Filed Pursuant to Rule 424(b)(3)
                                                   Commission File No. 333-20759

PROSPECTUS

                           Commemorative Brands, Inc.

                      Offer to exchange $90,000,000 of new
                     11% Senior Subordinated Notes due 2007
                   for $90,000,000 of any and all outstanding
                     11% Senior Subordinated Notes due 2007

     Commemorative Brands, Inc. (formerly known as "Scholastic Brands, Inc."), a Delaware corporation ("CBI" or the "Company"), hereby offers to exchange (the "Exchange Offer"), upon the terms and conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), up to $90,000,000 in aggregate principal amount of its 11% Senior Subordinated Notes due 2007 (the "Exchange Notes") for a like principal amount of its 11% Senior Subordinated Notes due 2007 (the "Initial Notes" and, together with the Exchange Notes, the "Notes").

     The terms of the Exchange Notes are identical in all material respects (including principal amount, interest rate and maturity) to the terms of the Initial Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes will generally be freely transferable by Holders (as defined) thereof (except as provided in the next paragraph below), and are not subject to any covenant of the Company regarding registration. The Exchange Notes will be issued under the indenture governing the Initial Notes. For a complete description of the terms of the Exchange Notes, see "Description of Notes."

     Interest on the Exchange Notes will be payable semi-annually on January 15 and July 15 of each year, commencing July 15, 1997. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, thereon to the date of redemption. In addition, at any time prior to January 15, 2000, the Company may, in its discretion, redeem up to 33-1/3% of the original principal amount of the Notes at a redemption price equal to 111% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of redemption, with the net proceeds of one or more Public Equity Offerings (as defined); provided that at least 66-2/3% of the original principal amount of the Notes remains outstanding immediately after each such redemption. The Exchange Notes will not be subject to any mandatory sinking fund. In the event of a Change of Control (as defined), each holder of the Notes will have the right to require the Company to purchase all or any part of such holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase. See "Description of Notes." There can be no assurance that the Company will have the financial resources necessary to repay its obligations under its senior bank credit facilities and to purchase the Exchange Notes upon a Change of Control. See "Risk Factors -- Payment for Notes upon a Change in Control." The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. As of December 16, 1996, the Company had approximately $36.2 million of Senior Indebtedness outstanding (exclusive of an unused commitment of up to $23.8 million under the Bank Credit Facility). See "Description of Notes--Subordination" and "Capitalization."

     The Initial Notes were issued and sold on December 16, 1996, in a transaction (the "Initial Offering") not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemptions provided in Section 4(2) of the Securities Act, and Rule 144A, Regulation D and Regulation S under the Securities Act. Accordingly, the Initial Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy certain of the obligations of the Company under a registration rights agreement relating to the Initial Notes. See "The Exchange Offer--Purposes of the Exchange Offer." The Company is making the Exchange Offer in reliance upon an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in a series of no-action letters issued to third parties, although the Company has not sought, and does not intend to seek, its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Based upon the Commission's interpretations, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder that is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act (an "Affiliate"), (ii) a broker-dealer who acquired Initial Notes directly from the Company or (iii) a broker-dealer who acquired Initial Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Each broker-dealer who receives Exchange Notes pursuant to the Exchange Offer in exchange for Initial Notes acquired for its own account as a result of market-making activities or other trading activities may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal that is filed as an exhibit to the Registration Statement of which this Prospectus is a part (the "Letter of Transmittal") states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Broker-dealers who acquired Original Notes as a result of market making or other trading activities may use this Prospectus, as supplemented or amended, in connection with resales of the Exchange Notes. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale for a period of one year from the date in which the Registration Statement of which this Prospectus is a part is declared effective. Any holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. See "The Exchange Offer--Tender Procedure."

     The Initial Notes are designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. The Exchange Notes constitute a new issue of securities for which there is no established trading market. Any Initial Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent Initial Notes are tendered and accepted in the Exchange Offer, a Holder's ability to sell untendered, and tendered but unaccepted, Initial Notes could be adversely affected. Following consummation of the Exchange Offer, the Holders of Initial Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligations to such Holders to provide for the registration under the Securities Act of the Initial Notes. No assurance can be given as to the liquidity of the trading market for either the Initial Notes or the Exchange Notes.

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange but is otherwise subject to customary conditions. The Exchange Offer will expire at 5:00 p.m., New York City time, on May 14, 1997, unless extended by the Company to such other date as the Company, in its sole discretion, may determine (the "Expiration Date"). The date of acceptance for exchange of the Initial Notes (the "Exchange Date") will be the first business day following the Expiration Date. Initial Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable. There will be no cash proceeds to the Company from the Exchange Offer.

     This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received for Initial Notes where such Initial Notes were acquired for its own account as a result of market-making activities or other trading activities. The Company will make copies of this Prospectus available to any broker-dealer for use in connection with any such resale.

                              --------------------

     See "Risk Factors," commencing on page 15, for a description of certain factors that should be considered by participants in the Exchange Offer

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                              ---------------------

                 The date of this Prospectus is April 14, 1997.

                              AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the Exchange Notes being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to any contract, agreement or other document are summaries of the material terms of such contracts, agreements or other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

     The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of the Exchange Offer, the Company will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file periodic reports and other information with the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. So long as any of the Notes remain outstanding, whether or not required by the rules and regulations of the Commission, the Company is required by the terms of the Indenture, dated as of December 16, 1996 (the "Indenture"), between the Company and Marine Midland Bank, as trustee (the "Trustee"), under which the Initial Notes were issued and under which the Exchange Notes are to be issued, so long as any of the Notes are outstanding, to furnish, and if applicable, to cause certain subsidiaries of the Company ("Subsidiary Guarantors") to furnish, to the Holders of the Notes, within 15 days after they are or would have been required to file such with the Commission, (i) all quarterly and annual financial information that would be required to be contained in filings with the Commission on Forms 10-Q and 10-K if the Company and/or any Subsidiary Guarantor was required to file such forms, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to annual consolidated financial statements and schedules only, a report thereon by the independent auditors of the Company and/or any Subsidiary Guarantor, and (ii) all information that would be required to be contained in filings with the Commission on Form 8-K if the Company and/or any Subsidiary Guarantor was required to file such form. In addition, whether or not required by the rules and regulations of the Commission, the Company shall file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, for so long as any of the Notes remain outstanding, the Company has agreed to furnish to any Holder of Notes, and to securities analysts and prospective investors upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

     Reports and other information filed by the Company with the Commission, and the Registration Statement and the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street (suite
1400), Chicago, Illinois 60661. Copies of such materials may also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Also, the Company files such reports and other information with the Commission pursuant to the Commission's EDGAR system. The Commission maintains a Web site that contains reports and other information regarding registrants that file electronically with the Commission pursuant to the EDGAR system. The address of the Commission's Web site is http://www.sec.gov.
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                               PROSPECTUS SUMMARY

     This following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, (i) the term "CBI" refers to Commemorative Brands, Inc. (formerly known as Scholastic Brands, Inc.) prior to the consummation of the acquisitions referred to below (the "Acquisitions"), (ii) the term "ArtCarved" refers to those assets, businesses and operations of CJC Holdings, Inc. ("CJC") acquired by CBI, (iii) the term "Balfour" refers to those assets, businesses and operations of L.G. Balfour Company, Inc. ("L.G. Balfour Company") acquired by CBI, (v) the term "the Company" refers to CBI as combined with ArtCarved and Balfour after giving effect to the Acquisitions, (v) the term "Management" refers to the management team of the Company, and (vi) the term "Pro Forma Fiscal 1996" refers to the unaudited pro forma combined operations of ArtCarved and Balfour for the twelve months ended August 31, 1996.

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended. Discussions containing such forward-looking statements may be found in the material set forth below and under "Risk Factors," "Unaudited Pro Forma Combined Financial Statements and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as in the Prospectus generally. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth below and the other matters set forth in the Prospectus generally.

                                   The Company

     The Company is the second largest manufacturer of class rings in the United States based on net sales and also supplies other graduation-related scholastic products for the high school and college markets and manufactures and markets recognition and affinity jewelry designed to commemorate significant events, achievements and affiliations. On December 16, 1996, the Company completed the Acquisitions of substantially all of the scholastic and recognition and affinity product assets and businesses of the ArtCarved operations of CJC and the Balfour operations of L.G. Balfour Company. CBI was initially formed in March 1996 by Castle Harlan Partners II, L.P., a Delaware limited partnership and private equity investment fund ("CHP II"), for the purpose of acquiring ArtCarved and Balfour and until December 16, 1996 engaged in no business other than in connection with the Acquisitions and the financing thereof.

     In combining ArtCarved and Balfour, the Company joined together two of the most widely recognized and most respected names in the scholastic products market in the United States. Management believes the Company will benefit from the combination of the complementary strengths of ArtCarved's leading high school in-store and college on-campus sales channels for scholastic products and Balfour's strong presence in the high school in-school sales channel for scholastic products. In addition, Management expects that the combination of the operations of ArtCarved and Balfour (the "Combination") will enable the Company to introduce a complementary range of products through the Company's distribution network and realize significant cost savings arising from the consolidation of the Company's operations.

     For Pro Forma Fiscal 1996, the Company had net sales of $142.1 million and EBITDA of $22.8 million, which does not include $3.1 million of the $7.4 million Annual Cost Savings (as defined). At November 30, 1996, the Company had pro forma total indebtedness of $126.2 million. See "Unaudited Pro Forma Combined Financial Statements And Other Data."

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     The Company's scholastic product line consists of high school and college class rings (the Company's largest product offering) and graduation-related fine paper products such as announcements, name cards and diplomas. The Company's independent sales representatives also sell or distribute caps and gowns, yearbooks, memory books, and other graduation apparel and accessories manufactured by others. The Company markets and distributes its scholastic products, which represented approximately 85% of net sales in Pro Forma Fiscal 1996, through three distinct sales channels: (i) the high school "in-store" channel of retailers, including approximately 5,100 independent retail jewelers, approximately 21 of the nation's 40 largest retail jewelry chains (representing approximately 1,200 stores throughout the United States) and approximately 2,200 Wal-Mart and 2,100 Kmart stores nationwide; (ii) the high school "in-school" channel of independent sales representatives, who sell directly to students in approximately 4,500 high schools throughout the United States; and (iii) the college "on-campus" sales organization, which sells to students in approximately 1,700 colleges and universities throughout the United States primarily through on-campus bookstores and to a lesser extent, through local bookstores. As a result of the Combination, the Company is today the only class ring manufacturer with a strong national presence in these three primary sales channels for class rings and scholastic products.

     The Company's recognition and affinity product line consists primarily of rings, pins and other jewelry designed to enable individuals to show pride in their affiliations with or support for their favorite organizations and sports teams. The Company's recognition and affinity product line is comprised of four major product categories: (i) licensed consumer sports jewelry, consisting of rings and other jewelry, intended for fans who wish to express their affinity and support for their favorite professional, amateur and collegiate sports teams, historically including all of the teams in the National Football League, Major League Baseball, the National Basketball Association and the National Hockey League; (ii) sports championship jewelry and related products for the members of championship teams to commemorate their achievements, such as Super Bowl rings for the San Francisco 49ers in 1995 and World Series trophies for the members of the 1996 New York Yankees, and rings for individuals who bowl an American Bowling Congress-sanctioned perfect game; (iii) personalized family jewelry, consisting primarily of rings, bracelets, necklaces and other jewelry designed to commemorate family and significant life events such as births and baptisms and other family celebrations and holidays such as Mother's Day and Valentine's Day; and (iv) corporate recognition and reward jewelry, consisting of rings, pins and other jewelry, designed to commemorate employees' anniversaries with or accomplishments on behalf of various corporations, historically including The Coca-Cola Company, McDonalds Corp., and Xerox Corp.

Business Strategy

     Management's primary objective is to increase profitability through the growth of the Company's sales and the realization of identified operational improvements following the Combination. Management seeks to achieve these objectives by: (i) capitalizing on cost reduction opportunities presented by the Combination; (ii) marketing a broader array of products by utilizing the Company's comprehensive distribution network to cross-market existing products and by continuing to develop and acquire new products and expand product lines; and (iii) strengthening the Company's in-school sales channel through the addition of independent sales representatives.

     In connection with the Acquisitions, Management has developed a detailed consolidation plan for the consolidation of the operations of the Balfour jewelry manufacturing
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                                       2
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facilities in Attleboro and North Attleboro, Massachusetts, into the existing
ArtCarved operations in Austin, Texas that Management believes will enable the Company to achieve approximately $7.4 million of annual cost savings relative to the historical cost structures of the Company's predecessors (the "Annual Cost Savings"). Of the $7.4 million in Annual Cost Savings, Management expects the Company to realize $4.3 million from the elimination of duplicative personnel, occupancy and fixed overhead costs and $3.1 million as a result of the lower prevailing wage rates in Austin, Texas and the elimination of other duplicative costs resulting from the closure of Balfour facilities. The Annual Cost Savings do not reflect non-recurring severance and relocation costs of approximately $5.5 million and incremental capital expenditures of approximately $1.9 million, each related to the Combination.

     The Company has begun the consolidation of the Company's operations to Austin, Texas, and Management expects that the consolidation of operations will be completed during the fiscal year ending August 30, 1997. Management expects that a portion of the Annual Cost Savings will be realized during the fiscal year ending August 30, 1997 and that all of such savings will be realized during the fiscal year ending August 29, 1998. There can be no assurance that the Company will complete its consolidation by the end of its fiscal year ending August 30, 1997 or that the Annual Cost Savings will be realized by the end of its fiscal year ending August 29, 1998, or at all.

     Management also intends to pursue growth opportunities in selling Balfour's fine paper products to college students through ArtCarved's existing on-campus sales channel and selling Balfour's licensed consumer sports jewelry through ArtCarved's existing retail sales channel, including independent retail jewelers, retail jewelry chains and mass merchants. Management will seek to pursue growth by penetrating new markets with new and existing products and to expand the Company's presence in existing markets by introducing product line extensions and new products. In addition, Management intends to strengthen its presence in the in-school sales channel to increase the number of students in each school who purchase the Company's products, expand school coverage in geographic areas where the Company is currently under-represented and extend its scholastic product lines.
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     Although Management believes that it will be able to implement its strategy as set forth above, there can be no assurance that improvements will be realized, or that there will not be delays in achieving such improvements or that results will not, in fact, decline.

     The Company's principal executive offices are located at 7211 Circle S Road, Austin, Texas 78745, and its telephone number is (512) 444-0571.

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                                       4
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                                The Transactions

     Pursuant to (i) an asset purchase agreement dated as of May 20, 1996 and amended as of November 21, 1996 and December 16, 1996 (as so amended, the "ArtCarved Purchase Agreement") and (ii) an Amended and Restated Asset Purchase Agreement with Town & Country Corporation ("Town & Country") and its subsidiary, L.G. Balfour Company, dated as May 20, 1996, as amended and restated on November 21, 1996 and further amended on December 16, 1996 (as so amended, the "Balfour Purchase Agreement"), CBI acquired substantially all of the assets relating to the scholastic and recognition and affinity businesses of each of CJC (the "ArtCarved Acquisition") and Balfour (the "Balfour Acquisition" and together with the ArtCarved Acquisition, the "Acquisitions") effective as of December 16, 1996. In consideration for ArtCarved, CBI paid (the "ArtCarved Purchase Price") CJC in cash the sum of $97.8 million plus $17.0 million, representing the estimated Adjusted Working Capital (as defined in the ArtCarved Purchase Agreement) of ArtCarved as of the closing date, subject to adjustment upon final determination of the Adjusted Working Capital. In consideration for Balfour, CBI paid (the "Balfour Purchase Price") Town & Country and L.G. Balfour Company in cash the sum of $23.8 million plus $23.6 million, representing the estimated Adjusted Working Capital (as defined in the Balfour Purchase Agreement) of Balfour as of the closing date, subject to adjustment upon final determination of the Adjusted Working Capital. In addition, CBI purchased the gold on consignment to Balfour as of the closing date ("Balfour Gold") for a cash purchase price equal to the fair market value of the estimated Balfour Gold balance as of the closing date (the "Balfour Gold Purchase Price") of approximately $4.9 million, subject to adjustment upon final determination of the Balfour Gold balance as of the closing date.

     The funds required to finance the Acquisitions and to pay related fees and expenses (the "Financing") were provided by (i) an initial equity investment of $50.0 million in CBI (the "Castle Harlan Investment ") by CHP II and certain of its affiliates (collectively, the "Castle Harlan Group"); (ii) the proceeds from the sale of the Initial Notes; (iii) borrowings by CBI of $25.0 million under a bank term loan facility (the "Term Loan Facility"); and (iv) borrowings by CBI of $5.2 million under a $35.0 million bank revolving credit facility (the "Revolving Credit Facility") and of $6.0 million under a gold facility (the "Gold Facility" and together with the Revolving Credit Facility, the "Revolving Credit and Gold Facilities", and together with the Term Loan Facility, the "Bank Credit Facility"). See "Capitalization," "Use of Proceeds," "Principal Stockholders," "Description of Capital Stock," "Description of the Bank Credit Facility" and "Description of Notes."

     The following table illustrates the estimated sources and uses of funds in connection with the Transactions based on the estimated Adjusted Working Capital and Balfour Gold balance on the date of closing. The final calculation of the Adjusted Working Capital and Balfour Gold balance at closing and the resulting purchase prices for each of ArtCarved, Balfour and Balfour Gold may differ from the estimates assumed below.

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                                       5
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                                                   (Dollars in thousands)

                       Sources
 Revolving Credit and Gold Facilities..............      $     11,201
 Term Loan Facility................................            25,000
 11% Senior Subordinated Notes due 2007............            90,000
 Preferred Stock(1)................................            47,500
 Common Stock......................................             2,500
                                                            ---------
          Total Sources of Funds...................      $    176,201
                                                              =======


                        Uses
 ArtCarved Acquisition.............................          $114,829
 Balfour Acquisition...............................            52,287
 Transaction fees and expenses(2)..................             9,085
                                                               ------
          Total Uses of Funds......................      $    176,201
                                                              =======

----------
(1) Includes $10.0 million of Series A Preferred Stock of the Company ("Series A Preferred") and $37.5 million of Series B Preferred Stock of the Company ("Series B Preferred"). See "Description of Capital Stock" and "Description of Notes--Certain Covenants--Restricted Payments."

(2) This amount represents partial transaction fees and expenses and the total amount is expected to be approximately $9.8 million.

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                                       6
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                                                The Exchange Offer

Exchange Offer:                      The Company is offering to exchange
                                     pursuant to the Exchange Offer up to
                                     $90,000,000 in aggregate principal amount of its new 11% Senior Subordinated Notes due 2007 (the "Exchange Notes") for a like principal amount of its outstanding 11% of Senior Subordinated Notes due 2007 (the
                                     "Initial Notes" and, together with the
                                     Exchange Notes, the "Notes") that were
                                     issued and sold on December 16, 1996 in a transaction exempt from registration under the Securities Act of 1933, as amended (the
                                     "Securities Act"). Initial Notes may be
                                     exchanged only in integral multiples of
                                     $1,000. The terms of the Exchange Notes are identical in all material respects
                                     (including principal amount, interest rate, maturity and ranking) to the terms of the Initial Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes will have been registered under the Securities Act and therefor will be generally freely transferable by Holders thereof (except as provided herein--see "The Exchange
                                     Offer--Terms of the Exchange" and "The
                                     Exchange Offer--Terms and Conditions of the Letter of Transmittal"), and are not subject to any covenant of the Company regarding registration. The Company has agreed to make the Exchange Offer in order to satisfy its obligations under a registration rights agreement (the
                                     "Registration Rights Agreement"), dated as of December 16, 1996, among the Company and Lehman Brothers Inc. and BT Securities
                                     Corporation (together, the "Initial
                                     Purchasers") relating to the Initial Notes.

Interest Payments:                   Interest on the Exchange Notes shall accrue
                                     from their date of issuance.

Expiration Date:                     The Exchange Offer will expire at 5:00
                                     p.m., New York City time, on May 14, 1997, unless extended by the Company to such dates as the Company, in its sole discretion, may determine. Any Notes not accepted for exchange for any reason will be returned without expense to the tendering Holders thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Exchange Date:                       The date of acceptance for exchange of the
                                     Initial Notes (the "Exchange Date") will be the first business day following the Expiration Date.

Conditions of the                    The  Exchange  Offer is subject to certain
   Exchange Offer:                   conditions. See "The Exchange
                                     Offer--Conditions to the Exchange Offer."
                                     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange.

Withdrawal Rights:                   The tender of Initial Notes pursuant to the
                                     Exchange Offer may be withdrawn at any time prior to the Expiration Date.

Procedures for                       Holders  wishing to  participate  in the
   Tendering:                        Exchange Offer must complete and return a
                                     Letter of Transmittal. See "The Exchange
                                     Offer--Tender Procedure." Each holder
                                     tendering Initial Notes for exchange (the
                                     "Transferor") must certify that it is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities
                                     Act and that it is acquiring the Exchange
                                     Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement or understanding with

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                                     any person to participate in the
                                     distribution of such Exchange Notes. Each
                                     Holder must acknowledge that it is not
                                     engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each Transferor which is a broker-dealer holding Initial Notes acquired for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company will make this Prospectus available to any broker-dealer for use in connection with any such resale.

Certain Federal Income               The Company has been advised by its
  Tax Consequences:                  counsel, Schulte Roth & Zabel LLP, that, in
                                     their opinion, the exchange of Initial
                                     Notes for Exchange Notes will not be a
                                     taxable event to the Holders and the
                                     Holders will not recognize any taxable gain or loss or any interest income as a result of such exchange. See "Certain Federal
                                     Income Tax Considerations."

Effect on Holders of Initial Notes:  As a result of the making of, and upon acceptance for exchange of all validly
                                     tendered Initial Notes pursuant to the
                                     terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement and, accordingly, the Holders of the Initial Notes will have no further registration or other rights under the Registration Rights Agreement. Holders of the Initial Notes who do not tender their Initial Notes in the Exchange Offer or whose Initial Notes are not accepted for exchange will continue to hold such Initial Notes and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto set forth in the Indenture except for any such rights or limitations which, by their terms, terminate or cease to be effective as a result of the making of, and the acceptance for exchange of all validly tendered Initial Notes pursuant to, the Exchange Offer. All untendered, and tendered but unaccepted, Initial Notes will continue to be subject to the restrictions on transfer provided therein and in the Indenture. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered, and tendered but unaccepted, Initial Notes could be adversely affected.

Use of Proceeds:                     There will be no cash proceeds to the
                                     Company from the exchange pursuant to the Exchange Offer.

Exchange Agent:                      Marine Midland Bank will serve as Exchange
                                     Agent in connection with the Exchange
                                     Offer.

Consequence of Failure to Exchange:  Holders of Initial Notes who do not
                                     exchange their Initial Notes for Exchange
                                     Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the offer or sale of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Initial Notes may not be offered or sold unless registered under the Securities Act and applicable state securities laws, except pursuant to an

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     exemption from, or in a transaction not
                                     subject to, the Securities Act and
                                     applicable state securities laws. The
                                     Company does not intend to register the
                                     Initial Notes under the Securities Act and, after consummation of the Exchange Offer, will not be obligated to do so.

Resales: Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by Holders thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holders' business, such Holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such Holders nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making or other activities, must acknowledge that it will deliver a prospectus in connection with any sale of such Exchange Notes. Any broker-dealer that participates in a distribution of the Exchange Notes may not participate in the Exchange Offer and will be deemed to be an underwriter for purposes of the Securities Act. Any Holder who is an affiliate of the Company or who uses the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer may not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales of such Exchange Notes. See "Plan of Distribution."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               Terms of the Notes

     The Exchange Offer applies to all $90,000,000 aggregate principal amount of the Initial Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes, except that the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The Exchange Notes will evidence the same debt as the Initial Notes and will be entitled to the benefits of the Indenture. See "Description of Notes."

Securities Offered:                  $90,000,000 principal amount of 11% Senior
                                     Subordinated Notes due 2007.

Maturity Date:                       January 15, 2007.

Interest Payment Dates:              January 15 and July 15, commencing July 15,
                                     1997.

Optional Redemption:                 The Notes are redeemable at the option of
                                     the Company, in whole or in part, at any time on or after January 15, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated
                                     Damages, if any, thereon to the date of
                                     redemption. In addition, at any time prior to January 15, 2000, the Company may, in its discretion, redeem up to 33-1/3% of the original principal amount of the Notes at a redemption price equal to 111% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of redemption, with the net proceeds of one or more Public
                                     Equity Offerings (as defined); provided
                                     that at least 66-2/3% of the original
                                     principal amount of the Notes remains
                                     outstanding immediately after each such
                                     redemption.

Sinking Fund:                        None.

Change of Control:                   In the event of a Change of Control (as
                                     defined), each holder of the Notes will
                                     have the right to require the Company to
                                     purchase all or any part of such holder's
                                     Notes at a purchase price in cash equal to
                                     101% of the aggregate principal amount
                                     thereof, plus accrued and unpaid interest
                                     and Liquidated Damages, if any, thereon to
                                     the date of purchase. The Bank Credit
                                     Facility prohibits the Company from
                                     purchasing any Notes upon a Change of
                                     Control, and certain Change of Control
                                     events with respect to the Company would
                                     constitute a default thereunder. There can
                                     be no assurance that the Company will have
                                     the financial resources necessary to repay
                                     its obligations under the Bank Credit
                                     Facility and to purchase the Notes upon a
                                     Change of Control. See "Risk Factors -
                                     Payment for Notes Upon a Change of Control"
                                     and "Description of the Bank Credit
                                     Facility."
Certain Covenants:                   The Indenture contains certain covenants
                                     that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional indebtedness and issue preferred stock,
                                     (ii) pay dividends or make certain other restricted payments, (iii) enter into transactions with affiliates, (iv) create certain liens, (v) make certain asset dispositions and (vi) merge or consolidate with, or transfer substantially all of its assets to, another person. In addition, the Company is obligated, under certain circumstances, to offer to repurchase Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, with the net cash proceeds of certain sales or other dispositions of assets. See "Description of
                                     Notes--Covenants."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

               Summary Pro Forma Combined Financial and Other Data

     The following table presents summary unaudited pro forma combined financial and other data and should be read in conjunction with the financial statements of ArtCarved and the financial statements of Balfour and the respective related notes thereto, the "Unaudited Pro Forma Combined Financial Statements and Other Data" and the notes thereto and "Management's Discussions and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The pro forma combined balance sheet was prepared as if the Transactions had occurred on November 30, 1996, and the unaudited pro forma combined statements of income and other data were prepared as if the Transactions occurred on August 27, 1995. The summary pro forma combined financial and other data assume the consummation of the Acquisitions and the financing thereof. The summary pro forma combined financial and other data do not purport to be indicative of the financial position or results of operations that would have been reported had the Transactions been effected on the dates indicated, or that may be reported in the future. The summary pro forma combined financial and other data are based on the estimated Adjusted Working Capital and Balfour Gold balance on the date of closing. However, the final calculation of the Adjusted Working Capital and Balfour Gold balance at closing and the resulting purchase prices for each of ArtCarved, Balfour and Balfour Gold may differ from the estimates assumed below.

     The summary pro forma combined financial statements and other data reflect the fact that CBI did not purchase certain Balfour facilities but instead will relocate the Balfour jewelry manufacturing operations and related sales, general and administrative functions to existing ArtCarved facilities in Austin, Texas. Consequently, the pro forma adjustments reflect the realization of $4.3 million of the Annual Cost Savings relating to the elimination of duplicative personnel, occupancy and fixed overhead costs resulting from the closure of these Balfour facilities. However, the pro forma adjustments do not reflect $3.1 million of the Annual Cost Savings resulting from lower prevailing wage rates in Austin, Texas and the elimination of other duplicative costs. The pro forma adjustments related to the Annual Cost Savings described above do not reflect non-recurring severance and relocation costs of approximately $5.5 million and incremental capital expenditures of approximately $1.9 million, each related to the Combination.

     The Company has begun the consolidation of the Company's operations to Austin, Texas, and Management expects that the consolidation will be completed during the fiscal year ending August 30, 1997. Management expects that a portion of the Annual Cost Savings will be realized during the fiscal year ending August 30, 1997 and that all of such savings will be realized during the fiscal year ending August 29, 1998. There can be no assurance that the Company will complete its consolidation by the end of its fiscal year ending August 30, 1997 or that the Annual Cost Savings will be realized by the end of its fiscal year ending August 29, 1998, or at all.

                                                             Twelve Months Ended        Three Months Ended
                                                               August 31, 1996           November 30, 1996
                                                          -------------------------    -------------------
                                                                (Dollars in thousands, except ratios)
Statement of Income Data:
Net sales..............................................               $142,062                  $41,498
Gross profit...........................................                 77,105                   23,745
Selling, general and administrative expenses...........                 60,340                   18,088
Operating income ......................................                 16,765                    5,657
Interest expense, net..................................                 13,739                    3,435
Net income ............................................                  1,785                    1,311

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                             Twelve Months Ended        Three Months Ended
                                                               August 31, 1996           November 30, 1996
                                                         ---------------------------   -------------------
                                                                (Dollars in thousands, except ratios)

Other Data:
EBITDA(1)(2)...........................................                $22,832                   $7,174
Depreciation and amortization..........................                  6,067                    1,517
Capital expenditures(3)................................                  1,480                      370
Ratio of EBITDA to cash interest expense(4)............                   1.7x                     2.2x

Balance Sheet Data (at end of period):
Total assets...........................................                                        $206,399
Total debt.............................................                                         126,201
Stockholders' equity...................................                                          50,000

(1) EBITDA represents operating income (loss) before depreciation, amortization and restructuring charges. EBITDA is not intended to, and does not, represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. EBITDA should not be considered in isolation or as a substitute for or more meaningful than net income (loss), cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. The Company has presented EBITDA data because the Company understands that such information is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt. The EBITDA measure presented herein is not necessarily comparable to similarly-titled measures reported by other companies.

(2) The summary pro forma combined financial and other data and pro forma combined EBITDA do not give effect to $3.1 million of the Annual Cost Savings, $2.4 million of which are related to lower prevailing wage rates in Austin, Texas and $0.7 million of which are related to other duplicative costs resulting from the closure of the Balfour facilities and the consolidation of Balfour's operations into existing ArtCarved operations in Austin, Texas. The effect of the additional $3.1 million of the Annual Cost Savings on the pro forma combined EBITDA results in an adjusted pro forma combined EBITDA of $25.9 million and $8.0 million for the twelve months ended August 31, 1996, and the three months ended November 30, 1996, respectively. Thus, the ratio of adjusted pro forma combined EBITDA to cash interest expense is 2.0x(4) and 2.4x(4)(5) for the twelve months ended August 31, 1996, and the three months ended November 30, 1996, respectively.

(3) The pro forma combined capital expenditure level is not indicative of the expected capital expenditure level for the Company's fiscal year ending August 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality, Liquidity and Capital Resources."

(4) Cash interest expense represents pro forma combined interest less amortization of capitalized financing fees.

(5) Ratios for the three months ended November 30, 1996 are not indicative of the full year results due to the seasonal nature of the business.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
             Summary Historical Financial and Other Data--ArtCarved

     The following table presents summary historical financial and other data for ArtCarved and should be read in conjunction with the financial statements of ArtCarved and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The following information with respect to ArtCarved as of and for the years ended August 27, 1994; August 26, 1995; and August 31, 1996 has been derived from the audited financial statements of ArtCarved, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated November 13, 1996 included elsewhere herein. The ArtCarved data as of August 31, 1993 are derived from the audited financial statements of ArtCarved, which have been audited by Arthur Andersen LLP and are not included herein. The ArtCarved data as of August 31, 1992 and the three months ended on, and as of, November 25, 1995 and November 30, 1996 are derived from the unaudited financial statements of ArtCarved. In Management's opinion, the unaudited interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim periods presented. The results for the three months ended November 30, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. The information presented below does not include adjustments related to the ArtCarved Acquisition.

                                                                                                     Three Months
                                                           Fiscal Year Ended(1)                         Ended(1)
                                          ------------------------------------------------------   ------------------
                                          Aug. 31,   Aug. 31,    Aug. 27,    Aug. 26,   Aug. 31,   Nov. 25,  Nov. 30,
                                            1992       1993        1994        1995       1996       1995      1996
                                         ----------  ---------  ----------  ---------  ---------   --------  --------
                                                                    (Dollars in thousands)
Statement of Income Data:
Net sales..............................  $   63,847  $  63,955  $   69,820  $  71,994  $  70,671   $ 21,923  $ 21,963
Cost of sales..........................      26,993     25,290      30,572     32,879     32,655      9,209     9,626
                                         ----------  ---------  ----------  ---------  ---------   --------  --------
Gross profit...........................      36,854     38,665      39,248     39,115     38,016     12,714    12,337
Selling, general and administrative          26,920     27,016      26,618     28,224     27,940      8,484     8,110
expenses...............................
Restructuring charges(2)...............          --         --         --       3,244         --         --        --
                                         ----------  ---------  ----------  ---------  ---------   --------  --------
Operating income.......................  $    9,934  $  11,649  $   12,630  $   7,647  $  10,076   $  4,230  $  4,227
                                         ==========  =========  ==========  =========  =========   ========  ========

Other Data:
EBITDA(3)..............................  $   15,548  $  17,046  $   17,324  $  16,505    $15,091     $5,494    $5,691
Depreciation and amortization..........       5,614      5,397       4,694      5,614      5,015      1,264     1,464
Capital expenditures(4)................         862      1,344       1,186      1,120        844        420       182
Cash flows provided by (used in):
   Operating activities                       8,678     10,948      11,132     (3,164)     1,663       (513)    1,083
   Investing activities                        (925)    (1,344)     (1,186)    (1,120)      (844)       (52)     (182)
   Financing activities                      (5,753)    (9,604)     (9,946)     4,284       (819)       565     3,555
Ratio of earnings to fixed charges(5)            --         --        1.1x         --         --        1.3x      1.6x

Balance Sheet Data (at end of period):
Total assets...........................  $   79,698  $  76,008  $   78,900  $  75,955    $74,542              $83,393
Total long-term debt(6)................     107,783     98,485      98,728     99,900     91,221               80,144
Advances in equity (deficit)(6)........     (32,989)   (27,931)    (51,504)   (53,186)   (28,524)              (7,909)

----------

(1) During the periods presented, ArtCarved was not operated or accounted for as a separate entity. As a result, allocations for certain accounts of CJC were reflected in the financial statements of ArtCarved. Selling, general and administrative expenses for ArtCarved represent all the expenses incurred by CJC excluding only the expenses directly related to the non-ArtCarved operations of CJC. Since CJC intends to use the proceeds from the sale of ArtCarved to repay its outstanding debt obligations, the statement of income data, other data, and the balance sheet data include all of CJC's debt and related interest expense.

(2) For the fiscal year ended August 26, 1995, the restructuring charges of $3.2 million consisted of the write-off of $2.9 million of capitalized financing costs incurred in 1990 by CJC and $0.3 million of related professional advisory fees incurred by CJC. The balance sheet data include all of CJC's debt and related interest expense, and therefore all of the restructuring charges are allocated to ArtCarved assets.

(3) EBITDA represents operating income (loss) before depreciation, amortization, and restructuring charges. EBITDA is not intended to, and does not, represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of ArtCarved's cash needs. EBITDA should not be considered in isolation or as a substitute for or more meaningful than net income (loss), cash flows from operating activities or other measures of liquidity determined in accordance with generally

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     accepted accounting principles. The Company has presented EBITDA data because the Company understands that such information is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt. The EBITDA measure presented herein is not necessarily comparable to similarly-titled measures reported by other companies.

(4) Historical capital expenditure levels are not necessarily indicative of the expected capital expenditure level for the Company's fiscal year ending August 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality, Liquidity and Capital Resources."

(5) For the purpose of computing this ratio, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, capitalized interest, amortization of deferred debt issuance cost and a portion of rental expenses. For the fiscal years ended August 31, 1992; August 31, 1993; August 26, 1995 and August 31, 1996, earnings before fixed charges were insufficient to cover fixed charges by approximately $3.2 million, $0.7 million, $6.0 million and $1.8 million, respectively.

(6) The changes in total long-term debt and advances in equity (deficit) from August 31, 1996 to November 30, 1996 are due to the sale of CJC's non-ArtCarved operations.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              Summary Historical Financial and Other Data--Balfour

     The following table presents summary historical financial and other data for Balfour and should be read in conjunction with the financial statements of Balfour and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The following information with respect to Balfour as of and for the years ended February 27, 1994; February 26, 1995; and February 25, 1996 has been derived from the audited financial statements of Balfour, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated September 30, 1996 included elsewhere herein. The following information with respect to Balfour as of and for the years ended February 29, 1992 and February 28, 1993 and the nine months ended on, and as of, November 26, 1995 and November 24, 1996 has been derived from the unaudited financial statements of Balfour. In Management's opinion, the data as of and for the years ended February 29, 1992 and February 28, 1993 and the nine months ended on, and as of, November 26, 1995 and November 24, 1996 reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation. The results for the nine months ended November 24, 1996 are not necessarily indicative of the results that could be expected for the full fiscal year. The information presented below does not include adjustments related to the Balfour Acquisition.

                                                       Fiscal Year Ended (1)                   Nine Months Ended(1)
                                      -----------------------------------------------------    ------------------
                                       Feb 29,    Feb. 28,   Feb. 27,    Feb. 26,   Feb. 25,   Nov. 26,    Nov. 24,
                                        1992        1993       1994        1995       1996       1995        1996
                                      --------   --------    --------   --------    --------    -------    -------
                                                                  (Dollars in thousands)
Statement of Income Data:
Net sales........................     $ 91,681   $ 83,938    $ 85,304   $ 77,491    $ 71,300    $53,413    $55,521
Cost of sales....................       55,607     47,130      35,860     35,406      35,598     27,160     27,021
                                      --------   --------    --------   --------    --------    -------    -------
Gross profit.....................       36,074     36,808      49,444     42,085      35,702     26,253     28,500
Selling, general and administrative
   expenses......................       42,481     43,856      43,350     51,743      33,496     25,831     27,910
Restructuring charge(2)..........           --     14,500          --         --          --         --         --
                                      --------   --------    --------   --------    --------    -------    -------
Operating income (loss)..........     $ (6,407)  $(21,548)   $  6,094   $ (9,658)   $  2,206   $    422   $    590
                                      ========   ========    ========   ========    ========    =======    =======

Other Data:
EBITDA(3)........................     $ (3,376)  $ (3,983)   $  7,993   $ (7,680)   $  4,232   $  1,970   $  2,050
Depreciation and amortization....        3,031      3,065       1,899      1,978       2,026      1,548      1,460
Capital expenditures(4)..........          620        826       1,820      1,274         530        320        252
Adjusted net sales(5)............       59,600     56,315      61,784     64,891      70,111     52,537     54,672
Cash flows provided by (used in):
   Operating activities                     --         --      (2,413)    (7,077)      1,604     (5,828)    (6,390)
   Investing activities                     --         --      (1,807)    (1,209)        421        631        188
   Financing activities                     --         --       4,245      8,286      (1,970)     5,201      6,181
Ratio of earnings to fixed                  --         --          4.3x       --         1.0x        --         --
  charges(6)

Balance Sheet Data
(at end of period):
Total assets.....................     $ 70,086   $ 44,795    $ 47,989   $ 45,236    $ 42,563              $ 45,050
Total long-term debt(7)..........       66,924      1,801       6,136     15,136      13,166                19,405
Stockholders' equity (deficit)...      (20,127)    20,278      24,966     14,024      13,888                12,602

----------

(1) During the periods presented, Balfour was operated as a wholly-owned subsidiary of Town & Country and Town & Country administered certain programs (such as health insurance, workmen's compensation, and gold consignment) and charged all directly identifiable costs to Balfour. Indirect costs were not allocated to Balfour; however, Balfour's management believes these amounts are not significant for the periods presented.


(2) For the fiscal year ended February 28, 1993, Balfour's management decided to make changes with respect to certain of its operations. As a result of this decision, Balfour sold or disposed of certain inventory and equipment no longer considered necessary to its modified business and recorded a restructuring charge associated with such disposal of assets.

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                                       15

--------------------------------------------------------------------------------
(3) EBITDA represents operating income (loss) before depreciation, amortization, and restructuring charges. EBITDA is not intended to, and does not, represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of Balfour's cash needs. EBITDA should not be considered in isolation or as a substitute for or more meaningful than net income (loss), cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. The Company has presented EBITDA data because the Company understands that such information is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt. The EBITDA measure presented herein is not necessarily comparable to similarly-titled measures reported by other companies.

(4) Historical capital expenditure levels are not necessarily indicative of the expected capital expenditure level for the Company's fiscal year ending August 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality, Liquidity and Capital Resources."

(5) Adjusted net sales represents, for all periods presented, net sales excluding results from: (i) the direct distribution of licensed consumer sports jewelry, which was discontinued in February 1995; (ii) the fraternity jewelry product line, which was sold in March 1994; and (iii) the service award recognition product line, which was sold in April 1993. Although Balfour sold substantially all of the service award recognition product line, Balfour continues to have sales of service award recognition products, which Management believes will not be a significant percentage of net sales in future periods. See footnote (6) of "Selected Historical Financial and Other Data--Balfour."

(6) For the purpose of computing this ratio, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, capitalized interest, amortization of deferred debt issuance cost and a portion of rental expenses. For the fiscal years ended February 29, 1992; February 28, 1993 and February 26, 1995, Balfour's earnings before fixed charges were insufficient to cover fixed charges by $15.9 million, $31.3 million and $10.9 million, respectively. For the nine months ended November 26, 1995 and November 24, 1996, Balfour's earnings before fixed charges were insufficient to cover fixed charges by $1.0 million and $1.2 million, respectively.

(7) The change in total long-term debt from February 25, 1996 to November 24, 1996 is due to the seasonal nature of Balfour's operations.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, before tendering their Initial Notes for the Exchange Notes offered hereby, Holders of the Initial Notes should review carefully the specific considerations set forth below:

Substantial Leverage and Debt Service

     The Company incurred substantial indebtedness in connection with the acquisitions of the businesses and operations of ArtCarved and Balfour. As of December 16, 1996, the Company's pro forma total indebtedness and stockholders' equity were $126.2 million and $50.0 million, respectively. The Company's sales tend to be seasonal, with peak borrowings under the Company's Bank Credit Facility expected to occur during the months of October through December. See "--Seasonality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality, Liquidity and Capital Resources."

     The Company's ability to meet its debt service obligations and to reduce its total debt will depend upon its future performance, which, in turn, is subject to general economic conditions, particularly in the scholastic products market and the recognition and affinity products market, and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's business will generate adequate cash flow to meet the Company's requirements for working capital expenditures, interest payments and scheduled principal payments, that the Company will be able to borrow sufficient funds under its Revolving Credit and Gold Facilities or that the anticipated Annual Cost Savings will be realized. See "-- Realization of Estimated Cost Savings." If the Company is unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service its debt, it may be required to sell assets, reduce capital expenditures, refinance all or a portion of its existing debt (including the Notes) or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained, particularly in view of the Company's high level of debt, the restrictions on the Company's ability to incur additional debt under the Bank Credit Facility and the Indenture, and the fact that substantially all of the Company's assets will be pledged to secure obligations under the Bank Credit Facility.

     The degree to which the Company is leveraged could have important consequences to holders of the Notes, including that: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes, may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on indebtedness; and (iii) the Company's leverage may make it more vulnerable to industry-related or general economic downturns and may limit its ability to withstand competitive pressures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Inability to Successfully Integrate Operations

     The integration of the administrative, finance and manufacturing operations of ArtCarved and Balfour, the coordination of each company's sales and marketing organizations and implementation of appropriate operational, financial and management systems and controls will require substantial attention from the newly-integrated management team and will result in the diversion of management attention from managing the Company's core businesses. Any inability of the Company to integrate these companies successfully in a timely and efficient manner could have an adverse effect on the Company's financial position or results of operations. There can be no assurance that the post-acquisition strategy will be implemented successfully or on a timely basis or that it will not require unanticipated costs in its implementation.

Failure to Realize Estimated Cost Savings

     The Company's post-acquisition strategy is premised upon realizing substantial cost savings from the integration of the operations of ArtCarved and Balfour. Management's estimates of cost savings are based upon a number of assumptions and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may vary from Management's estimated cost savings and such variations may be material.

Competition

     The Company's businesses are highly competitive, with the Company facing competition in each of its product lines. In the scholastic products business, there are three national competitors, including the Company, in the sale of both class rings and fine paper products, one additional national competitor in the sale of class rings, and several additional national competitors in the sale of fine paper products. In addition, in the scholastic products business the Company faces several regional competitors, which have been successful in the past at taking market share from the national competitors (including ArtCarved and Balfour). The Company's recognition and affinity products compete with those produced and sold by a broad range of companies, including certain of the Company's competitors in the scholastic product line and certain other regional and local companies. The Company's ability to compete in the high school in-school market depends on its ability to recruit and maintain a high quality sales force. There can be no assurance that the Company will be able to maintain its sales force or to continue to compete successfully with other competitors, some of which may have greater resources, including financial resources, than the Company. See "Business--Competition."

Declining Demand and Potential Loss of Customers

     Management believes that the percentage of high school graduates who purchase high school class rings has declined for a period of at least five years. In addition, the Company's volume of high school class rings sold during this time has declined, and Management believes that the Company's market share has declined as well. There can be no assurance that such trends will not continue or that the Company will not experience similar trends in the college market for class rings. See "Business--Industry."

     In addition, a significant portion of the Company's business activity is with independent and chain jewelry retailers and mass merchants, many of which are not only subject to the risks generally associated with the effects of an economic downturn on retailers of discretionary, consumer goods, but also tend to be highly leveraged. Over the past several years, mass merchants have accounted for a growing portion of the Company's sales. The Company does not have exclusive arrangements with these mass merchants and would be adversely affected if it were no longer able to market its products through such mass merchants.

     The Company has sold college rings primarily through on-campus bookstores, most of which also offer class ring products distributed by one or more of the Company's major competitors, and, to a lesser extent, through local bookstores. Historically, on-campus bookstores have been owned and operated by the colleges and universities; however, during the last several years an increasing number of campus bookstores have been leased to companies engaged in retail bookstore operations, primarily Barnes & Noble Bookstores, Inc. and Follet Corporation, which together dominate that industry. If either the colleges or universities or these bookstores were to grant exclusive rights to one of the Company's competitors, or if for any other reason the Company were unable to continue selling its products through these bookstores, the Company's business could be adversely affected. If the schools or the operators of college on-campus bookstores were to grant exclusive rights to the Company's competitors, in order to maintain its college class ring sales the Company would be required to establish successfully alternative channels, such as direct marketing, off-campus bookstores and retail jewelry stores, for the distribution of class rings at colleges serviced by such bookstores.

Subordination and Ranking of the Notes

     The Notes are general unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including all indebtedness under the Bank Credit Facility. By reason of such subordination, in the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of the Company, the Senior Indebtedness must be paid in full before the principal of, premium, if any, and interest or Liquidated Damages (if any) on, the Notes may be paid. As of December 16, 1996, the Company had approximately $36.2 million of Senior Indebtedness (exclusive of an unused commitment of up to $23.8 million under the Bank Credit Facility). The Indenture under which the Notes are issued permits the Company to incur additional Senior Indebtedness if certain conditions are met. See "Capitalization," "Description of the Bank Credit Facility" and "Description of Notes--Certain Covenants."

     The Company may not pay principal of, premium, if any, or interest or Liquidated Damages (if any) on, the Notes, or repurchase, redeem or otherwise retire the Notes if any Senior Indebtedness is not paid when due or any default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived, any such acceleration has been rescinded or such Senior Indebtedness has been paid in full, except that the Company may make payments with respect to the Notes with the approval of certain holders of the Senior Indebtedness. Upon any payment or distribution of assets of the Company upon a total or partial liquidation, dissolution, reorganization or similar proceeding, the holders of Senior Indebtedness will be entitled to receive payment in cash or cash equivalents in full before the holders of the Notes are entitled to receive any payment. Accordingly, there may be insufficient assets remaining after such payments to pay principal of, or interest or Liquidated Damages (if any) on, the Notes. See "Description of Notes--Subordination."

     The Indenture contemplates that the Company may, during the term of Notes, conduct its business through one or more subsidiaries. Except as otherwise provided in the Indenture, such subsidiaries may not incur indebtedness. Except to the extent that the Company may itself be a trade creditor with recognized claims against its subsidiaries, the claims of creditors of such subsidiaries, including trade creditors, will have priority over the Company with respect to the assets and earnings of such subsidiaries. Therefore, the Notes will be effectively subordinated to all indebtedness incurred by subsidiaries of the Company, even though such indebtedness is not Senior Indebtedness.

Restrictive Covenants

     The Indenture contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, pay dividends or make certain other Restricted Payments (as defined therein), enter into transactions with affiliates, allow its subsidiaries to make certain payments, create certain liens, make certain asset dispositions and merge or consolidate with, or transfer substantially all of its assets to, another person, or engage in certain change of control transactions. In addition, the Bank Credit Facility contains other and more restrictive covenants and prohibits the Company from prepaying certain of its indebtedness, including the Notes. Under the Bank Credit Facility, the Company is also required to maintain specified financial ratios, including maintaining specified Minimum Interest Coverage, Maximum Senior Debt to EBITDA ratios, and Minimum EBITDA (each as defined in the Bank Credit Facility). The failure by the Company to maintain such financial ratios or to comply with the restrictions contained in the Bank Credit Facility or the Indenture could result in a default thereunder, which in turn could cause such indebtedness (and by reason of cross-default provisions, other indebtedness) to become immediately due and payable. No assurance can be given that the Company's future operating results will be sufficient to enable compliance with such covenants, or in the event of default, to remedy such default. See "Description of the Bank Credit Facility" and "Description of Notes--Certain Covenants."

Seasonality

     The Company's scholastic product sales tend to be seasonal. Class ring sales (and therefore the Company's borrowing needs) are highest during October through December and fine paper sales are highest during February through April. Management does not expect sales of the Company's recognition and affinity products to be seasonal in any material respect. The Company has historically experienced operating losses during the summer months, and its working capital requirements tend to exceed its operating cash flows from July through December. The Company's ability to draw down funds under the Bank Credit Facility to meet its borrowing needs during this period will be subject to certain financial coverage tests. There can be no assurance that the Company will be able to borrow sufficient funds under the Bank Credit Facility to meet its borrowing needs during this period. See "Description of the Bank Credit Facility." See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality, Liquidity and Capital Resources."

Dependence on Single Supplier; Fluctuations in Prices of Raw Materials

     The Company purchases substantially all synthetic and semiprecious stones from a single supplier, located in Germany, which supplies synthetic stones to almost all of the class ring manufacturers in the United States. The Company believes that the loss of this source of synthetic and semiprecious stones would adversely affect its business during the time period in which alternate sources adapted production capabilities to meet increased demand. See "Business--Raw Materials." Gold also constitutes a significant raw material for the Company's operations. There can be no assurance that the Company would not be adversely affected by fluctuations in the price of gold. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Raw Material Price Fluctuations."

Inability to Pay for Notes Upon a Change of Control

     The Indenture provides that, upon the occurrence of a Change of Control (as defined therein), the Company will be required to make an offer to purchase all of the Notes issued and then outstanding under the Indenture at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages (if any) thereon to the date of purchase. Any Change of Control under the Indenture would constitute a default under the Bank Credit Facility. Therefore, upon the occurrence of a Change in Control, the lenders under the Bank Credit Facility would have the right to accelerate their loan and the holders of the Notes would have the right to require the Company to purchase their Notes. Upon such event, such lenders would be entitled to receive payment of all outstanding obligations under the Bank Credit Facility before the Company may purchase any of the Notes tendered pursuant to such an offer. See "Description of the Bank Credit Facility." If a Change of Control were to occur, it is unlikely that the Company would be able to repay all of its obligations under the Bank Credit Facility and the Notes, unless it could obtain alternate financing. There can be no assurance that the Company would be able to obtain any such financing on commercially reasonable terms or at all, and consequently no assurance can be given that the Company would be able to purchase any of the Notes tendered pursuant to such an offer.

Voting Control of the Company

     The Castle Harlan Group owns and controls 100% of the Company's outstanding voting stock. Accordingly, it has the ability to elect the entire Board of Directors of the Company and, in general, to determine the outcome of any other matter submitted to stockholders for their approval, including the power to determine the outcome of all corporate transactions, such as mergers, consolidations, and the sale of all or substantially all of the assets of the Company. See "Principal Stockholders."

Fraudulent Transfer

     The Company's obligations under the Notes may be subject to review under federal or state fraudulent transfer laws if the Company becomes a debtor in a subsequent bankruptcy case or otherwise has financial difficulties. In that event, if a court in a lawsuit by an unpaid creditor or by a representative of creditors (such as a trustee in a bankruptcy or a debtor-in-possession) were to find that the Company received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the Notes and (i) was insolvent, (ii) was rendered insolvent by reason of such transaction, (iii) was engaged in a business or transaction, or was about to be engaged in a business or transaction, for which its remaining assets constituted unreasonably small capital, or (iv) intended to incur, or believed or reasonably should have believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could void the Company's obligations under the Notes and direct the return of any amounts paid thereunder to the Company or to a fund for the benefit of its creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction being applied. There can be no assurance as to what standard a court would apply in making such determinations or whether a court would find that the Company received fair consideration or reasonably equivalent value for incurring the indebtedness represented by the Notes or was insolvent, or rendered insolvent by reason of the transaction, or whether the Company had sufficient capital for the business in which it is engaged and did not incur debts beyond its ability to pay such debts as they mature. In addition, if either of the prior owners of ArtCarved or Balfour were to become a debtor in a subsequent bankruptcy case or otherwise were to have financial difficulties, a court might review the applicable Acquisition under Federal or state fraudulent transfer laws and could apply a similar analysis with respect to such Acquisition and such court could void the prior owners' obligations under the ArtCarved Purchase Agreement or Balfour Purchase Agreement, as the case may be. There can be no assurance as to what standard a court would apply in making such determinations or whether a court would agree with such assessments. See "--Substantial Leverage and Debt Service" above.

Consequences Of Exchange And Failure To Exchange

     Holders of Original Notes who do not exchange their Initial Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Initial Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. Except under certain limited circumstances, the Company does not intend to register the Initial Notes under the Securities Act. In addition, any holder of Initial Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Initial Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Initial Notes could be adversely affected. See "The Exchange Offer" and "Description of Notes -- Registration Rights; Liquidated Damages."

Absence Of A Public Market For The Notes; Price Volatility

     The Exchange Notes are new securities for which there is currently no market. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for the inclusion of the Exchange Notes in any automated quotation system and there can be no assurance as to the development or liquidity of any market for the Exchange Notes. If a market for the Exchange Notes were to develop, the Exchange Notes could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. There can be no assurance that, if a market for the Exchange Notes were to develop, such a market would not be subject to similar disruptions.

Ability of the Company to Effect Transactions That Could Adversely Affect
Holders

     The Indenture contains numerous covenants that restrict the Company's ability, among other things, to incur additional debt, create liens, merge with or into other corporations, make certain investments and make certain dividends and other payments and require that the Company offer to repurchase the Notes upon a Change in Control (as defined in the Indenture) or in connection with certain Asset Sales (as defined in the Indenture). Such covenants and repurchase obligations are the result of negotiations between the Company and the Initial Purchasers. See "Description of Notes - Repurchases at the Option of the Holders" and "Description of Notes - Certain Covenants." Subject to compliance with the foregoing limitations contained in the Indenture and to the restrictions under the Bank Credit Facility (see "Descriptions of the Bank Credit Facility"), however, the Company is not prohibited by the terms of the Indenture from entering into certain transactions, including acquisitions, refinancings, recapitalizations or other highly-leveraged transactions, which could adversely affect Holders by increasing the indebtedness of the Company, some or all of which may be senior to the Notes, or otherwise adversely affecting the Company's capital structure and credit ratings.

                                 USE OF PROCEEDS

          There will be no proceeds to the Company from any exchange pursuant to the Exchange Offer. The net proceeds to the Company (after discounts, commissions and estimated fees and expenses in an aggregate amount of approximately $3.8 million related to the Initial Offering) from the sale of the Initial Notes in the Initial Offering were approximately $86.2 million. Such proceeds, together with the proceeds of the Bank Credit Facility and proceeds from the Castle Harlan Investment, were used to pay (i) the ArtCarved Purchase Price, (ii) the Balfour Purchase Price, (iii) the Balfour Gold Purchase Price,
(iv) the fees and expenses incurred in connection with the Transactions, and (v) the ongoing working capital requirements of the Company. See "The Acquisitions" and "Description of the Bank Credit Facility."

                               THE EXCHANGE OFFER

Purpose of the Exchange Offer

     The Initial Notes were originally issued and sold on December 16, 1996 in the Initial Offering. The Initial Offering was not registered under the Securities Act in reliance upon the exemptions provided by Section 4(2) of the Securities Act, and Rule 144A, Regulation D and Regulation S under the Securities Act. In connection with the sale of the Initial Notes, the Company agreed to use best efforts to file with the Commission a registration statement relating to an exchange offer (the "Exchange Offer Registration Statement") pursuant to which a new series of senior subordinated notes of the Company covered by such Exchange Offer Registration Statement and containing terms identical in all material respects to the terms of the Initial Notes would be offered in exchange for Initial Notes tendered at the option of the Holders thereof or, if applicable interpretations of the staff of the Commission did not permit the Company to effect such an exchange offer (after the Company complies with certain procedures set forth in the Registration Rights Agreement relating to seeking a favorable decision from the Commission allowing the Company to effect such registration), or, if any Holder of Initial Notes that is a "qualified institutional buyer" (as defined in Rule 144A under the Securities
Act) or an "accredited investor" (as defined in Rule 501 (A)(1), (2), (3) or (7) under the Securities Act) shall notify the Company within 20 business days after the Exchange Offer is consummated (A) that such Holder is prohibited by applicable law or Commission policy from participating in the Exchange Offer or
(B) that such Holder may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and that the Prospectus contained in this Registration Statement is not appropriate or available for such resales by such Holder or (C) that such Holder is a Broker-Dealer and holds Notes acquired directly from the Company or one of its affiliates, then the Company agreed, at its cost, to use its best efforts to file a shelf registration statement covering resales of the Initial Notes (the "Shelf Registration Statement") and use its best efforts to have such Shelf Registration Statement declared effective and kept effective for a period of three years from the effective date thereof.

     The purpose of the Exchange Offer is to fulfill certain obligations of the Company under the Registration Rights Agreement. Except as provided under "Plan of Distribution" with respect to certain broker-dealers, this Prospectus may not be used by any Holder of the Exchange Notes to satisfy the registration and delivery requirements under the Securities Act that may apply in connection with any resale of the Initial Notes or the Exchange Notes. See "--Terms of the Exchange" following the consummation of the Exchange Offer, the Company does not intend to register any untendered Initial Notes under the Securities Act and will not be obligated to do so.

Terms of the Exchange

     The Company hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus (the "Letter of Transmittal"), $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of the Initial Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the Initial Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes (i) will generally be freely transferable by Holders thereof and
(ii) are not subject to any covenant regarding registration. The Exchange Notes will evidence the same debt as the Initial Notes and will be entitled to the benefits of the Indenture. See "Description of Notes."

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of the Initial Notes being tendered or accepted for exchange.

     The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Initial Notes may be offered for sale, resold or otherwise transferred by Holders without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for sale, resold and otherwise transferred by Holders of such Exchange Notes (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holders' business, such Holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such Holders nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. Since the Commission has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Any Holder who is an affiliate of the Company or who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

     The Exchange Notes will bear interest from and including their respective dates of issuance. Holders whose Initial Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes, but will not receive any payment in respect of interest on the Initial Notes accrued after the issuance of the Exchange Notes.

     Tendering Holders of the Initial Notes shall not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Initial Notes pursuant to the Exchange Offer.

Expiration Date; Extensions; Termination; Amendments

     The Exchange Offer shall expire on the Expiration Date. The term " Expiration Date" means 5:00 p.m., New York City time, on May 14, 1997, unless the Company extends the period during which the Exchange Offer is open to such other date as the Company, in its sole discretion, may determine, in which event the term "Expiration Date" shall mean the latest time and date on which the Exchange Offer, as so extended by the Company, shall expire. The Company reserves the right to extend the Exchange Offer at any time and from time to time by giving oral or written notice to Marine Midland Bank (the "Exchange Agent") and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Initial Notes previously tendered and not withdrawn pursuant to the Exchange Offer will remain subject to the Exchange Offer.

     The term "Exchange Date" means the first business day following the Expiration Date. The Company expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Initial Notes if any of the events set forth below under "Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the Holders of the Initial Notes, whether before or after any tender of the Initial Notes.

Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will exchange the Exchange Notes for the Initial Notes on the Exchange Date.

Tender Procedure

     The tender to the Company of Initial Notes by a Holder thereof pursuant to one of the procedures set forth below and acceptance by the Company will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. This Prospectus, together with the Letter of Transmittal, will first be mailed on or about April 15, 1997, to all Holders of Initial
Notes known to the Company and the Exchange Agent.

     General. A Holder of an Initial Note may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Initial Notes being tendered and any required signature guarantees and any other documents required by the Letter of Transmittal, to the Exchange Agent at its address set forth on the Letter of Transmittal on or prior to the Expiration Date (or complying with the procedure for book entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

     If tendered Initial Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Initial Notes are to be reissued) in the name of the registered Holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (also referred to as a "book-entry transfer facility") whose name appears on a security listing as the owner of Initial Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Initial Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered Holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, or otherwise eligible within the meaning of "Eligible Institution" as set forth in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (an "Eligible Institution"). If the Exchange Notes and/or Initial Notes not exchanged are to be delivered to an address other than that of the registered Holder appearing on the register for the Initial Notes, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Initial Notes should contact such holder promptly and instruct such holder to tender Initial Notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such Initial Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Initial Notes, either make appropriate arrangements to register ownership of the Initial Notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

     Book-Entry Transfer. The Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Initial Notes at the book-entry transfer facility for purposes of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of Initial Notes by causing such book-entry transfer facility to transfer such Initial Notes into the Exchange Agent's account with respect to the Initial Notes in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of Initial Notes may be effected through book-entry transfer into the Exchange Agent's accounts at the book-entry transfer facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth on the Letter of Transmittal on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. However, the exchange for the Initial Notes so tendered will only be made after timely confirmation (a "Book-Entry Confirmation") of such book-entry transfer of Initial Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as defined below) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the book-entry transfer facility and received by the Exchange Agent and forming part of a Book-Entry Confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering Initial Notes which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     THE METHOD OF DELIVERY OF INITIAL NOTES AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, PROPER INSURANCE OBTAINED, AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR INITIAL NOTES SHOULD BE SENT TO THE COMPANY.

     Guaranteed Delivery Procedures. If a Holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Initial Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its office listed on the Letter of Transmittal on or prior to the Expiration Date a letter, telegram or facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier) from an Eligible Institution setting forth the name and address of the tendering Holder, the names in which the Initial Notes are registered and, if possible, the certificate numbers of the Initial Notes to be tendered and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Initial Notes, in proper form for transfer (or a confirmation of book-entry transfer of such Initial Notes into the Exchange Agent's account at the book-entry transfer facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Initial Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

     A tender will be deemed to have been received as of the date when (i) the tendering Holder's properly completed and duly signed Letter of Transmittal accompanied by the Initial Notes (or a confirmation of book-entry transfer of such Initial Notes into the Exchange Agent's account at the book-entry transfer facility) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Initial Notes tendered pursuant to a Notice of Guaranteed Delivery of letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Initial Notes.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Initial Notes will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any Initial Notes not properly tendered or the acceptances for exchange of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Initial Notes. Unless waived, any defects or irregularities in connection with tenders of Initial Notes for exchange must be cured within such reasonable period of time as the Company shall determine. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incurs any liability for failure to give any such notification. Tenders will not be deemed to be made until such irregularities have been cured or waived.

     Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

Terms and Conditions of the Letter of Transmittal

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

     The party tendering Initial Notes for exchange (the "Transferor") exchanges, assigns and transfers the Initial Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Initial Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Initial Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Initial Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Initial Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Initial Notes or transfer ownership of such Initial Notes on the account books maintained by a book-entry transfer facility. The Transferor further agrees that acceptance of any tendered Initial Notes by the Company and the issuance of Exchange Notes in exchange therefore shall constitute performance in full by the Company of certain of its obligations under the Registration Rights Agreement. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

     The Transferor must certify that it is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and that it is acquiring the Exchange Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Each Holder must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each Transferor which is a broker-dealer holding Initial Notes acquired for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company will make this Prospectus available to any broker-dealer for use in connection with any such resale for a period of one year from the date in which the Registration Statement of which this Prospectus is a part is declared effective.

Withdrawal Rights

     Tenders of Initial Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise, such tenders are irrevocable.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the Letter of Transmittal, and with respect to a facsimile transmission, must be confirmed by telephone and an original delivered by guaranteed overnight delivery. Any such notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered Initial Notes to be withdrawn, the certificate numbers of Initial Notes to be withdrawn, the principal amount of Initial Notes to be withdrawn, a statement that such Holder is withdrawing his, her or its election to have such Initial Notes exchanged, and the name of the registered Holder of such Initial Notes, and must be signed by the Holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Initial Notes being withdrawn. The Exchange Agent will return the properly withdrawn Initial Notes promptly following receipt of notice of withdrawal. If Initial Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Company, and such determination will be final and binding on all parties.

     Any Initial Notes so withdrawn will be deemed not to have been tendered for exchange for purposes of the Exchange Offer. Any Initial Notes which have been tendered for exchange but are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Initial Notes tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such Initial Notes will be credited to an account with such book-entry transfer facility specified by the Holder) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Initial Notes may be retendered by following one of the procedures described under "--Tender Procedure" above at any time on or prior to the Expiration Date.

Acceptance of Notes for Exchange; Delivery of Exchange Notes

     Upon the satisfaction or waiver of all the terms and conditions of the Exchange Offer, the acceptance for exchange of Initial Notes validly tendered and not withdrawn and issuance of the Exchange Notes will be made on the Exchange Date. For the purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered Initial Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

     The Exchange Agent will act as agent for the tendering Holders of Initial Notes for the purposes of receiving Exchange Notes from the Company and causing the Initial Notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the Exchange Offer, delivery of Exchange Notes to be issued in exchange for accepted Initial Notes will be made by the Exchange Agent promptly after acceptance of the tendered Initial Notes. Initial Notes not accepted for exchange by the Company will be returned without expense to the tendering Holders promptly following the Expiration Date or, if the Company terminates the Exchange Offer prior to the Expiration Date, promptly after the Exchange Offer is so terminated.

Conditions to the Exchange Offer

     Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue Exchange Notes in respect of any properly tendered Initial Notes not previously accepted and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service) or, at its option, modify or otherwise amend the Exchange Offer, if in the reasonable judgment of the Company, the Exchange Offer violates any law, rule or regulation or any applicable interpretation of the staff of the Commission.

     In addition, the Company will not accept for exchange any Initial Notes tendered and no Exchange Notes will be issued in exchange for any such Initial Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or qualification of the Indenture under the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Company will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of any such order at the earliest possible moment.

     The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Initial Notes upon the occurrence of any of the foregoing conditions (which represent all of the material conditions to the acceptance by the Company of properly tendered Initial Notes). In addition, the Company may amend the Exchange Offer at any time prior to the Expiration Date if any of the conditions set forth above occurs. Moreover, regardless of whether any of such conditions has occurred, the Company may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to Holders of the Initial Notes.

     The foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole or in part, in the reasonable judgment of the Company. Any determination made by the Company concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

     The Company is not aware of the existence of any of the foregoing events.

Exchange Agent

     Marine Midland Bank has been appointed as the Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of the Prospectus or of the Letters of Transmittal must be addressed to the Exchange Agent at its address set forth on the Letter of Transmittal. Marine Midland Bank also acts as Trustee, Registrar and Paying Agent under the Indenture.

     DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE OR TELEX NUMBER OTHER THAN THE ONES SET FORTH ON THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

Solicitation of Tenders; Expenses

     The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent its reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and related documents to the beneficial owners of the Initial Notes and in handling or forwarding tenders for their customers.

     No person has been authorized to give any information or to make any representation in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders of Initial Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to Holders of Initial Notes in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

Transfer Taxes

     Holders who tender their Initial Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that Holders who instruct the Company to register Exchange Notes in the name of, or request that Initial Notes not tendered or tendered but not accepted in the Exchange Offer be returned to, a person other than the registered tendering Holder will be responsible for the payment of any applicable transfer tax thereon.

Consequences of Failure to Exchange

     Holders of Initial Notes who do not exchange their Initial Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the offer or sale of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Initial Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Initial Notes under the Securities Act and, after consummation of the Exchange Offer, will not be obligated to do so. Based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Initial Notes are acquired in the ordinary course of such Holders' business and such Holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

Other

     Participation in the Exchange Offer is voluntary and Holders should carefully consider whether to participate. Holders of the Initial Notes are urged to consult their financial and tax advisors in making their own decisions of what action to take.

     As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of the Initial Notes who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto, under the Indenture, except for any such rights under the Registration Rights Agreement, which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See "Description of Notes." All untendered Initial Notes will continue to be subject to the restrictions on transfer set forth in the Indenture. Such untendered Initial Notes will remain outstanding and continue to accrue interest, but will not retain any rights under the Registration Rights Agreement and shall not accrue any applicable liquidated damages under the Indenture. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered, and tendered but unaccepted, Initial Notes could be adversely affected.

     By acceptance of the Exchange Offer, each broker-dealer that receives Exchange Notes pursuant to the Exchange Offer hereby agrees to notify the Company prior to using this Prospectus in connection with the sale or transfer of Exchange Notes, and acknowledges and agrees that, upon receipt of notice from the Company of the happening of any event which requires the making of any changes in the Prospectus in order to make the statements therein not misleading (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

          The Company may in the future seek to acquire untendered Initial Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no current plans to acquire any Initial Notes which are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Initial Notes which are not tendered pursuant to the Exchange Offer and, after consummation of the Exchange Offer, will not be obligated to do so. The Company's ability to purchase Initial Notes is subject to the restrictions set forth in the Indenture and the Bank Credit Facility. See "Description of the Bank Credit Facility" and "Description of Notes."

                                 CAPITALIZATION

     The following table sets forth the unaudited pro forma capitalization of the Company, as of November 30, 1996, as adjusted to give effect to the Transactions. This table should be read in conjunction with the financial statements of ArtCarved and the financial statements of Balfour and the respective related notes thereto included elsewhere herein. The following table is based on the estimated Adjusted Working Capital and Balfour Gold balance on the date of closing. However, the final calculation of the Adjusted Working Capital and Balfour Gold balance at closing and the resulting purchase prices for each of ArtCarved, Balfour and Balfour Gold may differ from the estimates assumed below. See "Use of Proceeds," "Unaudited Pro Forma Combined Financial Statements and Other Data," "Principal Stockholders," "The Acquisitions," "Description of the Bank Credit Facility" and "Description of Notes."

                                                         November 30, 1996
                                                              Pro Forma
                                                             As Adjusted
                                                       (Dollars in thousands)
     Total debt (including current maturities):
          Revolving Credit and Gold Facilities ........        $  11,201
          Term Loan Facility...........................           25,000
          11% Senior Subordinated Notes due 2007 ......           90,000
                                                               ---------
              Total debt...............................        $ 126,201
                                                                 -------
     Stockholders' equity:
          Preferred stock(1)...........................           47,500
          Common Stock ................................            2,500
                                                               ---------
              Total stockholders' equity...............           50,000
                                                               ---------
     Total capitalization..............................        $ 176,201
                                                                 =======

----------
(1) Includes $10.0 million of Series A Preferred Stock and $37.5 million of Series B Preferred Stock. See "Description of Capital Stock" and "Description of Notes--Certain Covenants--Restricted Payments."

        UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS AND OTHER DATA

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended. Discussions containing such forward-looking statements may be found in the material set forth below and under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and as well as in the Prospectus generally. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth below and the other matters set forth in the Prospectus generally.

     The unaudited pro forma combined balance sheet was prepared as if the Transactions had occurred on November 30, 1996 and the unaudited pro forma combined statements of income and other data was prepared as if the Transactions occurred on August 27, 1995.

     The unaudited pro forma combined financial statements and other data have been prepared under the purchase method of accounting. Under this method of accounting, based on a preliminary allocation of the purchase price of each of ArtCarved and Balfour, their respective identifiable assets and liabilities have been adjusted to their estimated fair values. The preliminary purchase price allocations are based upon estimates and assumptions which are subject to subsequent determination and more detailed analyses, receiving final detailed appraisals and evaluations of specific assets and liabilities and the calculation of the Adjusted Working Capital yet to be finalized. The final allocation of the purchase price of the Acquisitions may differ from the amounts contained in these unaudited pro forma combined financial statements.

     The unaudited pro forma combined financial statements and other data reflect the fact that CBI did not purchase certain Balfour facilities but instead will relocate the Balfour jewelry manufacturing operations and related sales, general and administrative functions to existing ArtCarved facilities in Austin, Texas. Consequently, the pro forma adjustments reflect the realization of $4.3 million of the Annual Cost Savings relating to the elimination of duplicative personnel, occupancy and fixed overhead costs resulting from the closure of these Balfour facilities. However, the pro forma adjustments do not reflect $3.1 million of the Annual Cost Savings expected to result from lower prevailing wage rates in Austin, Texas and the elimination of other duplicative costs. The pro forma adjustments related to Annual Cost Savings described above do not reflect non-recurring severance and relocation costs of approximately $5.5 million and incremental capital expenditures of approximately $1.9 million to be incurred in connection with the Combination.

     The Company has begun the consolidation of the Company's operations to Austin, Texas, and Management expects that the consolidation will be completed during the fiscal year ending August 30, 1997. Management expects that a portion of the Annual Cost Savings will be realized during the fiscal year ending August 30, 1997 and that all of such savings will be realized during the fiscal year ending August 29, 1998. There can be no assurance that the Company will complete its consolidation by the end of its fiscal year ending August 30, 1997 or that the Annual Cost Savings will be realized by the end of its fiscal year ending August 29, 1998, or at all.

     The unaudited pro forma combined financial statements and other data have been prepared based on the foregoing and on certain assumptions described in the notes thereto. Such statements should be read in conjunction with the historical financial statements of ArtCarved and the historical financial statements of Balfour, each including the notes thereto, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" that are included elsewhere herein. The following unaudited pro forma combined financial statements and other data do not purport to be indicative of the financial position or results of operations that would have been reported had the Transactions been effected on the dates indicated, or that may be reported in the future.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                                 AND OTHER DATA
                   FOR THE TWELVE MONTHS ENDED AUGUST 31, 1996
                      (Dollars in thousands, except ratios)

                                                         Historical Statements(1)
                                                     ------------------------------
                                                                         Balfour
                                                        ArtCarved     Twelve Months
                                                        Year Ended        Ended         Pro Forma       Pro Forma
                                                      Aug. 31, 1996   Aug. 25, 1996    Adjustments       Combined
                                                      -------------   -------------    -----------       --------
Net sales..........................................   $   70,671      $   71,391      $       --        $142,062
Cost of sales......................................       32,655          34,547          (2,243)(2)(3)   64,957
                                                                                              (2)(4)
                                                      ----------      ----------      -----------      ---------
Gross profit.......................................       38,016          36,844           2,245          77,105
Selling, general and administrative expenses.......       27,940          34,002          (2,048)(2)(3)   60,340
                                                                                            (916)(4)
                                                                                              95(5)
                                                                                           1,500(6)
                                                                                            (233)(7)
                                                      ----------      ----------      -----------      ---------
Operating income ..................................       10,076           2,842           3,847          16,765
Other (income) expense.............................           --            (418)            418(8)           --
Interest expense, net..............................       11,907           2,597            (765)(9)      13,739
                                                      ----------      ----------      -----------      ---------
Income (loss) before income tax expense............       (1,831)            663           4,194           3,026
Income tax expense.................................           --             145           1,096(10)       1,241
                                                      ----------      ----------      ----------      ----------
Net income (loss)..................................   $   (1,831)     $      518      $    3,098      $    1,785
                                                      ==========      ==========      ==========      ==========
Other Data:
EBITDA(3)(11)......................................    $  15,091      $     4,812                      $  22,832
Depreciation and amortization......................        5,015            1,970                          6,067
Capital expenditures(12)...........................          844              636                          1,480
Ratio of earnings to fixed charges(13).............           --              1.2x                           1.2x
Ratio of pro forma combined EBITDA to cash interest
     expense(14)...................................                                                          1.7x

  See Notes to the "Unaudited Pro Forma Combined Statement of Income and Other
                                     Data."

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                                 AND OTHER DATA
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 1996
                      (Dollars in thousands, except ratios)

                                                         Historical Statements(1)
                                                        ArtCarved        Balfour
                                                       Three Months    Three Months
                                                          Ended           Ended         Pro Forma       Pro Forma
                                                      Nov. 30, 1996   Nov. 24, 1996    Adjustments       Combined
                                                      -------------   -------------    -----------       --------

Net sales..........................................   $   21,963      $   19,535      $       --      $   41,498
Cost of sales......................................        9,626           8,762            (561)(2)(3)   17,753
                                                                                             (74)(4)
                                                      ----------      ----------      ----------      ----------
Gross profit.......................................       12,337          10,773             635          23,745

Selling, general and administrative expenses.......        8,110          10,536            (512)(2)(3)   18,088
                                                                                            (344)(4)
                                                                                             375(6)
                                                                                             (77)(7)
                                                      ----------      ----------      ----------      ----------
Operating income...................................        4,227             237           1,193           5,657
Interest expense, net..............................        2,503             619             313(9)        3,435
                                                      ----------      ----------      ----------      ----------
Income (loss) before income tax expense............        1,724            (382)            880           2,222
Income tax expense.................................           --              10             901(10)         911
                                                      ----------      ----------      ----------      ----------
Net income (loss)..................................   $    1,724      $     (392)     $      (21)     $    1,311
                                                      ==========      ===========     ===========     ==========

Other Data:
EBITDA(3)(11)......................................   $    5,691      $       708                     $    7,174
Depreciation and amortization......................        1,464              471                          1,517
Capital expenditures(12)...........................          182               22                            204
Ratio of earnings to fixed charges(13)(15).........         1.6x             --                             1.6x
Ratio of pro forma combined EBITDA to cash interest
     expense(14)(15)...............................                                                         2.2x

         NOTES TO THE UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                                 AND OTHER DATA
                   FOR THE TWELVE MONTHS ENDED AUGUST 31, 1996
                  AND THE THREE MONTHS ENDED NOVEMBER 30, 1996
                      (Dollars in thousands, except ratios)

(1) ArtCarved's fiscal year ends on the last Saturday of August and Balfour's fiscal year ends on the last Sunday of February. The historical statement of operations of Balfour was conformed to ArtCarved's fiscal year by subtracting the six months ended August 27, 1995 from, and adding the six months ended August 25, 1996 to, the fiscal year ended February 25, 1996 statement of operations amounts.

(2) Balfour jewelry manufacturing operations and related sales, general and administrative functions will be relocated to existing ArtCarved facilities in Austin, Texas. Consequently, the pro forma adjustments reflect $4.3 million of the Annual Cost Savings relating to the elimination of duplicative personnel, occupancy and fixed overhead costs resulting from the closure of certain Balfour facilities, which were not acquired in the Balfour Acquisition.

(3) Pro forma combined EBITDA does not give effect to $3.1 million of the Annual Cost Savings, $2.4 million of which are related to lower prevailing wage rates in Austin, Texas and $0.7 million of which are related to other duplicative costs resulting from the closure of Balfour facilities and the consolidation of Balfour's operations into existing ArtCarved operations in Austin, Texas. The effect of the additional $3.1 million of the Annual Cost Savings on the pro forma combined EBITDA results in an adjusted pro forma combined EBITDA of $25.9 million and $8.0 million for the twelve months ended August 31, 1996, and the three months ended November 30, 1996, respectively. Thus, the ratio of adjusted pro forma combined EBITDA to cash interest expense is 2.0x(14) and 2.4x(14)(15) for the twelve months ended August 31, 1996, and the three months ended November 30, 1996, respectively.

(4) Adjustments to reflect the estimated pro forma depreciation for tangible assets and amortization of intangible assets and goodwill based on their estimated fair market values and their respective useful lives.

                                                  Twelve Months Ended                    Three Months Ended
                                                    August 31, 1996                       November 30, 1996
                                            -------------------------------      --------------------------------
                                            Cost of Sales            SG&A           Cost of Sales          SG&A
                                            --------------      ------------      ----------------    -----------
     Depreciation.....................        $   670            $   (907)            $    206          $   (266)
     Amortization of intangible assets
     and goodwill.....................           (672)                 (9)                (280)              (78)
                                              --------           ---------            ---------         ---------
          Total adjustments...........        $    (2)           $   (916)                 (74)         $   (344)
                                                 ========           =========            =========         =========

     For purposes of calculating pro forma amounts, (i) the fair value of the property, plant and equipment acquired is estimated to be $13.3 million, which will be depreciated over 20 years for buildings and 2 to 10 years for equipment, (ii) the fair value of the tools and dies acquired is estimated to be $19.9 million, which will be depreciated over 14 to 19 years, and
     (iii) trademarks and goodwill are estimated to be $30.7 million and $74.7 million, respectively, of which will be amortized over 40 years.

(5) Reflects adjustment for the interest charge related to the accumulated benefit obligation for the Balfour postretirement medical benefits plan, net of the accretion of unrecognized transition obligation previously recorded. See Note (8) to the audited financial statements of Balfour.

(6) Represents a $1.5 million annual management fee payable to Castle Harlan, Inc.

(7) Reflects adjustment to exclude the Balfour gold consignment fees, which were replaced by the Gold Facility.

(8) Reflects adjustment to exclude the non-recurring gain from the sale of a Balfour facility in November 1995.

(9)  Adjustments to interest expense, net, includes the following:

                                                                   Principal      Twelve Months Ended      Three Months Ended
                                                       Rate         Amount         August 31, 1996        November 30, 1996
                                                  -------------  -------------    --------------------    ---------------------
Elimination of historical interest
expense, net...................................                                        $  (14,504)              $   (3,122)
New interest expense related to:
    Revolving Credit Facility..................        8.56%          $5,200                  445                      111
    Gold Facility..............................        5.25%           6,001                  315                       79
    Term Loan Facility.........................        9.06%          25,000                2,265                      566
    Notes .....................................       11.00%          90,000                9,900                    2,475
    Amortization of capitalized financing
      fees.....................................                                               608                      152
    Bank fees..................................                                               206                       52
                                                                                       ----------               ----------
Total new interest expense, net................                                            13,739                    3,435
                                                                                       ----------               ----------

Adjustment to interest expense, net............                                        $     (765)              $      313
                                                                                       ===========              ==========

     Deferred financing costs are estimated to be $5.3 million, which will be amortized over the term of the related debt instrument.

(10) Reflects adjustment to income tax expense to recognize the federal statutory income tax rate and additional state tax expense at a combined effective rate of 41% related to the pro forma combined statements of income.

(11) EBITDA represents operating income (loss) before depreciation, amortization, and restructuring charges. EBITDA is not intended to, and does not, represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. EBITDA should not be considered in isolation or as a substitute for or more meaningful than net income (loss), cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. The Company has presented EBITDA data because the Company understands that such information is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt. The EBITDA measure presented herein is not necessarily comparable to similarly-titled measures reported by other companies.

(12) The pro forma combined capital expenditure level is not indicative of the expected capital expenditure level for the Company's fiscal year ending August 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality, Liquidity and Capital Resources."

(13) For the purpose of computing this ratio, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, capitalized interest, amortization of deferred debt issuance cost and a portion of rental expenses. For ArtCarved's fiscal year ended August 31, 1996,

     ArtCarved's earnings before fixed charges were insufficient to cover fixed charges by approximately $1.8 million. For Balfour's three months ended November 24, 1996, Balfour's earnings before fixed charges were insufficient to cover fixed charges by approximately $0.4 million.

(14) Cash interest expense represents pro forma combined interest expense less amortization of capitalized financing fees.

(15) Ratios for the three months ended November 30, 1996 are not indicative of the full year results due to the seasonal nature of the business.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                NOVEMBER 30, 1996
                             (Dollars in thousands)

                                                                       Historical Statements
                                                               ------------------------------------  --------------     -----------
                                                                   ArtCarved           Balfour          Pro Forma         Pro Forma
                                                               November 30, 1996  November 24, 1996   Adjustments(1)      Combined
                                                               -----------------  -----------------  --------------     -----------
ASSETS
Cash ........................................................         $  4,456          $     59          $ (4,515)         $   --
Receivables .................................................           14,681            20,605            (1,226)           34,060
Inventories .................................................            5,298             9,472             7,461            22,231
Prepaid expenses and other current assets ...................              784             2,447               (55)            3,176
                                                                      --------          --------          --------          --------
     Total current assets ...................................           25,219            32,583             1,665            59,467

Property, plant and equipment ...............................           10,848             9,324            13,020            33,192
Trademarks ..................................................           21,207              --               9,533            30,740
Deferred financing costs ....................................             --                --               5,325             5,325
Goodwill ....................................................           12,186             2,590            59,905            74,681
Other assets ................................................           13,933               553           (11,492)            2,994
                                                                      --------          --------          --------          --------
     Total assets ...........................................         $ 83,393          $ 45,050          $ 77,956          $206,399
                                                                      ========          ========          ========          ========

LIABILITIES AND STOCKHOLDERS'
       EQUITY
Bank overdraft ..............................................         $   --            $    708          $   (708)         $   --
Current portion of long-term debt ...........................            2,116               257            (1,873)              500
Accounts payable ............................................            2,385             2,202              --               4,587
Accrued interest payable ....................................            2,345              --              (2,345)             --
Accrued expenses ............................................            4,312             9,307             5,679            19,298
                                                                      --------          --------          --------          --------
     Total current liabilities ..............................           11,158            12,474               753            24,385
Long-term debt, net of current maturities ...................           80,144            19,148            26,409           125,701
Other long-term liabilities .................................             --                 826             5,487             6,313
                                                                      --------          --------          --------          --------
     Total liabilities ......................................           91,302            32,448            32,649           156,399

Stockholders' equity:
   Preferred stock ..........................................             --                --              47,500            47,500
   Common stock .............................................             --                   4             2,496             2,500
   Additional paid-in capital ...............................             --              75,970           (75,970)             --
   Accumulated deficit ......................................             --             (63,372)           63,372              --
   Advances and equity (deficit) ............................           (7,909)             --               7,909              --
                                                                      --------          --------          --------          --------

     Total stockholders' equity (deficit) ...................           (7,909)           12,602            45,307            50,000
                                                                      --------          --------          --------          --------
     Total liabilities and stockholders'                              $ 83,393          $ 45,050          $ 77,956          $206,399
     equity..................................................         ========          ========          ========          ========

         See Notes to the "Unaudited Pro Forma Combined Balance Sheet."

             NOTES TO THE UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                NOVEMBER 30, 1996
                             (Dollars in thousands)

(1) Set forth below are the adjustments to reflect the ArtCarved Acquisition, the Balfour Acquisition, and the Financing.

                                                                 ArtCarved        Balfour
                                                                Acquisition     Acquisition       Financing             Pro Forma
                                                                Adjustments     Adjustments      Adjustments           Adjustments
                                                                -----------     -----------      -----------           -----------
ASSETS
Cash ....................................................     $(114,829)(a)     $ (52,287)(a)     $ 167,116(h)         $  (4,515)
                                                                                                     (4,456)(b)              (59)(b)
Receivables .............................................          (300)(c)          (926)(c)            --               (1,226)
Inventories .............................................           801(c)           (246)(b)            --                7,461
                                                                                                                           1,843(c)
                                                                                                                           5,063(e)
Prepaid expenses and other current assets ...............          6(b)               (61)(b)            --                  (55)
                                                              ---------         ---------         ---------            ---------
     Total current assets ...............................      (118,778)          (46,673)          167,116                1,665
                                                              ---------         ---------         ---------            ---------
Property, plant and equipment ...........................         5,827(c)         10,120(c)             --               13,020
                                                                                                                          (2,927)(b)
Trademarks ..............................................        (3,467)(c)        13,000(c)             --                9,533
Deferred financing costs ................................            --                --             5,325(h)             5,325
Goodwill ................................................        50,252(c)          5,143(c)          4,510(h)(j)         59,905
Other assets ............................................       (11,147)(b)          (215)(b)            --              (11,492)
                                                                                                                            (130)(c)
     Total assets .......................................     $ (77,443)        $ (21,552)        $ 176,951            $  77,956
                                                              =========         =========         =========            =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank overdraft ..........................................     $      --         $    (708)(b)     $      --            $    (708)
Current portion of long-term debt .......................        (2,116)(d)          (257)(d)           500(h)            (1,873)
Accounts payable ........................................            --                --                --                   --
Accrued interest payable ................................        (2,345)(d)            --                --               (2,345)
Accrued expenses ........................................          (747)(c)           196(c)            750(j)             5,679
                                                                                                                           5,480(f)
     Total current liabilities ..........................        (5,208)            4,711             1,250                  753
                                                              ---------         ---------         ---------            ---------

Long-term debt, net of current maturities ...............       (80,144)(d)       (19,148)(d)       125,701(h)            26,409
Other long-term liabilities .............................            --             5,487(g)             --                5,487
                                                              ---------         ---------         ---------            ---------
     Total liabilities ..................................       (85,352)           (8,950)          126,951               32,649
                                                              ---------         ---------         ---------            ---------

Stockholders' equity:
   Preferred stock ......................................            --                --            47,500(h)            47,500
   Common stock .........................................            --                (4)(i)         2,500(h)             2,496
   Additional paid-in capital ...........................            --           (75,970)(i)            --              (75,970)
   Accumulated deficit ..................................            --            63,372(i)             --               63,372
   Advances and equity (deficit) ........................         7,909(i)             --                --                7,909
                                                              ---------         ---------         ---------            ---------
     Total stockholders' equity (deficit) ...............         7,909           (12,602)           50,000               45,307
                                                              ---------         ---------         ---------            ---------
     Total liabilities and stockholders' equity .........     $ (77,443)        $ (21,552)        $ 176,951            $  77,956
                                                              =========         =========         =========            =========

----------

(a) To reflect (i) the ArtCarved Acquisition, which consisted of the ArtCarved Purchase Price of $114.8 million; and (ii) the Balfour Acquisition, which consisted of the Balfour Purchase Price of $47.4 million and the Balfour Gold Purchase Price of $4.9 million, in each case, based on the estimated Adjusted Working Capital and Balfour Gold balance on the date of closing. However, the final calculation of the Adjusted Working Capital and Balfour Gold balance at closing and the resulting purchase prices for each of ArtCarved, Balfour and Balfour Gold may differ from the amounts set forth herein. See "The Acquisitions." The following represents the preliminary allocation of the purchase prices for ArtCarved and Balfour to their respective assets and liabilities based on Management's estimate of fair values. This preliminary allocation is based upon estimates and assumptions which are subject to subsequent determinations and more detailed analyses, receiving final detailed appraisals and evaluations of specific assets and liabilities and the calculation of the Adjusted Working Capital and Balfour Gold balances. Certain components of the purchase prices for ArtCarved and Balfour are in dispute among the parties. Based on its negotiations with CJC and Town & Country, Management does not believe that the resolutions of these items will be material to the overall purchase prices. The final allocation of the purchase prices for the Acquisitions may differ from the amounts set forth below.

                                                             ArtCarved Acquisition         Balfour Acquisition
                                                             ---------------------         -------------------

Receivables................................................       $ 14,381                    $ 19,679
Inventories................................................          6,099                      16,132
Prepaid expenses and other current assets..................            790                       2,386
Plant, property and equipment..............................         16,675                      16,517
Trademarks.................................................         17,740                      13,000
Goodwill...................................................         62,438                       7,733
Other assets...............................................          2,656                         338
Accounts payable...........................................         (2,385)                     (2,202)
Accrued expenses...........................................         (3,565)                    (14,983)
Other long-term liabilities................................             --                      (6,313)
                                                                  --------                    --------
                                                                  $114,829                    $ 52,287
                                                                  ========                    ========

(b) To reflect the exclusion of assets not purchased or liabilities not assumed as part of the ArtCarved Acquisition and Balfour Acquisition.

(c) To reflect the estimated fair market value of the acquired assets and assumed liabilities of ArtCarved and Balfour.

(d)   To reflect the elimination of existing debt and accrued interest.

(e)   To reflect the purchase of Balfour Gold held on consignment.

(f) To record a reserve for the non-recurring severance and relocation costs associated with the Combination.

(g) To record the accumulated benefit obligation of $5.5 million related to the unfunded Balfour postretirement medical benefits plan assumed in the Balfour Acquisition.

(h) To reflect the proceeds from the Financing related to the Transactions. The use of the proceeds is as follows:

          ArtCarved Acquisition.................... $114,829
          Balfour Acquisition......................   52,287
          Transaction fees and expenses............    9,085
                                                    --------
                                                    $176,201
                                                    ========

The unaudited pro forma capitalization of the Company, as of November 30, 1996, as adjusted to give effect to the Transactions is as follows:

       Total debt (including current maturities):
                Revolving Credit and Gold Facilities...............................    $    11,201
                Term Loan Facility.................................................         25,000
                11% Senior Subordinated Notes due 2007.............................         90,000
                                                                                           -------
                    Total debt.....................................................    $   126,201
                                                                                          --------

       Stockholders' equity:.......................................................
                Preferred stock(1).................................................         47,500
                Common stock.......................................................          2,500
                                                                                            ------
                    Total stockholders' equity.....................................         50,000
                                                                                           -------

       Total capitalization........................................................      $ 176,201
                                                                                          ========

----------
(1) Includes $10.0 million of Series A Preferred Stock and $37.5 million of Series B Preferred Stock. See "Description of Capital Stock" and "Description of Notes--Certain Covenants--Restricted Payments."

(i) To reflect the elimination of the historical equity of ArtCarved and Balfour.

(j) To record accrued costs related to finalizing the purchase prices of the Acquisitions.

            SELECTED HISTORICAL FINANCIAL AND OTHER DATA -- ARTCARVED

     The following table presents selected historical financial and other data for ArtCarved and should be read in conjunction with the financial statements of ArtCarved and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The following information with respect to ArtCarved as of and for each of the years ended August 27, 1994; August 26, 1995; and August 31, 1996 has been derived from the audited financial statements of ArtCarved, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated November 13, 1996 included elsewhere herein. The ArtCarved data as of August 31, 1993 are derived from the audited financial statements of ArtCarved, which have been audited by Arthur Andersen LLP and are not included elsewhere herein. The ArtCarved data as of August 31, 1992 and the three months ended on and as of November 25, 1995 and November 30, 1996 are derived from the unaudited financial statements of ArtCarved. In Management's opinion, the unaudited interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim periods presented. The results for the three months ended November 30, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. The information presented below does not include adjustments related to the ArtCarved Acquisition.

                                                                                                       Three Months
                                                        Fiscal Year Ended(1)                              Ended(1)
                                         --------------------------------------------------------  ---------------------
                                         Aug. 31,    Aug. 31,    Aug. 27,    Aug. 26,    Aug. 31,   Nov. 25,    Nov. 30,
                                          1992        1993        1994        1995        1996        1995        1996
                                         --------    --------    --------    --------    --------   --------    --------
                                                      (Dollars in thousands, except ratios)
Statement of Income Data:
Net sales ...........................  $  63,847   $  63,955   $  69,820   $  71,994   $  70,671   $  21,923   $  21,963
Cost of sales .......................     26,993      25,290      30,572      32,879      32,655       9,209       9,626
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Gross profit ........................     36,854      38,665      39,248      39,115      38,016      12,714      12,337
Selling, general and administrative
   expenses .........................     26,920      27,016      26,618      28,224      27,940       8,484       8,110
Restructuring charges(2) ............         --          --          --       3,244          --          --          --
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating income (loss) .............      9,934      11,649      12,630       7,647      10,076       4,230       4,227
Interest expense, net ...............     13,165      12,333      11,506      13,613      11,907       3,355       2,503
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before income tax .....     (3,231)       (684)      1,124      (5,966)     (1,831)        875       1,724
expense
Income tax expense ..................         65         146         137          --          --          --          --
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss) ...................  $  (3,296)  $    (830)  $     987   $  (5,966)  $  (1,831)  $     875   $   1,724
                                       =========   =========   =========   =========   =========   =========   =========

Other Data:
EBITDA(3) ...........................  $  15,548   $  17,046   $  17,324   $  16,505   $  15,091   $   5,494   $   5,691
Depreciation and amortization .......      5,614       5,397       4,694       5,614       5,015       1,264       1,464
Capital expenditures(4) .............        862       1,344       1,186       1,120         844         420         182
Cash flows provided by (used in):
   Operating activities .............      8,678      10,948      11,132      (3,164)      1,663        (513)      1,083
   Investing activities .............       (925)     (1,344)     (1,186)     (1,120)       (844)        (52)       (182)
   Financing activities .............     (5,753)     (9,604)     (9,946)      4,284        (819)        565       3,555
Ratio of earnings to fixed charges(5)         --          --        1.1x          --          --        1.3x        1.6x

Balance Sheet Data (at end of
period):
Working capital ..................... $   (1,232)  $   6,938   $ (17,064)  $ (21,178)  $   3,063               $  14,061
Total assets ........................     79,698      76,008      78,900      75,955      74,542                  83,393
Total long-term debt(6) .............    107,783      98,485      98,728      99,900      91,221                  80,144
Advances and equity (deficit)(6) ....    (32,989)    (27,931)    (51,504)    (53,186)    (28,524)                 (7,909)

----------

footnotes appear on following page

     (1) During the periods presented, ArtCarved was not operated or accounted for as a separate entity. As a result, allocations for certain accounts of CJC were reflected in the financial statements of ArtCarved. Selling, general and administrative expenses for ArtCarved represent all the expenses incurred by CJC excluding only the expenses directly related to the non-ArtCarved operations of CJC. Since CJC intends to use the proceeds from the sale of ArtCarved to repay its outstanding debt obligations, the statement of income data, other data, and the balance sheet data include all of CJC's debt and related interest expense.

     (2) For the fiscal year ended August 26, 1995, the restructuring charges of $3.2 million consisted of the write-off of $2.9 million of capitalized financing costs incurred in 1990 by CJC and $0.3 million of related professional advisory fees incurred by CJC. The balance sheet data include all of CJC's debt and related interest expense, and therefore all of the restructuring charges are allocated to ArtCarved assets.

     (3) EBITDA represents operating income (loss) before depreciation, amortization, and restructuring charges. EBITDA is not intended to, and does not, represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of ArtCarved's cash needs. EBITDA should not be considered in isolation or as a substitute for or more meaningful than net income (loss), cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. The Company has presented EBITDA data because the Company understands that such information is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt. The EBITDA measure presented herein is not necessarily comparable to similarly-titled measures reported by other companies.

     (4) Historical capital expenditure levels are not necessarily indicative of the expected capital expenditure level for the Company's fiscal year ending August 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality, Liquidity and Capital Resources."

     (5)  For the purpose of computing this ratio, earnings consist of income
          (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, capitalized interest, amortization of deferred debt issuance cost and a portion of rental expenses. For the fiscal years ended August 31, 1992, August 31, 1993, August 26, 1995 and August 31, 1996, earnings before fixed charges were insufficient to cover fixed charges by approximately $3.2 million, $0.7 million, $6.0 million and $1.8 million, respectively.

     (6) The changes in total long-term debt and advances in equity (deficit) from August 31, 1996 to November 30, 1996 are due to the sale of CJC's non-ArtCarved operations.

              SELECTED HISTORICAL FINANCIAL AND OTHER DATA--BALFOUR

     The following table presents selected historical financial and other data for Balfour and should be read in conjunction with the financial statements of Balfour and the notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere herein. The following information with respect to Balfour as of and for the years ended February 27, 1994; February 26, 1995 and February 25, 1996 has been derived from the audited financial statements of Balfour, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated September 30, 1996 included elsewhere herein. The following information with respect to Balfour as of and for the years ended February 29, 1992 and February 28, 1993 and the nine months ended on, and as of, November 26, 1995 and November 24, 1996 has been derived from the unaudited financial statements of Balfour. In Management's opinion, the data as of and for the years ended February 29, 1992 and February 28, 1993 and as of and for the nine months ended November 26, 1995 and November 24, 1996 reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation. The results for the nine months ended November 24, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. The information presented below does not include adjustments related to the Balfour Acquisition.

                                                                    Fiscal Year Ended(1)                       Nine Months Ended(1)
                                                   -------------------------------------------------------     --------------------
                                                   Feb. 29,    Feb. 28,   Feb. 27,    Feb. 26,    Feb. 25,     Nov. 26,    Nov. 24,
                                                     1992        1993       1994        1995        1996         1995        1996
                                                   --------    --------   --------    --------    --------     --------    --------
                                                                         (Dollars in thousands, except ratios)

Statement of Income Data:
Net sales ......................................   $ 91,681    $ 83,938    $ 85,304    $ 77,491    $ 71,300    $ 53,413    $ 55,521
Cost of sales ..................................     55,607      47,130      35,860      35,406      35,598      27,160      27,021
                                                   --------    --------    --------    --------    --------    --------    --------
Gross profit ...................................     36,074      36,808      49,444      42,085      35,702      26,253      28,500
Selling, general and administrative
   expenses ....................................     42,481      43,856      43,350      51,743      33,496      25,831      27,910
Restructuring charges(2) .......................         --      14,500          --          --          --          --          --
                                                   --------    --------    --------    --------    --------    --------    --------
Operating income (loss) ........................     (6,407)    (21,548)      6,094      (9,658)      2,206         422         590
                                                   --------    --------    --------    --------    --------    --------    --------
Other (income) expense:
Interest expense, net ..........................        306         234         673         700         583         450         432
Payroll tax refund .............................         --          --          --        (574)         --          --          --
Gain on sale of facility .......................         --          --          --          --        (418)       (418)         --
Interest on due to Parent(3) ...................      9,183       9,501         683       1,093       1,986       1,401       1,384
                                                   --------    --------    --------    --------    --------    --------    --------
Net other expense ..............................      9,489       9,735       1,356       1,219       2,151       1,433       1,816
                                                   --------    --------    --------    --------    --------    --------    --------
Income (loss) before income tax expense ........    (15,896)    (31,283)      4,738     (10,877)         55      (1,011)     (1,226)
Provision for income taxes .....................        125         310          50          65         191         144          60
                                                   --------    --------    --------    --------    --------    --------    --------
Net income (loss) ..............................   $(16,021)   $(31,593)   $  4,688    $(10,942)   $   (136)   $(1.155)    $ (1,286)
                                                   ========    ========    ========    ========    ========    ========    ========
Other Data:
EBITDA(4) ......................................   $ (3,376)   $ (3,983)   $  7,993    $ (7,680)   $  4,232    $  1,970    $  2,050
Depreciation and amortization ..................      3,031       3,065       1,899       1,978       2,026       1,548       1,460
Capital expenditures(5) ........................        620         826       1,820       1,274         530         320         252
Adjusted net sales(6) ..........................     59,600      56,315      61,784      64,891      70,111      52,537      54,672
Cash flows provided by (used in):
   Operating activities ........................         --          --      (2,413)     (7,077)      1,604      (5,828)     (6,390)
   Investing activities ........................         --          --      (1,807)     (1,209)        421         631         188
   Financing activities ........................         --          --       4,245       8,286      (1,970)      5,201       6,181
Ratio of earnings to fixed charges(7)  .........         --          --        4.3x          --        1.0x          --          --

Balance Sheet Data (at end of period):
Working capital ................................   $ 24,076    $  4,848    $ 15,217    $ 14,214    $ 13,898                $ 20,109
Total assets ...................................     70,086      44,795      47,989      45,236      42,563                  45,050
Total long-term debt(8) ........................     66,924       1,801       6,136      15,136      13,166                  19,405
Advances and equity (deficit) ..................    (20,127)     20,278      24,966      14,024      13,888                  12,602

----------
footnotes appear on following page

(1) During the periods presented, Balfour was operated as a wholly-owned subsidiary of Town & Country and Town & Country administered certain programs (such as health insurance, workmen's compensation and gold consignment) and charged all directly identifiable costs to Balfour. Indirect costs were not allocated to Balfour; however, Balfour's management believes these amounts are not significant for the periods presented.

(2) For the fiscal year ended February 28, 1993, Balfour's management decided to make changes with respect to certain of its operations. As a result of this decision, Balfour sold or disposed of certain inventory and equipment no longer considered necessary to its modified business and recorded a restructuring charge associated with such disposal of assets.

(3) Effective February 28, 1993, Town & Country contributed amounts due to Town & Country from Balfour as additional paid-in-capital, thereby reducing interest charges on the due to Town & Country amounts in future periods.

(4) EBITDA represents operating income (loss) before depreciation, amortization and restructuring charges. EBITDA is not intended to, and does not, represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of Balfour's cash needs. EBITDA should not be considered in isolation or as a substitute for or more meaningful than net income (loss), cash flows from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles. The Company has presented EBITDA data because the Company understands that such information is commonly used by investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt. The EBITDA measure presented herein is not necessarily comparable to similarly-titled measures reported by other companies.

(5) Historical capital expenditure levels are not necessarily indicative of the expected capital expenditure level for the Company's fiscal year ending August 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality, Liquidity and Capital Resources."

(6) Adjusted net sales represents, for all periods presented, net sales excluding results from (i) the direct mail distribution of licensed consumer sports jewelry, which was discontinued in February 1995; (ii) the fraternity jewelry product line, which was sold in March 1994; and (iii) the service award recognition product line, which was sold in April 1993. Although Balfour sold substantially all of the service award recognition product line, Balfour continues to have sales of service award recognition products, which Management believes will not be a significant percentage of net sales in future periods.

                                                                           Fiscal Year Ended                     Nine Months Ended
                                                           --------------------------------------------------    -------------------
                                                           Feb. 29,   Feb. 28,   Feb. 27,   Feb. 26,  Feb. 25,   Nov. 26,   Nov. 24,
                                                             1992       1993       1994       1995      1996       1995       1996
                                                           --------   --------   --------   --------  --------   --------   --------
                                                                                     (Dollars in thousands)

Net sales .............................................    $91,681    $83,938    $85,304    $77,491    $71,300    $53,413    $55,521
Less:
Direct distribution of licensed
consumer sports jewelry ...............................         --      2,313     16,271     10,481         --         --         --
Fraternity jewelry product line .......................      3,997      3,537         --         --         --         --         --
Service award recognition product line ................     28,084     21,773      7,249      2,119      1,189        876        849
                                                           -------    -------    -------    -------    -------    -------    -------
   Adjusted net sales .................................    $59,600    $56,315    $61,784    $64,891    $70,111    $52,537    $54,672
                                                           =======    =======    =======    =======    =======    =======    =======

(7) For the purpose of computing this ratio, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, capitalized interest, amortization of deferred debt issuance cost and a portion of rental expenses. For the fiscal years ended February 29, 1992, February 28, 1993 and February 26, 1995, Balfour's earnings before fixed charges were insufficient to cover fixed charges by $15.9 million, $31.3 million and $10.9 million, respectively. For the nine months ended November 26, 1995 and November 24, 1996, Balfour's earnings before fixed charges were insufficient to cover fixed charges by $1.0 million and $1.2 million, respectively.

(8) The change in total long term debt from February 25, 1996 to November 24, 1996 is due to the seasonal nature of Balfour's operations.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the ArtCarved financial statements and notes thereto, the Balfour financial statements and notes thereto and the other financial information appearing elsewhere herein. See "Index to Financial Statements."

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended. Discussions containing such forward-looking statements may be found in the material set forth below and under "Prospectus Summary," "Risk Factors," "Unaudited Pro Forma Combined Financial Statements and Other Data" and "Business" as well as in the Prospectus generally. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of the various factors, including, without limitation, the factors set forth below and the other matters set forth in the Prospectus generally.

General

     The Company is the second largest manufacturer of class rings in the United States based on net sales and is a supplier of graduation-related scholastic products for the high school and college markets. The Company is the only class ring manufacturer with a strong national presence in the three primary sales channels for class rings and scholastic products. The Company also manufactures and markets recognition and affinity jewelry designed to commemorate significant events, achievements and affiliations.

     During the late 1980s and early 1990s, the prior owners of each of ArtCarved and Balfour diverted the focus and resources of such companies and considerable management time from their respective core class ring businesses. Management believes that the multiple changes in ownership, strategic direction and management attention to other subsequently discontinued business lines of ArtCarved and Balfour had an unfavorable impact on the financial performance of such entities and on the ability of prior management of such companies to develop and expand their respective businesses.

     Despite continued operating profitability in ArtCarved's core class ring operations, difficulties in CJC's non-ArtCarved operations, which had substantial working capital requirements, and bankruptcy filings by several significant customers of that division led to a substantial drain on CJC's resources and led to CJC's recapitalization, which began in 1993 and was completed in 1996. Balfour discontinued its direct mail distribution of licensed consumer sports jewelry (the "direct mail program") due to high marketing costs and poor collections of installment payments, which were responsible for an operating loss of $10.3 million, including the allocation of certain fixed overhead costs, for Balfour's fiscal year ended February 26, 1995. In March 1994, Balfour sold its fraternity jewelry product line, thereby eliminating a product line with operating losses of $0.6 million, including the allocation of certain fixed overhead costs, in both of Balfour's fiscal years ended February 29, 1992 and February 28, 1993.

     The Company sells its high school class rings through two distinct sales channels--in-store to independent retail jewelers, chain jewelers and mass merchants and in-school through Balfour's independent sales representatives. Historically, Balfour's selling expenses tend to represent a relatively high percentage of Balfour's net sales because Balfour's products are marketed at individual schools through independent sales representatives, who are compensated on a commission basis. Alternatively, ArtCarved has employed a salaried sales force to sell its class rings in-store, and consequently, ArtCarved's selling expenses are comparatively lower than those of Balfour. See "Business--Sales and Marketing" and "--Employees."

     Effective September 1, 1993, ArtCarved changed to a fiscal year consisting of 52 or 53 weeks, as applicable, ending on the last Saturday in August. Effective February 1990, Balfour changed to a fiscal year consisting of 52 or 53 weeks, as applicable, ending on the last Sunday of February. Neither change in fiscal years resulted in a material impact on results of operations. The Company's fiscal year consists of 52 or 53 weeks, as applicable, ending on the last Saturday of August.

                              Results of Operations
ArtCarved

     Three Months Ended November 30, 1996 (the "three months ended November 1996") to Three Months Ended November 25, 1995 (the "three months ended November 1995").

     Net Sales. Net sales increased less than $0.1 million, or 0.2%, to $22.0 million for the three months ended November 1996 from $21.9 million for the three months ended November 1995. The increase in sales reflected a 4.5% increase in units sold, which more than offset a 4.1% decrease in average unit price. The increase in units sold primarily reflected a 110.0% increase in units sold of other jewelry products, primarily through the expansion of personalized family jewelry products, which was partially offset by a 9.6% decrease in units sold of college class rings. The decrease in average unit price resulted primarily from the change in product mix resulting in decreased sales in the higher average unit price of the college segment to the lower average unit price of the personalized family jewelry products.

     Gross Profit. Gross profit decreased $0.4 million, or 3.0% to $12.3 million for the three months ended November 1996 from $12.7 million for the three months ended November 1995. As a percentage of net sales, gross profit decreased to 56.2% for the three months ended November 1996 from 58.0% for the three months ended November 1995. This decrease was primarily a result of a change in product mix resulting from decreased sales of college rings, and increased sales of personalized family jewelry products.

     Selling, General & Administrative Expenses. Selling, general and administrative expenses decreased $0.4 million, or 4.4%, to $8.1 million for the three months ended November 1996 from $8.5 million for the three months ended November 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 36.9% for the three months ended November 1996 from 38.7% for the three months ended November 1995. This decrease was primarily a result of postponing certain marketing activities from the three months ended November 1996 until the second and third quarter of the fiscal year ending August 30, 1997.

     Operating Income. As a result of the foregoing, operating income was $4.2 million for the three months ended November 1996 and November 1995. As a percentage of net sales, operating income decreased to 19.2% for the three months ended November 1996 from 19.3% for the three months ended November 1995.

     Interest Expense, Net. Interest expense, net decreased $0.9 million to $2.5 million for the three months ended November 1996 from $3.4 million for the three months ended November 1995, primarily as a result of $16.4 million of debt reduction due to the restructuring and recapitalization of CJC that was consummated in March 1996.

     Income Tax Expense. There was no income tax provision in either the three months ended November 1996 or the three months ended November 1995, due to available federal net operating tax losses and other credit carryforwards of CJC that eliminated the need for a federal tax provision.

     Net Income (Loss). As a result of the foregoing, net income increased $0.8 million, to $1.7 million for the three months ended November 1996 from $0.9 million for the three months ended November 1995.

     Twelve Months Ended August 31, 1996 ("fiscal 1996") to Twelve Months Ended August 26, 1995 ("fiscal 1995")

     Net Sales. Net sales decreased $1.3 million, or 1.8%, to $70.7 million in fiscal 1996 from $72.0 million in fiscal 1995. The decrease in sales reflected a 4.7% decrease in units sold, which more than offset a 3.0% increase in average unit price. The decline in units sold primarily reflected an 11.3% decrease in units sold of high school class rings, which was partially offset by a 3.0% increase in units sold of college class rings and a 39.3% increase in units sold of other jewelry products. Management believes the decline in high school units sold resulted primarily from heightened marketing efforts and aggressive pricing from competitors in the in-school market during the 1995 fall back-to-school season. The impact on ArtCarved of this increased competitive environment in the in-school market was partially offset in the second half of fiscal 1996 by ArtCarved's increased in-store marketing. The increase in average unit price primarily resulted from price increases in high school class rings sold to mass merchants.

     Gross Profit. Gross profit decreased $1.1 million, or 2.8%, to $38.0 million in fiscal 1996 from $39.1 million in fiscal 1995. As a percentage of net sales, gross profit decreased to 53.8% in fiscal 1996 from 54.3% in fiscal 1995. This decease was due primarily to a decrease in the number of units sold and an average increase in gold material costs which was not reflected in unit prices until the end of the second quarter of fiscal 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.3 million, or 1.0%, to $27.9 million in fiscal 1996 from $28.2 million in fiscal 1995. As a percentage of net sales, selling, general administrative expenses increased to 39.5% in fiscal 1996 from 39.2% in fiscal 1995, primarily as a result of decreased sales and increased marketing expenditures. The decrease in selling, general and administrative expenses resulted from a $1.1 million decrease in general and administrative expenses and savings associated with staff reductions and a $0.6 million decrease in depreciation and amortization cost. These cost reductions were substantially offset by an increase in marketing costs of $1.4 million, which funded additional college direct mail advertising and enhanced high school marketing efforts.

     Restructuring Charges. Restructuring charges of $3.2 million in fiscal 1995 consisted of the write-off of $2.9 million of capitalized financing costs incurred in 1990 by CJC and $0.3 million of related professional advisory fees incurred by CJC.

     Operating Income (Loss). As a result of the foregoing, operating income increased $2.4 million, or 31.8%, to $10.1 million in fiscal 1996 from $7.6 million in fiscal 1995. Operating income before restructuring charges decreased $0.8 million, or 7.5%, to $10.1 million in fiscal 1996 from $10.9 million in fiscal 1995. As a percentage of net sales, operating income before restructuring charges decreased to 14.3% in fiscal 1996 from 15.1% in fiscal 1995.

     Interest Expense, Net. Interest expense, net decreased $1.7 million, to $11.9 million for fiscal 1996 from $13.6 million in fiscal 1995, primarily as a result of $16.4 million of debt reduction due to the restructuring and recapitalization of CJC that was consummated in March 1996.

     Income Tax Expense. There was no income tax provision in either fiscal 1996 or fiscal 1995, due to available federal net operating tax losses and other credit carryforwards of CJC that eliminated the need for a federal tax provision.

     Net Income (Loss). As a result of the foregoing, net loss decreased $4.2 million, to $1.8 million, in fiscal 1996 from a net loss of $6.0 million in fiscal 1995.

     Twelve Months Ended August 26, 1995 ("fiscal 1995") to Twelve Months Ended August 27, 1994 ("fiscal 1994")

     Net Sales. Net sales increased $2.2 million, or 3.1% , to $72.0 million in fiscal 1995 from $69.8 million in fiscal 1994. the increase in net sales reflected a 4.1% increase in average unit price, which offset a 1.0% decrease in units sold. This increase was due primarily to increased sales of college class rings of $2.4 million, which resulted from increased unit sales of 5.3% and a higher average sales price of 5.0%, which was partially offset by decreased unit sales of high school class rings of 2.9%. The increase in average unit price resulted primarily from a favorable product mix change in style and metal type in the college and high school class ring segments.

     Gross Profit. Gross profit decreased $0.1 million, or 0.3%, to $39.1 million in fiscal 1995 from $39.2 million in fiscal 1994. As a percentage of net sales, gross profit decreased to 54.3% in fiscal 1995 from 56.2% in fiscal 1994. This decrease was primarily a result of a change in product mix in metal type of class rings, increased gold and stone raw material costs, and an increase in hourly wages.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.6 million, or 6.0%, to $28.2 million in fiscal 1995 from $26.6 million fiscal 1994. As a percentage of net sales, selling, general and administrative expenses increased to 39.2% in fiscal 1995 from 38.1% in fiscal 1994. This increase was predominately due to an increase of $0.9 million in marketing costs associated with college and high school direct mail advertising and an increase of $0.9 million in depreciation and amortization.

     Restructuring Charges. Restructuring charges of $3.2 million in fiscal 1995 consisted of the write-off of $2.9 million of capitalized financing costs incurred in 1990 by CJC and $0.3 million of related professional advisory fees incurred by CJC.

     Operating Income (Loss). As a result of the foregoing, operating income decreased $5.0 million, or 39.5%, to $7.6 million in fiscal 1995 from $12.6 million in fiscal 1994. Operating income before restructuring charges decreased $1.7 million, or 13.8%, to $10.9 million in fiscal 1995 from $12.6 million in fiscal 1994. As a percentage of net sales, operating income before restructuring charges decreased to 15.1% in fiscal 1995 from 18.1% in fiscal 1994.

     Interest Expense, Net. Interest expense, net increased $2.1 million, or 18.3%, to $13.6 million in fiscal 1995 from $11.5 million in fiscal 1994, primarily as a result of the higher average loan balances of CJC outstanding during fiscal 1995.

     Income Tax Expense. There was no federal income tax provision in either fiscal 1995 or fiscal 1994 due to available federal net operating tax losses and other tax credit carryforwards of CJC that eliminated the need for a federal tax provision. The fiscal 1994 income tax expense represents a provision for state income taxes of CJC.

     Net Income (Loss). As a result of the foregoing, net income (loss) decreased $7.0 million to a net loss of $6.0 million in fiscal 1995 from net income of $1.0 million in fiscal 1994.

Balfour

     Nine Months Ended November 24, 1996 (the "nine months ended November 1996") to Nine Months Ended November 26, 1995 (the "nine months ended November 1995").

     Net Sales. Net Sales increased $2.1 million, or 3.9%, to $55.5 million for the nine months ended November 1996 from $53.4 million for the nine months ended November 1995. The increase primarily reflects a $3.2 million increase in scholastic products and a $0.2 million increase in licensed consumer sports jewelry. These increases were offset by a decline in sports championship jewelry of $1.3 million, primarily attributable to the fact that Balfour, which had been awarded the contract to produce the 1995 Super Bowl championship rings, was not awarded the contract in 1996.

     Gross Profit. Gross profit increased $2.2 million, or 8.4%, to $28.5 million for the nine months ended November 1996 from $26.3 for the nine months ended November 1995. As a percentage of net sales, gross profit increased to 51.3% for the nine months ended November 1996 from 49.3% for the nine months ended November 1995. The change in gross profit is primarily related to the volume increase of scholastic products, resulting in a $1.7 million increase in gross profit, as well as reduced labor and overhead costs associated with class rings manufacturing resulting in an additional $0.7 million of gross profit. These gains were offset by a volume reduction of recognition and affinity products (including Super Bowl rings) resulting in a $0.2 million decline in gross profit.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $2.1 million, or 8.1%, to $27.9 million for the nine months ended November 1996 from $25.8 million for the nine months ended November 1995. As a percentage of net sales, selling, general and administrative expenses increased to 50.3% of net sales in the nine months ended November 1996 from 48.3% of net sales in the nine months ended November 1995. This increase is primarily the result of updating the class rings marketing material for both the high school and college markets and increased selling expenses associated with jewelry designed to commemorate the 1996 Summer Olympics.

     Operating Income (Loss). Operating income increased $0.2 million to $0.6 million, or 1.1% of net sales, for the nine months ended November 1996 from operating income of $0.4 million, or 0.8% of net sales, for the nine months ended November 1995.

     Interest Expense, Net. Interest expense decreased $0.1 million to $1.8 million for the nine months ended November 1996 from $1.9 million for the nine months ended November 1995. The interest rate was at 11.5% for both periods on amounts due to Town & Country.

     Other Income. A gain on the sale of a facility in the amount of $0.4 million is reflected in the nine months ended November 1995.

     Income Tax Expense. There was no federal income tax provision in either the nine months ended November 1996 or the nine months ended November 1995 due to available federal net operating tax losses and other tax credit carryforwards of Town & Country that eliminated the need for a federal tax provision. The income tax expense represents a provision for state income taxes for each of the nine months ended November 1996 and the nine months ended November 1995.

     Net Income (Loss). As a result of the foregoing, net loss increased by $0.1 million, to a net loss of $1.3 million for the nine months ended November 1996 from a net loss of $1.2 million for the nine months ended November 1995.

     Twelve Months Ended February 25, 1996 (the "1996 period") to Twelve Months Ended February 26, 1995 (the "1995 period")

     Net Sales. Net sales decreased $6.2 million, or 8.0%, to $71.3 million for the 1996 period from $77.5 million for the 1995 period. A decrease of $10.5 million in the 1996 period resulted from the decision to discontinue the direct mail program as of February 1995, and the decision to focus on retail distribution for licensed consumer sports jewelry. This decline was partially offset by increased net sales of $4.3 million of scholastic products, primarily fine paper, reflecting the full-year impact during the 1996 period of the addition of independent regional sales representatives, which began during the 1995 period. Excluding the direct mail program, net sales would have increased $4.3 million, or 6.4%, to $71.3 million for the 1996 period from $67.0 million for the 1995 period.

     Gross Profit. Gross profit decreased $6.4 million, or 15.2%, to $35.7 million for the 1996 period from $42.1 million for the 1995 period. As a percentage of net sales, gross profit decreased to 50.1% for the 1996 period from 54.3% for the 1995 period. This decrease was largely as a result of the discontinuation of the direct mail program, which resulted in lower manufacturing unit throughput. The gross profit for the direct mail program for the 1995 period was $6.4 million, including the allocation of certain fixed overhead costs.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $18.2 million, or 35.3%, to $33.5 million for the 1996 period from $51.7 million for the 1995 period. As a percentage of net sales, selling, general and administrative expenses decreased to 47.0% for the 1996 period from 66.8% for the 1995 period. This decrease was primarily related to the elimination of advertising expense of $7.7 million, bad debt expense of $5.2 million and other related expenses of $0.8 million associated with the direct mail program in the 1995 period. In addition, Balfour implemented staff reductions in the selling, marketing, design, finance, MIS and human resource functions in November 1994 and January 1995, including the discontinuance of the direct mail program, that resulted in cost savings of $4.5 million in the 1996 period, net of related expenses. The selling, general and administrative expenses associated with the direct mail program for the 1995 period were $16.7 million, including the allocation of certain fixed overhead costs.

     Operating Income (Loss). As a result of the foregoing, operating income increased $11.9 million, to $2.2 million, or 3.1% of net sales, for the 1996 period from an operating loss of $9.7 million for the 1995 period. The operating loss for the direct mail program for the 1995 period was $10.3 million, including the allocation of certain fixed overhead costs.

     Interest Expense, Net. Interest expense, net increased $0.8 million, or 43.3%, to $2.6 million in the 1996 period from $1.8 million in the 1995 period. This increase was primarily the result of increased borrowings to fund advertising and other expenses associated with the direct mail program and an increase in the interest rate charged by Town & Country to 11.5% in the 1996 period from 11.0% for the 1995 period.

     Income Tax Expense. There was no federal income tax provision in either the 1996 period or the 1995 period due to available federal net operating tax losses and other tax credit carryforwards of Town & Country that eliminated the need for a federal tax provision. The income tax expense represents a provision for state income taxes in both the 1996 period and the 1995 period.

     Net Income (Loss). As a result of the foregoing, net loss decreased $10.8 million to a net loss of $0.1 million for the 1996 period from a net loss of $10.9 million for the 1995 period.

     Twelve Months Ended February 26, 1995 (the "1995 period") to Twelve Months Ended February 27, 1994 (the "1994 period")

     Net Sales. Net sales decreased $7.8 million, or 9.2%, to the $77.5 million for the 1995 period from $85.3 million for the 1994 period. Net sales decreased by approximately $5.8 million in the 1995 period due to the decision to discontinue the direct mail program in the 1995 period, which accounted for $10.5 million and $16.3 million of net sales in the 1995 and 1994 periods, respectively. In addition, Balfour experienced a $5.1 million decrease in sales of recognition and affinity products in the 1995 period due to a decline in the sale of service award recognition products that remained following the sale of substantially all of this product line in April 1993. Net sales of in-school scholastic products increased $2.3 million in the 1995 period as a result of the addition of new independent sales representatives and net sales of licensed consumer sports jewelry increased $1.3 million in the 1995 period as a result of the expansion of Balfour's retail distribution of licensed consumer sports jewelry. Excluding net sales from the direct mail program, net sales for the 1995 period would have decreased $2.0 million, or 2.9%, to $67.0 million for the 1995 period from $69.0 million for the 1994 period.

     Gross Profit. Gross profit decreased $7.3 million, or 14.9% to $42.1 million for the 1995 period from $49.4 million for the 1994 period. As a percentage of net sales, gross profit decreased to 54.3% for the 1995 period from 58.0% for the 1994 period. A decline in the direct mail program sales volume accounted for $6.1 million of the decrease. Additionally, the volume decline in sales of Balfour affinity and recognition products contributed $1.7 million offset by a volume increase in sales of licensed consumer sports jewelry due to volume increases of $0.5 million. The gross profit for the direct mail program for the 1995 and 1994 periods were $6.4 million and $12.5 million, respectively, including the allocation of certain fixed overhead costs. The decline in gross profit as a percentage of sales in the 1995 period reflects the substantially lower manufacturing unit throughput that resulted from the discontinuation of the direct mail program.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $8.4 million, or 19.4%, to $51.7 million for the 1995 period from $43.3 million for the 1994 period. As a percentage of net sales, selling, general and administrative expenses increased to 66.8% for the 1995 period from 50.8% for the 1994 period. This increase resulted from (i) $5.2 million in bad debt expense associated with the direct mail program, (ii) and increase of $1.2 million in fine paper selling expenses as a result of increased sales and the addition of independent sales representatives, and (iii) the relocation of administrative offices and an increase in staff associated with administrative support for the direct mail program and MIS improvements. The selling, general and administrative expenses associated with the direct mail program for the 1995 and 1994 period were $16.7 million and $11.5 million, respectively, including an allocation of certain fixed overhead costs.

     Operating Income (Loss). As a result of the foregoing, operating income decreased $15.8 million to an operating loss of $9.7 million for the 1995 period from operating income of $6.1 million, or 7.1% of net sales, for the 1994 period. Operating loss for the direct mail program for the 1995 period was $10.3 million and the operating income for the 1994 period was $1.0 million, including the allocation of certain fixed overhead costs for each period.

     Interest Expense, Net. Interest expense, net increased $0.4 million, or 32.2%, to $1.8 million in the 1995 period from $1.4 million in the 1994 period. This increase was the result of higher average loan balances with Town & Country resulting from the direct mail program.

     Income Tax Expense. There was no federal income tax provision in either the 1995 period or the 1994 due to federal net operating tax losses and other tax credit carryforwards of Town & Country that eliminated the need for a federal tax provision. The income tax expense represents a provision for state income taxes in both the 1995 period and the 1994 period.

     Net Income (Loss). As a result of the foregoing, net income decreased $15.6 million to a net loss of $10.9 million for the 1995 period from net income of $4.7 million for the 1994 period.

Tax Matters

Net operating loss carryforwards generated by the predecessor operations of ArtCarved and Balfour will not be available to benefit the future tax provision of the Company as assets and liabilities were purchased.

Impact of Inflation

     The Company's operating expenses are directly affected by inflation, which results in an increased cost of conducting business. In general, the Company believes that the rate of inflation over the past several years has not had a significant impact on its sales, operating income (loss) or results of operations.

Raw Material Price Fluctuations

     The Company requires significant amounts of gold for the manufacture of its jewelry. The Company finances a majority of its gold inventory requirements through its Gold Facility. Management believes that the Company has sufficient availability under its Revolving Credit and Gold Facilities to finance all of its gold inventory requirements.

     The Company seeks to reduce its exposure to fluctuations in the price of gold in several ways. In the Company's in-school sales channel for the sale of high school class rings, the Company can reset its ring prices from time to time on new ring sales to reflect the then current price of gold. However, the Company does not have the same flexibility to reset its ring prices in the in-store and on-campus sales channels for high school and college rings, respectively, where rings are sold on the basis of seasonal prices. In either case, the Company must bear the risk of a change in the price of gold either from the time the order is placed or from the time the price is set until the product is shipped. As a result, since there may be a change in the price of gold during such period, the Company may engage in certain hedging transactions to reduce the effects of fluctuations in the price of gold during these periods. The Company currently does not have any such hedges in place.

     The Company also uses precious metals and both precious and semiprecious stones in its products and, accordingly, any increase in the price of these materials could have a significant adverse impact on its cost of sales. See "Business--Raw Materials."

Seasonality, Liquidity and Capital Resources

     The Company's scholastic product sales tend to be seasonal. Class ring sales are highest during October through December (which overlaps the Company's first and second fiscal quarters), when students have returned to school after the summer recess and orders are taken for delivery of class rings to students before the winter holiday season. Sales of the company's fine paper products are predominantly made during February through April (which overlaps the Company's second and third fiscal quarters) for graduation in May and June. The Company has historically experienced operating losses during its fourth fiscal quarter, which includes the summer months when school is not in session. Management does not expect the Company's recognition and affinity product line to be seasonal in any material respect, although it does anticipate that sales will be highest during the winter holiday season and in the period prior to Mother's Day. As a result, the effects of seasonality of the class ring business on the Company are tempered by the Company's relatively broad product mix. See "Risk Factors--Seasonality."

     As a result of the foregoing, the Company's working capital requirements tend to exceed its operating cash flows from July through December.


     Historically, ArtCarved met its working capital and capital expenditures requirements through cash flow provided by operating activities, while Balfour met its working capital and capital expenditures requirements through cash flow from operations and borrowings from its parent. ArtCarved's cash flow from operating activities was $11.1 million, $(3.1) million, and $1.7 million for the periods ended August 27, 1994, August 26, 1995 and August 31, 1996, respectively. In ArtCarved's fiscal year ended August 27, 1994, the cash provided from operating activities was primarily a result of increased accrued interest. No interest payments were made due to negotiations related to the restructuring and recapitalization of CJC's debt. In ArtCarved's fiscal year ended August 26, 1995, cash used in operating activities was a result of increased receivables, other assets and decreased accrued expenses. In ArtCarved's fiscal year ended August 31, 1996, cash provided by operating activities was $1.7 million, primarily as a result of a decrease in prepaid expenses.

     ArtCarved's cash flow used in investing activities was $1.2 million, $1.1 million and $0.8 million for the periods ending August 27, 1994, August 26, 1995 and August 31, 1996, respectively. The cash used was for purchases of plant, property and equipment.

     ArtCarved's net cash provided by (used in) financing activities were $(9.9) million, $4.3 million and $0.8 million for the periods ending August 27, 1994, August 26, 1995 and August 31, 1996, respectively. In ArtCarved's fiscal year ended August 27, 1994, the net cash used in financing activities was primarily a result of the expiration of the gold consignment agreement, and the bank presenting a draft for payment of the gold under the letter of credit. In ArtCarved's fiscal year ended August 26, 1995, the net cash provided by financing activities was a result of the changes in cash flow from operating activities and investing activities discussed above. The net cash provided by financing activities in ArtCarved's fiscal year ended August 31, 1996 was a result of a $16.4 million payment of debt related to the restructuring and recapitalization of CJC's debt and the changes in cash flow from operating activities and investing activities discussed above.

     Balfour's cash flow provided by (used in) operating activities was $(2.4) million, $(7.1) million and $1.6 million for the periods ended February 27, 1994, February 26, 1995 and February 25, 1996, respectively. In Balfour's fiscal year ended February 27, 1994, the use of cash resulted from increased accounts receivable and inventories for the direct mail program and decreases in deferred expenses also associated with the direct mail program. In Balfour's fiscal year ended February 26, 1995, the use of cash primarily resulted from increased inventories for the direct mail program. In Balfour's fiscal year ended February 25, 1996, the cash flow was provided primarily by reductions in inventories and prepaid expenses. For the nine months ended November 26, 1995 and November 24, 1996 the use of cash was impacted primarily by increased accounts receivable caused by the seasonality of the business. Accounts receivable for scholastic products shipped during the months of August to November become due in January.

     The Company's liquidity needs arise primarily from debt service on the indebtedness to be incurred in connection with the Transactions, payments required under a Management Agreement with Castle Harlan, Inc. (see "Certain Relationships and Related Transactions") and working capital and capital expenditure requirements. The Company is party to the Revolving Credit Facility and expects peak borrowings to occur from October through December. As of December 16, 1996, the Company had outstanding approximately $126.2 million of indebtedness, consisting of the Notes, $25.0 million under the Term Loan Facility and $11.2 million in borrowings under the Revolving Credit and Gold Facilities. The Revolving Credit and Gold Facilities permit borrowings of up to a maximum aggregate principal amount of $35.0 million based upon availability under a borrowing base, with a sublimit of $5.0 million for letters of credit and $10.0 million for either gold, pursuant to a consignment arrangement, or dollar borrowings. Management believes that it will have sufficient availability under these facilities to meet its working capital needs. See "Description of the Bank Credit Facility."

     Debt Service. Interest payments under the Bank Credit Facility and on the Notes represent significant liquidity requirements for the Company. The Term Loan Facility will mature in 2003, and the commitments under the Revolving Credit and Gold Facilities will expire in 2001. Loans outstanding under the Bank Credit Facility will bear interest at either fixed or floating rates based upon the interest rate option elected by the Company. See "Description of the Bank Credit Facility."

     Capital Expenditures. For the fiscal year ending August 30, 1997, ongoing capital expenditures for the Company are expected to relate principally to tools and dies, software upgrades, and ongoing capital improvements. Management estimates that the Company will spend approximately $3.8 million during this period for these types of recurring expenditures. In addition, Management estimates that the Company will spend approximately $1.9 million during this period on non-recurring capital expenditures related to the Combination, including spending on telephone and computer system upgrades and the preparation of ArtCarved's Austin, Texas facility to accommodate Balfour's operations.

     Future Financing Sources and Cash Flows. Management believes that amounts available under the Revolving Credit and Gold Facilities are sufficient to meet future working capital and other business needs of the Company. The Company believes that cash generated from operations, together with amounts available under the Revolving Credit and Gold Facilities, will be adequate to permit the Company to meet its debt service obligations, capital expenditure program requirements, ongoing operating costs and working capital needs, although no assurance can be given in this regard. The Company's future operating performance and its ability to service or refinance the

Notes and to repay, extend or refinance the Bank Credit Facility or to incur additional debt will be subject to future economic conditions, financial performance and other factors, many of which are beyond the Company's control. See "Risk Factors." In addition, covenants under the Indenture and the Bank Credit Facility restrict, among other things, the Company's ability to incur additional indebtedness, create liens, engage in a business other than certain permitted lines of business, make certain investments, sell assets, merge with or into another entity, issue stock and transact with affiliates. See "Description of Notes--Certain Covenants" and "Description of the Bank Credit Facility."

                                    BUSINESS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended. Discussions containing such forward-looking statements may be found in the material set forth below and under "Prospectus Summary," "Risk Factors," "Unaudited Pro Forma Combined Financial Statements and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as in the Prospectus generally. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the factors as set froth below and the other matters set forth in the Prospectus generally.

Overview

     The Company is the second largest manufacturer of class rings in the United States based on net sales and also supplies graduation-related scholastic products for the high school and college markets and manufactures and markets recognition and affinity jewelry designed to commemorate significant events, achievements and affiliations. On December 16, 1996, the Company completed the Acquisitions of substantially all of the scholastic and recognition and affinity products assets and businesses of the ArtCarved operations of CJC and the Balfour operations of L.G. Balfour Company. In combining ArtCarved and Balfour, the Company joined together two of the most widely recognized and most respected names in the scholastic products market in the United States.

     The Company's scholastic product line consists of high school and college class rings (the Company's largest product offering) and graduation-related fine paper products such as announcements, name cards and diplomas. The Company's independent sales representatives also sell or distribute caps and gowns, yearbooks, memory books, and other graduation apparel and accessories manufactured by others. The Company markets and distributes its scholastic products, which represented approximately 85% of net sales in Pro Forma Fiscal 1996, through three distinct sales channels: (i) the high school "in-store" channel of retailers, including approximately 5,100 independent retail jewelers, approximately 21 of the nation's 40 largest retail jewelry chains (representing approximately 1,200 stores throughout the United States) and approximately 2,200 Wal-Mart and 2,100 Kmart stores nationwide; (ii) the high school "in-school" channel of independent sales representatives, who sell directly to students in approximately 4,500 high schools throughout the United States; and (iii) the college "on-campus" sales organization, which sells to students in approximately 1,700 colleges and universities throughout the United States primarily through on-campus bookstores and, to a lesser extent, through local bookstores. Management believes that this comprehensive distribution network distinguishes the Company from its competitors and enables it to offer its products through a wider array of formats and locations throughout the year, thereby providing customers with the convenience of availability and choice of location for purchasing scholastic products.

     The Company has three national competitors, none of which has a strong nationwide presence in all three primary sales channels for scholastic products. Management estimates that the market for high school and college class rings is approximately $350 million per year, of which the high school segment represents approximately 70% of the market and the college segment represents approximately 30% of the market. Management also estimates that within the high school segment, 65% of the high school class rings sold are sold through the in-school sales channel with the remaining 35% being sold through the in-store sales channel. College class rings are sold primarily through on-campus bookstores and, to a lesser extent, through local bookstores.

     The Company's recognition and affinity product line consists primarily of rings, pins and other jewelry designed to enable individuals to show pride in their affiliations with or support for their favorite organizations and sports teams. The Company's recognition and affinity product line is comprised of four major product categories:

(i) licensed consumer sports jewelry, consisting of rings and other jewelry, intended for fans who wish to express their affinity and support for their favorite professional, amateur and collegiate sports teams, historically including all of the teams in the National Football League, Major League Baseball, the National Basketball Association and the National Hockey League;
(ii) sports championship jewelry and related products for the members of championship teams to commemorate their achievements, such as Super Bowl rings for the San Francisco 49ers in 1995 and World Series trophies for the members of the 1996 New York Yankees, and rings for individuals who bowl an American Bowling Congress-sanctioned perfect game; (iii) personalized family jewelry, consisting primarily of rings, bracelets, necklaces and other jewelry designed to commemorate family and significant life events such as births and baptisms and other family celebrations and holidays such as Mother's Day and Valentine's Day; and (iv) corporate recognition and reward jewelry, consisting of rings, pins and other jewelry, designed to commemorate employees' anniversaries with or accomplishments on behalf of various corporations, historically including The Coca-Cola Company, McDonalds Corp. and Xerox Corp.

     ArtCarved and Balfour historically sold similar products and have complementary strengths. The ArtCarved(R) brand name has been associated with numerous technical and marketing innovations during more than 50 years in the jewelry industry and has been used for class rings since 1976. Since the inception of the in-store sales channel in 1963, ArtCarved and its predecessor have been the leading supplier of high school rings in the in-store market, and have also been a leading supplier of college class rings. Balfour began as an insignia jewelry manufacturer in 1913 and entered the class ring industry in 1922, eventually becoming a significant producer of class rings as well as service awards and recognition products. Balfour manufactures and sells high school and college class rings and scholastic fine paper products and graduation accessories through a network of independent sales representatives who market Balfour(R) products directly in-school and on-campus.

     CBI (formerly known as "Scholastic Brands, Inc.") was formed in March 1996 by Castle Harlan Partners II, L.P., a Delaware limited partnership and private equity investment fund, for the purpose of acquiring ArtCarved and Balfour, and until December 16, 1996 engaged in no business or activities other than in connection with the Acquisitions and the Financing.

Business Strategy

     Management's primary objective is to increase profitability through the growth of the Company's sales and the realization of identified operational improvements following the Combination. The Company will build on its leading market position in class rings and the strong brand recognition of the ArtCarved(R) and Balfour(R) brand names. Management seeks to achieve these objectives by: (i) capitalizing on cost reduction opportunities presented by the Combination; (ii) marketing a broader array of products by utilizing the Company's comprehensive distribution network to cross-market existing products and by continuing to develop and acquire new products and expand product lines; and (iii) strengthening the Company's in-school sales channel through the addition of independent sales representatives.

     Capitalize on Cost Reduction Opportunities. In connection with the Acquisitions, Management has developed a detailed consolidation plan that Management believes will enable the Company to achieve approximately $7.4 million of annual cost savings relative to the historical cost structures of the Company's predecessors (the "Annual Cost Savings"). Of the $7.4 million in Annual Cost Savings, Management expects the Company to realize $4.3 million from the elimination of duplicative personnel, occupancy and fixed overhead costs and $3.1 million as a result of the lower prevailing wage rates in Austin, Texas and the elimination of other duplicative costs resulting from the closure of Balfour facilities. The Annual Cost Savings do not reflect estimated non-recurring severance and relocation costs of approximately $5.5 million and incremental capital expenditures of approximately $1.9 million to be incurred in connection with the Combination.

     o Manufacturing Integration. Management intends to consolidate the operations of the Balfour jewelry manufacturing facilities in Attleboro and North Attleboro, Massachusetts, into the existing ArtCarved operations in Austin, Texas. During Pro Forma Fiscal 1996, Balfour's Massachusetts jewelry facilities operated at approximately

50% of their aggregate manufacturing capacity. ArtCarved and Balfour use compatible manufacturing processes at their facilities, and ArtCarved's Austin, Texas facilities have the capacity to accommodate additional production. Management estimates that as a result of the Combination the Company will realize cost savings from the elimination of occupancy costs associated with the Balfour manufacturing facilities, the elimination of specifically identified duplicative personnel and related expenses, the relocation of other functional positions to Austin, Texas at lower prevailing wage rates, and the higher productivity rate at the Austin, Texas manufacturing facilities.

     o Selling, General and Administrative Cost Reductions. Management believes that a significant portion of the SG&A services currently performed by Balfour can be performed using ArtCarved's existing infrastructure and personnel. Management estimates that the Company will realize substantial savings resulting from reduced SG&A expenses, attributable to the elimination of specifically identified duplicative personnel and related expenses, the relocation of other functional positions to Austin, Texas at lower prevailing wage rates, and the elimination of occupancy costs associated with the Balfour administrative facility in North Attleboro, Massachusetts.

     The Company has begun the consolidation of the Company's operations to Austin, Texas, and Management expects that the consolidation of operations will be completed during the fiscal year ending August 30, 1997. Management expects that a portion of the Annual Cost Savings will be realized during the fiscal year ending August 30, 1997 and that all of such savings will be realized during the fiscal year ending August 29, 1998. There can be no assurance that the Company will complete its consolidation by the end of its fiscal year ending August 30, 1997 or that the Annual Cost Savings will be realized by the end of its fiscal year ending August 29, 1998, or at all.

     The following is a summary of the Annual Cost Savings that details (i) the portion of the Annual Cost Savings that are reflected in the adjustments to the unaudited pro forma combined financial statements, and (ii) the balance of the Annual Cost Savings that Management expects to achieve in connection with the Combination (dollars in thousands):

                                                            Cost of
                                                             Sales        SG&A        Total
                                                          --------     --------     --------
Elimination of duplicative personnel..................... $  1,304      $ 1,974       $3,278
Elimination of occupancy and fixed overhead..............      939           74        1,013
                                                          --------     --------     --------
         Pro forma adjustments...........................    2,243        2,048        4,291
                                                          --------     --------     --------
Wage rate differential...................................    1,752          605        2,357
Elimination of other duplicative costs...................      416          339          755
                                                          --------     --------     --------
         Additional cost savings.........................    2,168          944        3,112
                                                          --------     --------     --------
Total Annual Cost Savings................................ $  4,411     $  2,992     $  7,403
                                                          ========     ========     ========

     Market Broader Array of Products. The Company's comprehensive distribution network and highly effective sales organization provide the Company with broad market coverage and strong customer relations, which Management believes present opportunities to increase net sales without incurring significant incremental sales and distribution costs. To achieve this objective, Management will implement the following programs:

          Cross-Market Existing Products. Management believes there are significant growth opportunities in selling Balfour's fine paper products to college students through ArtCarved's existing on-campus sales channel and selling Balfour's licensed consumer sports jewelry through ArtCarved's existing retail sales channel, including independent retail jewelers, retail jewelry chains and mass merchants. ArtCarved's leading position in the sale of college class rings through on-campus college bookstores provides a strong platform to market simultaneously Balfour's fine paper products to the same student population without incurring any material incremental selling or marketing expenses. Additionally, beginning in September 1995, Balfour's licensed consumer sports jewelry was test-marketed in 15 J.C. Penney stores in the San Francisco metropolitan area. As a result of the success of this program, as of January 15, 1997, J.C. Penney offered this line of jewelry in over 400 J.C. Penney stores nationwide. Management believes that Balfour's licensed consumer sports jewelry is well-suited for the ArtCarved retail sales channel, and has plans to introduce these products to such retailers during the fiscal year ending August 30, 1997.

         Develop and Acquire New Products and Expand Product Lines. Management intends to pursue growth by penetrating new markets with new and existing products and to expand the Company's presence in existing markets by introducing product line extensions and new products. In April 1996, ArtCarved introduced its Celebrations of Life(R) selection of rings, which are personalized with children's names, birthdates and birthstones to commemorate parenthood, to approximately 2,000 independent and chain jewelers. The Company plans to further expand this product line to include other jewelry designed to commemorate other significant life events, family celebrations and holidays. In order to leverage its comprehensive distribution network, the Company has developed other lines of ArtCarved's personalized family jewelry for the retail sales channel, primarily mass merchants. For example, in September 1996, ArtCarved introduced its Nameosake(TM) selection of personalized family jewelry to approximately 1,350 Wal-Mart stores nationwide, and Management expects to expand this product line to all Wal-Mart stores nationwide by March 1997. In addition, the Company plans to expand Balfour's line of licensed consumer sports jewelry to include additional styles and products, such as charms, pendants, earrings and cufflinks.
     Strengthen In-School Sales Channel. Management intends to strengthen the Company's presence in the in-school sales channel to increase the number of students in each school who purchase the Company's products, expand school coverage in geographic areas where the Company is currently under-represented and extend its scholastic product lines. In July 1996 the Company introduced a simplified marketing program for its in-school sales channel to stimulate demand for the Company's scholastic products in-school. Management also plans to expand the geographic presence of the Company's in-school independent sales representatives beyond its primary focus in the Eastern, Southern and Midwestern sections of the United States by adding additional independent sales representatives in selected strategic regions to augment its in-school sales channel. Additionally, Management believes that the improvements in the Company's product offerings, customer service and financial resources that it believes will result from the Combination will enable the Company to attract additional sales representatives as well as improve the effectiveness of the current in-school independent sales representatives. Specifically, because of ArtCarved's modern manufacturing techniques and resulting accelerated product cycles, the Company's Balfour in-school independent sales representatives will be able to deliver rings in approximately one-half the time as was previously capable from Balfour's production facilities. This production cycle time improvement is expected to enhance in-school customer relations by providing quicker order turnaround, thereby enabling the Balfour independent sales representatives to market merchandise in the schools more frequently during each selling season, thereby providing the potential for increased sales. Lastly, through increased joint marketing efforts with other scholastic product companies and selective product line acquisitions, the Company intends to enlarge its product offerings to become a single source supplier of scholastic products to its customers.
     Although Management believes that it will be able to implement its strategy as set forth above, there can be no assurance that improvements will be realized, or that there will not be delays in achieving such improvements or that results will not, in fact, decline.

Products

     The Company's larger product line is its scholastic product line, consisting of high school and college class rings, graduation-related fine paper products, including graduation announcements, name cards, diplomas and related products, and graduation accessories, such as memory books, T-shirts, key chains and pendants. The Company's other product line, its recognition and affinity product line, is designed to enable purchasers to show their affinity or support for their favorite teams and to show pride in their affiliations and to help companies and other organizations promote and recognize achievement.

     The table and sections that follow provide an overview of the Company's products:

                                                        Distribution Channel                      Brand Name
                                            -----------------------------------------     ----------------------
Scholastic Product Line
    High School Class Rings                 In-School                                     Balfour(R)
                                            In-Store:  independent and chain jewelers     ArtCarved(R)
                                                                                          R. Johns(R)
                                            In-Store:  mass merchants                     Keystone(R)
                                                                                          Class Rings, Ltd.(R)
                                                                                          Master Class Rings(R)
    College Class Rings                     On-Campus                                     ArtCarved(R)
                                                                                          Balfour(R)
    Fine Paper Products                     In-School                                     Balfour(R)
Recognition and Affinity Product Line
    Licensed Consumer Sports Jewelry        In-Store, Catalogue                           Balfour(R)
    Sports Championship Jewelry             Direct to Consumer                            Balfour(R)
                                                                                          Keepsake(R)
    Corporate   Recognition   and   Reward  Director to Consumer                          Balfour(R)
      Jewelry
    Personalized Family Jewelry             In-Store:  independent and chain jewelers     Celebrations of Life(R)
                                            In-Store:  mass merchants                     Generations of Love(TM)
                                                                                          Nameosake(TM)

     Class Rings

     The Company's largest product offering is its class rings. The Company manufactures and markets a complete line of both high school and college class rings with a wide choice of styles, metals, stones and other customized options that allow students and alumni to personalize their rings in accordance with their tastes and accomplishments. The Company produces an extensive variety of traditional jewelry styles as well as an assortment of fashion and contemporary designs. Purchasers have the option to include the name of the school, curriculum, date, degree, mascot, activities and either synthetic or genuine stones in their rings. The Company markets its products in a broad range of prices through different sales channels.

     High School Rings

     The Company offers over 100 styles of high school class rings ranging from traditional to highly stylish and fashion oriented. Most of the company's high school class rings are available in gold or nonprecious metal, and most are available with a choice of more than 50 different types of stones in each of several different cuts, and more than 400 designs that can be placed on or under the stone and emblems of over 100 activities or sports that can appear on the sides. As a result, students have the ability to customize their rings by designing highly personal and meaningful rings to commemorate their high school education. During Pro Forma Fiscal 1996, the Company's high school class rings generally ranged in prices to the student from approximately $50 for a nonprecious metal ring to approximately $500 for a gold ring with precious stones. The Company markets its high school class rings under its ArtCarved(R), Balfour(R), R. Johns(R), Keystone(R), Class Rings, Ltd.(R) and Master Class Rings(R) brand names.

     College Rings

     The Company's ArtCarved(R) and Balfour(R) brand college class rings are similar to the Company's high school class rings in terms of the variety of customization and personalization options available. However, college rings tend to be larger than high school rings, and many more college rings are ordered in 14- and 18-karat gold or with precious or semiprecious stones. During Pro Forma Fiscal 1996, the average selling price of the college class ring was higher than that of the Company's high school class ring, with prices generally ranging from approximately $100 for a nonprecious metal ring to approximately $2,000 for a gold ring with precious stones.

     Fine Paper Products

     The Company produces and markets a wide array of fine paper products, including customized graduation announcements, name cards, thank-you stationery, business cards, diplomas, mini-diplomas, certificates, appreciation covers, diploma covers, and fine paper accessory items marketed under the Balfour(R) brand name. Through its independent sales representatives, the Company also markets certain graduation accessories that it does not produce, such as T-shirts, pendants denoting class year, caps and gowns, yearbooks, memory books and other scholastic products manufactured by third parties.

     Recognition and Affinity

     The Company also offers a variety of recognition and affinity jewelry for specialty niche markets. The Company's "recognition" products are designed to commemorate accomplishments and achievements in business, sporting or other endeavors, and "affinity" products are designed to express pride in one's affiliations with a particular organization or support for one's favorite teams and organizations. The Company's recognition and affinity jewelry is grouped into four primary categories. The Company's Balfour(R) licensed consumer sports jewelry includes rings, pins and pendants containing team logos, mascots and colors, that are manufactured for fans to express their support for their favorite professional or amateur sports team. The Company has licensing arrangements with the National Football League and the National Basketball Association, and the Company has applied to continue Balfour's licensing arrangements with Major League Baseball and the National Hockey League. These arrangements enable the licensee to produce rings and other jewelry depicting the logos and other trademarked names and symbols of all teams in these leagues. The Company also historically has manufactured jewelry for NASCAR, with United States Olympic Committee and the U.S. Figure Skating Association. The Company's professional sports championship jewelry consists of similar products but is designed for the championship individual or team to commemorate its championship accomplishments and achievements. The Company offers Balfour(R) sports championship jewelry on behalf of the foregoing organizations (including Super Bowl rings to the San Francisco 49ers in 1995 and World Series trophies to the New York Yankees in 1996) as well as Keepsake(R) jewelry for individuals to commemorate American Bowling Congress-sanctioned perfect games. The Company's Celebrations of Life(R), Generations of Love(TM) and Nameosake(TM) personalized family jewelry consists of rings commemorating children's names, birthdates, birthstones and baptisms, and other personalized jewelry such as necklaces and bracelets designed to commemorate family celebrations and other holidays such as Mother's Day and Valentine's Day. The Company distinguishes its personalized family jewelry from those of its competitors through extensive personalization with family names, dates, crests and events. Corporate recognition and reward Balfour(R) jewelry includes jewelry awards for employees of various corporations historically including many Fortune 500 corporations such as The Coca-Cola Company, McDonalds Corp. and Xerox Corp.

Sales and Marketing

     The Company is the only class ring company with a strong national presence in all three primary sales channels for class rings and scholastic products: (i) the high school in-store sales channel of independent retail jewelers, retail jewelry chains and mass merchants; (ii) the high school in-school sales channel of independent sales representatives; and (iii) the college on-campus sales organization. No single customer of the Company represented more than 5% of net sales in Pro Forma Fiscal 1996.

     The Company markets its class rings: (i) in-store to independent and chain jewelers under the names ArtCarved(R) and R. Johns(R) and to mass merchants under the names Keystone(R), Class Rings, Ltd.(R), and Master Class Rings(R);
(ii) in-school under the Balfour(R) name; and (iii) on-campus under the ArtCarved(R) and Balfour(R) names. The Company markets its graduation-related fine paper and accessories under the Balfour(R) name. The Company markets its licensed consumer sports jewelry and its corporate recognition and reward jewelry under the Balfour(R) name, its sports championship jewelry under the Balfour(R) and Keepsake(R) names and its personalized family jewelry under the Celebrations of Life(R), Generations of Love(TM), and Nameo sake(TM) names.

     High School Scholastic Products

     The Company is the only class ring manufacturer with a strong national presence in both of the primary sales channels for high school scholastic products as a result of the combination of the Balfour in-school channel and the ArtCarved in-store channel. The Company's presence in both of these sales channels distinguishes it from its competitors and enables it to sell class rings throughout the year and to offer its products through a wider array of formats and locations, thereby providing customers with the convenience and choice of sales channels.

     In-Store Sales Channel.

     The Company is the leading supplier of high school class rings in the in-store channel based on net sales. A predecessor of the Company introduced the use of in-store sales in 1963 as an alternative to traditional in-school sales. The Company sells its products in-store to independent jewelry retailers, large jewelry chains and to mass merchants. The Company was the first class ring manufacturer to sell class rings to mass merchants, an area of strong sales growth within the class ring industry over the last eight years. Since 1987, the Company has sold its products to mass merchants such as Wal-Mart and Kmart. The Company utilizes distinct product brands, product line characteristics and pricing for each of the in-store sales channels. Advertising is particularly important in the in-store market to inform students and parents that the retailer offers alternatives to the products sold at school. The Company utilizes a combination of national, regional, local and co-op print and local direct mail advertising for its products depending on the type of retailer involved.

     There are various reasons for selling class rings in the in-store sales channel rather than the in-school sales channel, including: (i) the advantage of a year round sales presence at retail store locations compared to the in-school channel, which typically affords only two to five fixed selling days per school during each school year; (ii) direct access to both students and their parents, who, in many cases, are the ultimate purchasers of the scholastic jewelry product; (iii) the ability to offer products of similar quality at lower prices due to the Company's lower in-store distribution costs; (iv) the convenience of the availability of store credit to purchasers to finance a purchase; (v) quicker product delivery and superior customer service afforded retail purchasers as a result of the smaller number of units per order; and (vi) the ability for the Company's salespeople to represent multiple brands in a region.

          Independent Retail Jewelers. The Company sells its products to approximately 5,100 independent jewelers under the name ArtCarved(R) and R. Johns(R). Most independent jewelers carry one line of class rings. The Company traditionally develops marketing programs in the spring for the following school season and presents these programs to the jewelers in the summer to prepare local advertising placements for the fall, and supplements these programs with national advertising in magazines targeting teenage audiences, in-store promotional literature and direct mail campaigns.

          Chain Jewelers. The Company sells its products to 21 of the nation's 40 largest retail jewelry chains representing approximately 1,200 stores, including Sterling, Barry's Jewelers, A. A. Friedman, and Carlyle & Co. Jewelers. Retail jewelry chains usually require marketing efforts tailored to their own seasonal merchandising theme.

          Mass Merchants. The Company has forged relationships with the two largest retailers in the United States, Wal-Mart and Kmart, and in Pro Forma Fiscal 1996 sold class rings to approximately 2,200 Wal-Mart stores under the Keystone(R) brand name and approximately 2,100 Kmart stores under the Master Class Rings(R) brand name. The Company also sells class rings under the Class Rings Ltd.(R) brand name to other mass merchants, including J.C. Penney.

     In-School Sales Channel.

     The Company markets its products in-school using the Balfour(R) brand name and its independent sales representatives, who offer both class rings and a variety of fine paper products and graduation accessories. The Company's in-school sales channel is supported through a sales organization that consists of approximately 120 regional independent representatives who work exclusively for the Company with respect to the types of products represented by the Company's product lines. The Company has developed its sales organization over an extended period of time, and the Company intends to devote considerable resources to maintaining and continually improving the quality of this sales organization. The Company plans to increase its penetration in the in-school sales channel in areas where it is not well represented. See "--Business Strategy."

     There are various reasons that students may prefer to purchase a class ring in-school rather than in-store, including, among others: (i) the ability to purchase a product that is more customized and symbolic of an individual school;
(ii) the excitement and enthusiasm generated by participating in both the ring ordering and ring delivery events as a class; and (iii) the convenience of ordering in-school from trained professionals.

     The Company's independent sales representatives gain access to high schools through administrators or student representatives who are involved in the selection process of a supplier for their schools. Once selected as the official supplier, the independent sales representative coordinates between the school and the supplier to ensure satisfactory quality and service. As a result, continuous sales coverage is an important element in the independent sales representative's relationship with the school. Once established, personal relationships are an important factor to ensure repeat sales.

     The Company's independent sales representatives operate under contract with exclusive non-compete arrangements that prohibit sales of competing products during the term of the arrangement with the Company and for a period of time, generally two years, thereafter. Depending on geographical size and volume, independent sales representatives may employ one or more additional sales representatives in addition to its part- or full-time personnel. The Company compensates its independent sales representatives on a commission basis, and most independent sales representatives receive an annual draw against commissions earned, although all expenses, including promotional materials made available by the Company, are the responsibility of the representative. See "--Employees."

     College Scholastic Products

     The Company's college class rings are sold under the ArtCarved(R) brand name and, to a lesser extent, under the Balfour(R) brand name primarily through on-campus bookstores and, to a lessor extent, through local bookstores, both of which typically also offer class rings distributed by one or more of the Company's competitors. The college bookstores display the Company's products, although approximately 85% of all orders are taken by the Company's sales representatives at special events periodically set up at the bookstore or campus student center. College class ring sales are principally supported by sales promotions with school paper advertising and direct mailings to students and parents. The Company uses promotions to stimulate sales in the critical back-to-school, pre-Christmas and pre-graduation periods. The Company differentiates itself from its competitors through its high-quality rings, innovative styles, quick delivery times and promotional services that attract students to tables containing product information. The Company intends to offer Balfour fine paper products through the more extensive ArtCarved college on-campus sales channels. See "--Business Strategy."

     The Company employs a direct sales force of approximately 30 full-time territory managers, who in turn are supported by 80 to 90 part-time representatives working on a seasonal basis by assisting with the implementation of scheduled promotions in its college market. Approximately 20 independent sales representatives service colleges and universities. In Pro Forma Fiscal 1996, the Company sold class rings to students from approximately 1,700 colleges and universities throughout the United States.

     Recognition and Affinity Products

     Recognition and affinity products are sold either to retail outlets or directly to the group or organization or by a combination of field sales personnel and corporate sales personnel. The Company's Balfour(R) licensed consumer sports jewelry and Celebrations of Life(R), Generations of Love(TM) , and Nameosake(TM) personalized family jewelry are primarily distributed to retail outlets and through merchandise catalogues. The Company markets its Balfour(R) sports championship jewelry directly to the championship team or organization or its members and its Keepsake(R) bowling rings directly to individuals. Corporate recognition and reward programs are developed in conjunction with corporate clients, who order and purchase products directly from the Company.

Industry

     Scholastic

     There are three national competitors in the sale of class rings and fine paper products (the Company, Jostens, Inc. and Herff Jones, Inc.) and one additional national competitor in the sale of class rings (Gold Lance, Inc.). Management believes the Company is the second largest among these competitors based on net sales of class rings and the only competitor with a strong national presence in the three primary sales channels for class rings. In addition, regional producers have been successful at penetrating the scholastic market through the introduction of lower-priced competitive products. The market is highly competitive and numerous alternative suppliers exist. See "-Competition" and "Risk Factors-Competition."

     Scholastic products are differentiated on the basis of price, quality, marketing and customer service. Customer service is particularly important in this product line because of the high degree of customization associated with the class ring product and the emphasis on its timely delivery. Class rings with different quality and price points are marketed through different channels and, within the in-store sales channel, through different retailers.

     Scholastic products are sold in retail stores and directly to students in schools and on college campuses. Management estimates that approximately 65% of the high school class rings sold are sold through the in-school sales channel. In schools, administrators or student representatives select the authorized supplier for their school. Suppliers contact these administrators through their sales forces, which are generally comprised of independent sales representatives who market products directly to high school students. The supplier, through its independent sales representatives, manages the entire process of interacting with the student through the design, promotion, ordering and presentation of the scholastic products to relieve school officials of any administrative burden connected with the student's purchase. Successful companies in the scholastic market have developed their sales organizations over an extended period of time and devote considerable resources to maintaining and improving the quality of their sales forces. After gaining access to a school, a sales representative and the supplier must be able to demonstrate their ability to provide a high level of customer service to complete the sale. In addition, in order to maintain an ongoing relationship with a school, the sales representative and supplier must provide a high-quality product and deliver finished products in a timely manner. Due to the fact that orders from the in-school channel are placed in bulk, the supplier must be able to deliver the units for an entire school by specified dates or the sales representative and supplier run the risk of jeopardizing their relationship with a particular school. A good relationship between the sales representative and the school administrator helps ensure repeat sales from year to year. Of the four national competitors for scholastic products, only the Company, Jostens, Inc. and Herff Jones, Inc. have a strong presence in the in-school sales channel.

     In addition to the in-school sales channel, the scholastic product market is also characterized by a strong in-store distribution channel. In 1963, a predecessor of ArtCarved initiated the use of the in-store sales channel, and management estimates that this segment represents approximately 35% of high school class rings sold. The in-store channel consists primarily of independent jewelry retailers, large jewelry chains and mass merchants. Suppliers contact these retailers through their direct sales force. Advertising is particularly important in the in-store network to inform students and parents that the retailers offer an alternative to the products sold in school. The in-store network typically offers a year-round sales presence, products of similar quality at a low price, convenience of store credit to finance a purchase, and quicker product delivery as orders are placed on a unit, rather than school-wide, basis. See "Sales and Marketing-In-Store Distribution." Of the four national competitors for scholastic products, only the Company and Gold Lance, Inc. have a strong presence in the in-store sales channel.

     College class rings are sold primarily through on-campus bookstores and, to a lesser extent, through local bookstores, both of which typically also offer class rings distributed by one or more of the Company's major national competitors. Historically, on-campus bookstores have been owned and operated by the colleges and universities; however, during the last several years an increasing number of campus bookstores have been leased to companies engaged in retail bookstore operations, primarily Barnes & Noble Bookstores, Inc. and Follett Corporation. Of the four national competitors for scholastic products, only the Company and Jostens, Inc. have a strong presence in the sale of college class rings.

     Class ring manufacturers must enter into licensing arrangements, which typically are non-exclusive, with colleges and universities in order to use the name of the college or university and other trademarked names and symbols on the class rings. Typically, these arrangements provide that the manufacturer must pay a royalty to the college or university equal to a fixed dollar amount per unit sold or a percentage of net sales. The school can terminate the arrangement if, among other things, the class ring manufacturer uses the licensed intellectual property in a manner not authorized by the relevant licensing contract. Nonetheless, the ability of a manufacturer to enter into licensing contracts, particularly exclusive contracts, is an important competitive factor with respect to colleges and universities. Most high schools do not require licensing arrangements to use their name, mascot or school colors.

     High School. The potential size of the market for high school class rings, graduation announcements, diplomas, and other high school scholastic products is affected by high school graduation rates. Those high school students who purchase class rings typically do so during their junior year. According to the U.S. Department of Education, the number of high school graduates has declined steadily since 1981. However, the Department of Education has projected that as a result of the increase of birth rates in the 1980s, the number of high school graduates will increase by approximately 16.8% from 2.6 million in 1996 to 3.0 million by 2006. The following table shows the historical and projected number of U.S. high school graduates from 1986 to 2006:

                              High School Graduates

                  Historical                                                 Projected
--------------------------------------------     ----------------------------------------------------------------
                              High School                                   High School             % Increase
                             Graduates(1)                                   Graduates(2)            (Decrease)
         Year               (In thousands)              Year               (In thousands)         from 1996 Level
-------------------   -----------------------    -------------------    -------------------    ------------------
         1986                   2,643                   1997                  2,612                     0.9%
         1987                   2,694                   1998                  2,734                     5.6%
         1988                   2,773                   1999                  2,828                     9.3%
         1989                   2,727                   2000                  2,873                    11.0%
         1990                   2,586                   2001                  2,933                    13.3%
         1991                   2,503                   2002                  2,961                    14.4%
         1992                   2,482                   2003                  2,981                    15.2%
         1993                   2,490                   2004                  3,054                    18.0%
         1994                   2,505(2)                2005                  3,051                    17.9%
         1995                   2,564(2)                2006                  3,022                    16.8%
         1996                   2,588(2)

(1) Source: The Department of Education, National Center for Education Statistics, Projections of Education Statistics to 2006, March 1996.

(2)  Projected by the Department of Education.

     Although the number of high school graduates has increased since 1992, Management believes that the percentage of high school graduates who purchase high school class rings has declined for a period of at least five years, although there is no industry data to confirm such belief. In addition, the Company's volume of high school class rings sold during this time has declined, and Management believes that the Company's market share has declined as well, although there is no industry data to confirm such belief. For information regarding the Company's business performance during this period, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Risk Factors--Customers and Sales Channels."

     College. The potential size of the college scholastic market is affected by the number of bachelor degrees granted. Most college class rings are purchased during either the junior or senior year in anticipation of a student's graduation. According to the U.S. Department of Education, the number of bachelor degrees granted is expected to increase by approximately 10.1% from 1.2 million in 1996 to 1.3 million by 2006, although such number is expected to decline slightly between 1996 and 2000. The following table shows the historical and projected aggregate number of bachelor degrees granted from 1986 to 2006:

                            Bachelor Degrees Granted

                  Historical                                                 Projected
--------------------------------------------     ----------------------------------------------------------------
                                Degrees                                       Degrees               % Increase
                             Conferred(1)                                   Conferred(2)            (Decrease)
         Year               (in thousands)              Year               (in thousands)         from 1996 Level
-------------------   -----------------------    -------------------    -------------------    ------------------
         1986                     988                   1997                  1,188                    -0.6%
         1987                     991                   1998                  1,173                    -1.8%
         1988                     995                   1999                  1,180                    -1.3%
         1989                   1,019                   2000                  1,191                    -0.3%
         1990                   1,051                   2001                  1,211                     1.3%
         1991                   1,095                   2002                  1,237                     3.5%
         1992                   1,137                   2003                  1,264                     5.8%
         1993                   1,165                   2004                  1,288                     7.8%
         1994                   1,182(2)                2005                  1,302                     9.0%
         1995                   1,192(2)                2006                  1,316                    10.1%
         1996                   1,195(2)

-----------------
(1) Source: Middle alternative projections, The Department of Education, National Center for Education Statistics (the "DOE"), Projections of Education Statistics to 2006, March 1996.

(2)  Projected by the Department of Education.

     Management believes that the percentage of college graduates who purchase college class rings has been relatively stable for a period of five years, although there is no industry data to confirm such belief. In addition, the Company's volume of college class rings sold during this time has increased slightly, but Management believes that the Company's market share has remained stable, although there is no industry data to confirm such belief. For information regarding the Company's business performance during this period, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Risk Factors--Customers and Sales Channels."

     Recognition and Affinity

     The market for the Company's recognition and affinity products is a broad (and expanding) collection of market niches. It includes championship jewelry for winners of professional sports championships as well as individual events. The market for retail affinity products, such as licensed consumer sports jewelry, is well developed in the apparel category but not with respect to non-apparel products (such as the Company's licensed consumer sports jewelry). Management believes that the demand for licensed consumer sports jewelry is influenced by trends in the popularity of professional and amateur sports. An important success factor in the licensed consumer jewelry business is obtaining the exclusive right to a team name and mascot.

     Professional sports championship jewelry is marketed directly to the individual or the championship team commemorating a special event in the team's history. The "Super Bowl Ring" is the most famous example of a special event. However, the Company targets a range of special sporting events, from minor league championships to national championships in all major sporting events. These sporting events include not only football, basketball, baseball and hockey championships, but also events such as golf, equestrian, figure skating, bowling and auto racing. Important elements for success in this business are the ability to contact future prospects, have unique designs and effectively compete on service and prices. The Company historically has sold to clients in all of the sporting events mentioned above and will pursue additional venues as resources and capabilities are put in place.

     In contrast, the market for "recognition" products such as the Company's corporate recognition and reward jewelry is well developed and has a significant array of competitors. Products are marketed through retail outlets, independent sales representatives (who develop programs with corporate and other clients), and directly to corporations through direct mail campaigns. Management recognizes that the Company is a small player in the market, but the Company's position in this market is enhanced by its low cost, its high level of service, its brand name recognition and the quality of its products and designs. This market is composed of approximately ten significant competitors, including the Company's major scholastic products competitors--Jostens, Inc. and Herff Jones, Inc. Two of the Company's competitors, O.C. Tanner and Ad Specialty Institute, alone account for approximately 75% of the industry's revenues.

Operations

     Production and Technology

     Class Rings and Recognition and Affinity Products

     As part of the identified cost savings program, Management plans to consolidate Balfour's existing ring and jewelry manufacturing operations with those of ArtCarved's existing manufacturing facilities. The Company's Austin, Texas manufacturing facilities employ advanced design and manufacturing techniques, which provide short production cycle times and high production yields and has the capacity to absorb Balfour's production requirements. Management believes that volume efficiencies, modern manufacturing techniques (including cell manufacturing) and a consistent focus on process improvements enhances the Company's ability to compete by enabling the Company to provide quality products and a high level of service.

     The Company produces high school and college class rings only upon the receipt of a customer order and deposit, and each ring is custom manufactured. The entire production process takes approximately two to three weeks from receipt of the customer's order to product shipment. Consequently, only a limited amount of finished products inventory is necessary, reducing the Company's exposure to fluctuations in the price of materials and the Company's investment in working capital.

     The Company employs advanced design and manufacturing techniques at its jewelry manufacturing plants. The use of computer-aided design and manufacturing equipment (CAD/CAM), computer integrated manufacturing (CIM), cell manufacturing and the craftsmanship of the Company's highly-skilled jewelers enable the Company to produce increasingly personalized and high quality jewelry while maintaining critical delivery schedules.

     The Company utilizes similar manufacturing processes for most of its jewelry, although licensed customer sports jewelry does not require the high degree of customization necessary for the Company's other products. College class rings are often larger and of a more complex design than high school rings, but both are designed, cast and finished on the same production lines. For every ring manufactured, an individual wax and steel or plastic mold is developed according to the features (name, school, activity, mascot, etc.) specified by the customer. Many of these features have been designed using the CAD/CAM and other computer-assisted design technologies; many others have been designed by the craftsmen of the Company over its long history. Several individual components may make up the mold, and the Company has indexed collections of over 1,000,000 such components at its facilities from which to draw at the design stage of a class ring. A bar code is printed on every production order and is scanned at every quality inspection station as the order proceeds through production, thereby allowing quality statistics to be recorded and providing production personnel summaries of quality data during the day. Furthermore, this scanning allows the customer service department to review order status on its computer terminals, identifying the location of the order and its approximate shipping time. The bar code is also used at several CIM stations, where personalized information (name, date, school name, degree, etc.) is retrieved from the main computer database to be cut into the ring using specialized software and computer-controlled cutting machines.

     Fine Paper

     In July 1996 Balfour's fine paper manufacturing and distribution activities were consolidated from Balfour's former Dallas, Texas plant with Balfour's operations at a 100,000 square-foot facility in Louisville, Kentucky. This represented the completion of the consolidation of the operations of three of its fine paper plants with operations at the Louisville facility. Management believes this consolidation will result in improved efficiency of operations and increased capacity.

     Each fine paper product requires a high level of customization and is characterized by having short product runs. For a typical graduation product order, the Company's salespeople meet with the next class of graduating seniors to chose their graduation announcements and related designs in the spring of their junior year or early fall of their senior year. Designs are chosen and art work is produced on the Company's computerized design systems.

     Raw Materials

     The principal raw materials that the Company purchases are gold and precious, semiprecious and synthetic stones. The cost (and, with respect to precious, semiprecious and synthetic stones, the availability) of these materials are affected by market conditions, and when there is a period of volatility in the market, operating results may be affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Inflation."

     The Company purchases diamonds and other precious gems from various suppliers, and the Company is not dependent upon any one supplier or a small number of suppliers for diamonds and other precious gems. The Company purchases substantially all synthetic and semiprecious stones from a single supplier, the Herbert Stephen Company, a German corporation that supplies synthetic stones to most of the class ring manufacturers in the United States. See "Risk Factors--Sources of Semiprecious and Synthetic Gems; Fluctuations in Prices of Raw Materials."

     The Company requires significant amounts of gold for the manufacture of its jewelry. The Company will finance a majority of its gold inventory requirements through its Gold Facility. Management believes that it has sufficient availability under its Revolving Credit and Gold Facilities to finance all of its gold inventory requirements. The Company reduces its exposure to fluctuations in the price of gold in several ways. The Company also uses precious metals and both precious and semiprecious stones in its products and, accordingly, any increase in the price of these materials could have a significant impact on its cost of sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Raw Material Price Fluctuations."

     The Company purchases its fine paper from two major paper product distributors, although there are many other suppliers of materials needed to manufacture the Company's fine paper products if the Company should become unable to satisfy its raw materials requirements from existing suppliers. The Company also distributes finished goods such as memory books, T-shirts, caps and gowns, yearbooks, and other scholastic products manufactured by third parties for distribution with its fine paper products.

     Environmental Matters

     The Company is subject to federal, state and local laws, ordinances and regulations that establish various health and environmental quality standards and provide penalties for violations of those standards. For example, under certain environmental laws, a current or previous owner or operator of real property may be liable for remediation of hazardous substances on the property, whether or not the owner or operator was responsible for the presence of the hazardous substances. Such environmental laws also may also impose liability for remediation of hazardous substances at properties to which a company has sent wastes for disposal or recycling. Other environmental laws govern the generation, handling, storage, transportation and disposal of hazardous and toxic wastes, the discharge of pollutants into surface waters and sewers, emissions of certain potentially harmful substances into the air, and employee health and safety.

     Past and present manufacturing operations of the Company subject to environmental laws include the use, handling, and contracting for disposal or recycling of hazardous or toxic substances, the discharge of particles into the air, and the discharge of process wastewaters into sewers. Also, minor spills of chemicals used in the Company's manufacturing processes may occur from time to time at the Company's facilities, which may result in localized soil or groundwater contamination, and such spills may have occurred in the past. Moreover, environmental laws are complex and subject to frequent change, and Management cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist in the future at the Company's facilities. Management believes, however, that the Company's current operations are in substantial compliance with all material environmental laws and that the Company does not currently face environmental liabilities that would have a material effect on the Company's operations or operating results.

     Security

     To protect against theft, the Company has instituted security measures at its facilities that deal with gold and precious stones. The Company also uses various security techniques for salespeople, other employees and agents while they are transporting Company products. In spite of such precautions, the Company has experienced losses through theft from time to time. None of such losses have had a material adverse effect on the financial condition or results of operations of the Company, and the Company maintains all-risk insurance to cover any significant losses.

Intellectual Property

     The Company markets its products under many trademarked brand names, some of which rank among the most recognized and respected names in the jewelry industry, including ArtCarved(R), Balfour(R), Celebrations of Life(R), Class Rings, Ltd.(R), Generations of Love(TM), Keepsake(R), Keystone(R), Master Class Rings(R), Nameosake(TM), and R. Johns(R). Generally, a trademark registration will remain in effect so long as the trademark remains in use by the registered holder and any required renewals are obtained. The Company also holds several patented ring designs, which yield a competitive advantage for the Company.

     The Company has non-exclusive licensing arrangements with numerous colleges and universities under which the Company has the right to use the name and other trademarks and logos of these schools on the Company's products. In addition, the Company has licensing agreements with certain major professional sports organizations. Management does not believe that there are any franchises or licenses the loss of which, individually, would have a material effect on the Company.

     In 1988 CJC Holdings, Inc., ArtCarved's former owner, granted to Lenox, Inc. a ten-year license to use the Keepsake(R), name for the sale of non-jewelry goods, with the prior written consent of CJC Holdings, Inc. This license is royalty-free, worldwide and exclusive for non-jewelry products. ArtCarved also has nonexclusive licensing arrangements with two manufacturers in Canada for the ArtCarved trademark and exclusive licensing arrangements for the ArtCarved(R) trademark to a retailer in Central America.

     Pursuant to the ArtCarved Purchase Agreement, the Company has succeeded to ArtCarved's rights and obligations under a Trademark License Agreement with JTW Industries, Inc. ("JTW"). JTW is controlled by Mr. J. T. Waugh, the former Chief Executive Officer of CJC. Pursuant to the Trademark License Agreement, JTW was granted the right to use the ArtCarved(R) trademark in connection with wedding rings, engagement rings and anniversary bands. The license granted under the Trademark License Agreement is perpetual and royalty free; provided, that upon
(i) a transfer of, or agreement to transfer, the license, (ii) a change of control of JTW, as a result of which Mr. Waugh and his affiliates no longer own at least a majority of the equity interests in JTW, (iii) the third anniversary of the death of Mr. Waugh, (iv) a sale or series of sales of equity of JTW as a result of which Mr. Waugh and his affiliates cease to own a majority of the equity of JTW, or (v) any act that would violate the Noncompetition Agreement described below, whether or not the term of such Noncompetition Agreement has expired, the Trademark License Agreement will terminate unless the parties agree to a royalty arrangement within 90 days, on terms and conditions satisfactory to the Company in its sole and absolute discretion. The Trademark License Agreement cannot be transferred without the Company's consent. As partial consideration for the Trademark License Agreement, JTW and certain affiliates have entered into a Noncompetition Agreement with ArtCarved, pursuant to which they have agreed not to enter the class rings and recognition and affinity businesses for a period of three years. Pursuant to the ArtCarved Acquisition, the Company has succeeded to ArtCarved's rights under the Noncompetition Agreement.

Employees

     As of March 31, 1997 the Company employed approximately 1,350 individuals. Approximately 950 of these employees are involved in manufacturing, operations and production support, 300 are involved in marketing and sales and the balance are employed in various administrative and data processing functions. Many employees engaged in manufacturing operations are highly-skilled technicians and craftsmen, and training times for these positions range from two weeks to four months.

     Other than the approximately 415 hourly production and maintenance employees (as of March 31, 1997) at the Austin, Texas manufacturing facility, no employees of the Company are represented by a labor union. The Austin workers are represented by the United Brotherhood of Carpenters and Joiners Union (the "Union"). There is currently no collective bargaining agreement in place, and the prior collective bargaining agreement expired in June, 1994. CJC was subject to a National Labor Relations Board order requiring it to negotiate in good faith with the Union. Such order may apply to the Company as a result of the Acquisitions. The Company has agreed to recognize the Union as the exclusive bargaining agent for all of the Company's Austin, Texas production and maintenance employees, and the Company and the Union are currently in negotiations for a new collective bargaining agreement. ArtCarved had not experienced any work stoppages or significant employee-related problems at its Austin, Texas manufacturing facility in the recent past. Management considers the relationship between the Company and all of its employees to be satisfactory.

     The Company employs two separate sales forces to support its in-store retail products and its on-campus products, with approximately 40 salespeople concentrating on in-store and approximately 30 full-time territory managers (supplemented by approximately 80 to 90 part-time representatives during peak buying seasons) concentrating on on-campus, respectively. The Company compensates its independent sales representatives servicing the high school in-school network on a commission basis, and most independent sales representatives receive an annual draw against commissions earned, although all expenses, including promotional materials made available by the Company, are the responsibility of the representative.

Properties

     The Company's headquarters are located in ArtCarved's existing facilities in Austin, Texas, which are being expanded to accommodate the manufacturing and administrative operations previously conducted at Balfour's jewelry plants in North Attleboro and Attleboro, Massachusetts. Pending consolidation of such operations, the

Company will lease or sublease these facilities from L.G. Balfour Company. The Company also maintains small sales offices in Mt. Lebanon, Pennsylvania; Sherman, Texas; and Kingwood, Texas.

     The Company's principal executive offices are located at 7211 Circle S Road, Austin, Texas 78745, and its telephone number is (512) 444-0571.

     The Company's properties as of March 31, 1997 are as set forth below.
The Company believes that all of its properties are well maintained and in good condition.

        Primary Use                         Location                     Approximate Size           Owned/Leased
        -----------                         --------                     ----------------           ------------

Administrative Offices        Austin, Texas                              20,000 Square Feet            Owned
Jewelry Manufacturing         Austin, Texas                              83,955 Square Feet            Owned
                              Juarez, Mexico                              6,800 Square Feet            Leased(1)
                              Attleboro, Massachusetts                   56,350 Square Feet            Leased(2)
                              North Attleboro, Massachusetts            101,422 Square Feet            Leased(3)
Fine Paper                    Louisville, Kentucky                      100,000 Square Feet            Leased
Warehouse Facilities          Austin, Texas                              50,000 Square Feet            Leased

(1) The Company currently leases this property on a month-to-month basis. On or about June 30, 1997, the Company anticipates relocating its Mexican operations from this facility to a new 20,000 square foot facility located in the city of Juarez in Chihuahua, Mexico. The Company has entered into a lease for the Juarez property which will expire seven years after the date the Company assumes occupancy of the facility with options to renew the lease for two additional one-year periods.

(2) This property is being leased directly from L.G. Balfour Company on a triple net basis. The lease will terminate on the earlier of September 30, 1997 and the date on which the Company vacates the relevant facility, unless the parties agree to extend the term.

(3) This property is being subleased from L.G. Balfour Company on terms substantially similar to L.G. Balfour Company's relevant overlease. The sublease will terminate on the earlier of September 30, 1997 and the date on which the Company vacates the relevant facility (except with respect to the manufacturing building, for which the sublease shall expire on the earlier of May 30, 1998 and the date on which the Company vacates such building, which Management expects will occur during the fiscal year ending August 30, 1997), unless the parties agree to extend the terms.


Legal Proceedings

     There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject. Each of ArtCarved and Balfour has in the past been subject to various legal proceedings arising in the ordinary course of business, none of which are expected to have a material adverse effect on the Company or any of its properties.

Competition

     The Company's businesses are highly competitive and the Company faces competition in each of its product lines. The Company seeks to compete on the basis of price, service, product quality, product development and marketing. While each of its product lines faces several strong competitors, the Company's principal competitors with respect to the full breadth of its product lines are Jostens, Inc. and Herff Jones, Inc. In the scholastic products business, there are three national competitors in the sale of both class rings and fine paper products (the Company, Jostens, Inc. and Herff Jones, Inc.), one additional national competitor in the sale of class rings (Gold Lance, Inc.), and certain additional competitors in the sale of fine paper products. An important competitive factor contributing to the success of the Company in generating sales through its in-school distribution channels will be its ability to recruit, train and maintain a high-quality sales force. In addition, the Company faces several regional competitors, which have been successful in the past at taking market share from the national competitors (including ArtCarved and Balfour).

                                   MANAGEMENT

Directors, Executive Officers and Certain Other Senior Officers

     The following table sets forth in alphabetical order each person who is an executive officer or director of the Company and each other person who is a senior officer of the Company as of March 31, 1997:

Name                                                        Position

Executive Officers and Directors:

     George E. Agle(1) ...............................      Chairman of the Board of Directors

     Jeffrey H. Brennan(2) ...........................      President, Chief Executive Officer and Director

     John K. Castle ..................................      Director

     Richard H. Fritsche(2) ..........................      Chief Financial Officer

     William J. Lovejoy ..............................      Director

     David B. Pittaway ...............................      Director

     Zane Tankel .....................................      Director

Senior Officers:

     Charlyn A. Cook .................................      Vice President-Manufacturing

     Parke H. Davis ..................................      Vice President-Retail Sales and Marketing

     Andrew J. McLean ................................      Vice President-Operations

     Donald J. Percenti ..............................      Vice President-On Campus Sales and Marketing

     R. Barry Shields ................................      Vice President-Specialty Products Sales and Marketing

----------
(1) Mr. Agle resigned as an Executive Officer as of March 31, 1997.
(2) Denotes Executive Officer.

     The Company is party to certain employment arrangements with respect to Mr. Agle and has entered into employment agreements with each of the other above-named executive and senior officers. For a description of the employment arrangements with respect to Messrs. Agle, Brennan and Fritsche (hereinafter, the "Named Executive Officers"), see "--Executive Compensation; Employment Agreements." No family relationship exists between any of the executive officers or between any of them and any director of the Company.

     George E. Agle (56) has been a director and Chairman of the Board of the Company since December 16, 1996, and served as an executive officer of the Company from December 16, 1996 to March 31, 1997. Prior thereto, Mr. Agle was President and Chief Executive Officer of Balfour from September 1994 through December 1996. Prior to that Mr. Agle was Vice President of Business Alliance Development at Scott Paper Company from September 1992 to August 1994. Prior to that, Mr. Agle was President and General Manager of Scott Paper Company Mexico. Mr. Agle was employed by Scott Paper Company in various capacities for 30 years.

     Jeffrey H. Brennan (53) has been President, Chief Executive Officer and a director of the Company since December 16, 1996, and prior thereto was President and Chief Executive Officer of CJC from September

1995 through December 1996. He also held the position of Chief Financial Officer of CJC from August 1988 and served as a director of CJC from December 1988 through December 1996. Before joining CJC in August 1988, Mr. Brennan served in various financial management positions with Baker Hughes Incorporated, a provider of oilfield service, supplies and equipment.

     John K. Castle (55) has been a director of the Company since December 16, 1996 and has been Chairman of Castle Harlan, Inc., a private merchant bank, since 1987. Mr. Castle is Chairman of Castle Harlan Partners II G.P., Inc., which is the general partner of the general partner of Castle Harlan Partners II, L.P., the Company's controlling stockholder. Immediately prior to forming Castle Harlan, Inc. Mr. Castle was President and Chief Executive Officer and a Director of Donaldson, Lufkin and Jenrette, Inc., one of the nation's leading investment banking firms. Mr. Castle is a director of UNC Inc., Sealed Air Corporation, Morton's Restaurant Group, Inc. and Oakley Insurance Group, Inc.; a Managing Director of Statia Terminals Group, N.V.; and a member of the corporation of the Massachusetts Institute of Technology. Mr. Castle is also a Trustee of the New York and Presbyterian Hospitals, Inc., the Whitehead Institute of Biomedical Research and New York Medical College (for 11 years serving as Chairman of the Board). Formerly, Mr. Castle was a Director of the Equitable Life Assurance Society of the United States.

     Richard H. Fritsche (51) has been Chief Financial Officer of the Company since December 16, 1996, and prior thereto was Vice President of Finance and Administration of Balfour from August 1994 through December 1996. From 1990 to 1994, Mr. Fritsche served as Vice President of Administration for the Holson Burnes Group, Inc.

     William J. Lovejoy (29) has been a director of the Company since December 16, 1996 and served as Secretary of CBI from April 1996 through December 16, 1996. Mr. Lovejoy is a Vice President of Castle Harlan, Inc., a private merchant bank, with which he has been associated since December 1994. From June to August of 1992 and from August of 1993 to November of 1994, Mr. Lovejoy was a management consultant at The Boston Consulting Group, Inc. From 1991 to 1993 he attended Harvard Business School, and prior to that worked as an analyst at Wasserstein Perella & Co., Inc. Mr. Lovejoy also serves as a director of Homestead Insurance Company.

     David B. Pittaway (45) has been a director of the Company since December 16, 1996 and was President, Treasurer and the sole director of CBI from April 1996 through December 16, 1996. Mr. Pittaway has been Vice President and Secretary of Castle Harlan, Inc., a private merchant bank, since February 1987 and Managing Director since February 1992. Mr. Pittaway is Secretary and an executive officer of Castle Harlan Partners II G.P., Inc., which is the general partner of the general partner of Castle Harlan Partners II, L.P., the Company's controlling stockholder. Mr. Pittaway has been Vice President and Secretary of Branford Castle, Inc., an investment company, since October 1986; Vice President, Chief Financial Officer and a director of Branford Chain, Inc., a marine wholesale company, since June 1987; a director of Morton's Restaurant Group, Inc., a public restaurant company; a Managing Director of Statia Terminals Group, N.V., a holder of marine terminals; and a director of McCormick & Schmick Holding Corp., a privately-held restaurant holding company. Prior to 1987, Mr. Pittaway was Vice President of Strategic Planning and Assistant to the President of Donaldson Lufkin & Jenrette, Inc. from 1985.

     Zane Tankel (56) has been a director of the Company since December 16, 1996 and has been Chairman and Chief Executive Officer of Zane Tankel Consultants, Inc., a sales company, since 1990. In 1994, Mr. Tankel formed Apple Metro, Inc., a restaurant franchisee for the New York metropolitan area, for the franchisor Applebee's Neighborhood Grill & Bar. He is presently Chairman and Chief Executive Officer of Apple Metro, Inc. In 1995, Mr. Tankel was elected chairman of the Federal Law Enforcement Foundation, which aids the federal law enforcement community in times of crisis, and was elected to the Board of Directors of the Metropolitan Presidents Organization, the New York chapter of the World Presidents Organization, with which Mr. Tankel has been associated since 1977. Mr. Tankel is also on the advisory board to the Boys Choir of Harlem and, in 1987, Mr. Tankel served on the Board of Directors of Beverly Hills Securities Corporation, a wholesale mortgage brokerage company, until its sale in January 1994. In addition, Mr. Tankel founded Saga Communications, Inc. in 1988.

     The following individuals serve as Senior Officers of the Company:

     Charlyn A. Cook (48) has been Vice President--Manufacturing of the Company since December 16, 1996 and prior thereto was President--Manufacturing Division of CJC from December 1989 through December 1996. From the formation date of CJC in April 1988 until December 1989, she was Vice President--Operations. Ms. Cook was one of the founding employees of R. Johns Ltd., the predecessor company of CJC. She also served as a director of CJC from April 1988 until March 1996. Prior to joining R. Johns, she was employed in administrative operations at John Roberts, Inc.

     Parke H. Davis (54) has been Vice President--Retail Sales and Marketing since December 16, 1996, and prior thereto was President--Class Ring Division of CJC for more than the past three years and previously served as President--Keepsake Division and President--College Class Ring Sales. Mr. Davis has been involved in class ring sales and marketing since his employment with CJC and its predecessor in 1965.

     Andrew J. McLean (49) has been Vice President--Operations since December 16, 1996, and prior thereto was Vice-President of Operations of Balfour from March 1992 through December 1996. Prior to that, he was Operations Manager--EPG and Ring Plant Manager from 1990 through 1992.

     Donald J. Percenti (40) has been Vice President--On Campus Sales and Marketing since December 16, 1996, and prior thereto was Vice President of Sales and Marketing for scholastic products of Balfour from September 1991 through December 1996. Prior to that, Mr. Percenti was employed by Balfour in various capacities since 1977.

     R. Barry Shields (38) has been Vice President--Specialty Products Sales and Marketing since December 16, 1996, and prior thereto was Vice President, Sales and Marketing, Consumer Products Group of Balfour from January 1994 through December 1996. Prior to that, Mr. Shields was Director of Direct Response Marketing since December 1992. From July 1989 to November 1992 Mr. Shields served as Director of Marketing of Color Me Beautiful Cosmetics.

     The Board of Directors has established two committees, a Compensation Committee and an Audit Committee. The Compensation Committee reviews general policy matters relating to compensation and benefits of employees and officers of the Company. The Audit Committee recommends the firm to be appointed as independent accountants to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accounts the Company's interim and year-end operating results, considers the adequacy of the internal controls and audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The Compensation Committee consists of Messrs. Castle and Pittaway and the Audit Committee consists of Messrs. Pittaway and Lovejoy.

Compensation of Directors

     Except as set forth below, Directors are not provided with any compensation for their services other than the reimbursement of expenses associated with attending meetings of the Board of Directors or any committee thereof. For a description of certain employment arrangements with Messrs. Agle and Brennan, see "--Executive Compensation; Employment Agreements."

     The Company has entered into indemnification agreements with its directors that, among other things, require the Company to indemnify the directors to the fullest extent permitted by law, and to advance to the directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company has also agreed to indemnify and advance all expenses incurred by directors seeking to enforce their rights under the indemnification agreements, and to cover directors under the Company's directors' and officers' liability insurance.

     The Company has entered into a Management Agreement with Castle Harlan, Inc. pursuant to which Castle Harlan, Inc. has agreed to provide business and organizational strategy, financial and investment management and merchant and investment banking services to the Company, for which the Company will pay Castle Harlan, Inc. $1.5 million per year for an initial term of ten years and thereafter automatically renewable for additional year terms unless the Castle Harlan Group then owns less than 5% of the Company's outstanding stock. See "Certain Relationships and Related Transactions." Mr. Castle is the Chairman and majority stockholder of Castle Harlan, Inc. and Mr. Pittaway is Vice President and Secretary of Castle Harlan, Inc.

Compensation Committee Interlocks and Insider Participation

     No member of the Compensation Committee is or will be an employee of the Company. There are no compensation committee interlocks (i.e., no executive officer of the Company serves as a member of the board of directors or the compensation committee of another entity which has an executive officer serving on the Board or the Compensation Committee).

Executive Compensation; Employment Agreements

     Pursuant to the Balfour Purchase Agreement, the Company agreed to employ Mr. Agle at an annual base salary of $300,000, plus a bonus of $50,000 payable under certain circumstances. In addition, the Company agreed to assume certain of Balfour's obligations under Mr. Agle's employment agreement with Balfour to pay Mr. Agle a severance payment equal to 18 months of his yearly salary payable on a monthly basis in the event he voluntarily terminates employment with the Company under certain circumstances or is terminated without cause. Mr. Agle's employment by the Company was terminated as of March 31, 1997, whereupon Mr. Agle was paid a $50,000 bonus and the Company commenced making such severance payments to Mr. Agle in accordance with the foregoing.

     The Company has entered into an employment agreement with Jeffrey H. Brennan, effective as of December 16, 1996, pursuant to which Mr. Brennan will serve as Chief Executive Officer of the Company at an annual base salary of $190,000 per year for an initial term of four years, which will automatically be extended for additional year terms on December 15 of each succeeding year thereafter unless earlier terminated by the Company by not less than 60 days' prior notice. Mr. Brennan will be entitled to participate in all employee benefit plans and programs (including any incentive bonus plans and incentive stock option plans) maintained by the Company from time to time for the benefit of its employees. In addition, Mr. Brennan's employment agreement provides that, in the event Mr. Brennan's employment is terminated by the Company without Cause (as defined) or by Mr. Brennan with Good Reason (as defined), Mr. Brennan will be entitled to receive bi-weekly severance payments during the two-year period following his termination in an amount equal to the average of his bi-weekly base compensation in effect within the two years preceding his termination. Mr. Brennan has agreed not to compete with the Company in the United States for a period of one year after the termination of his employment under his employment agreement.

     The Company has entered into an employment agreement with Richard H. Fritsche, effective as of December 16, 1996, pursuant to which Mr. Fritsche will serve as an executive of the Company at an annual base salary of $115,000 per year for an initial term of three years, which will automatically be extended for additional year terms on December 15 of each succeeding year thereafter unless earlier terminated by the Company by not less than 60 days' prior notice. The Company also has agreed to pay Mr. Fritsche a $50,000 bonus if Mr. Fritsche remains employed by the Company through December 15, 1997, or if his employment is earlier terminated by the Company without Cause (as defined) or by Mr. Fritsche with Good Reason (as defined), in each case subject to approval by the Board of Directors of the Company based on his performance during such time. Mr. Fritsche will be entitled to participate in all employee benefit plans and programs (including any incentive bonus plans and incentive stock option plans) maintained by the Company from time to time for the benefit of its employees. In addition, Mr. Fritsche's employment agreement provides that in the event Mr. Fritsche's employment is terminated by the Company without Cause (as defined) or by Mr. Fritsche with Good Reason (as defined), Mr. Fritsche will be entitled to receive bi-weekly severance payments during the 18-month period following his termination in an amount equal to the average of his bi-weekly base compensation in effect within the two years preceding his termination. Mr. Fritsche has agreed not to compete with the Company in the United States for a period of one year after the termination of his employment under his employment agreement.

Management Options

     The Board of Directors of the Company is considering establishing an option plan for its Management, pursuant to which it will grant performance-based options representing up to 15% of the capital stock of the Company on a fully-diluted basis (after giving effect to the issuance of the shares of capital stock underlying such options) to those employees whose performance is expected to contribute significantly to the long-term strategic performance and growth of the Company. The Compensation Committee would monitor any such plan.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's voting securities as of March 31, 1997 with respect to (i) each person or entity who is the


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

beneficial owner of more than 5% of the Company's voting securities, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers as a group.

                                                                                         Number of      Percentage
                                                          Number of     Percentage       Shares of       of Total
                                                          Shares of      of Total         Series B       Series B
    Name and Address of Beneficial Owner(1)             Common Stock  Common Stock      Preferred        Preferred
-----------------------------------------------------  --------------  ------------     ------------    ------------
Castle Harlan Partners II, L.P.(2)...................     332,027            88.5        332,027             88.5
Castle Harlan Offshore Partners, L.P.(2)(3)..........      21,878             5.8         21,878              5.8
John K. Castle(2)(3)(4)..............................     375,000           100.0        375,000            100.0
William J. Lovejoy(2)................................          --             *               --              *
David B. Pittaway(2).................................         469             *              469              *
Zane Tankel(2).......................................          --             *               --              *
George Agle(5).......................................          --             *               --              *
Jeffrey H. Brennan(5)................................          --             *               --              *
Richard H. Fritsche(5)...............................          --             *               --              *
Directors and executive officers as a group(5).......     375,000           100.0        375,000            100.0

* Denotes beneficial ownership of less than one percent of the class of capital stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite of such stockholder's name.

(2) The address for each such stockholder or director identified above is c/o Castle Harlan, Inc., 150 East 58th Street, New York, New York 10155.

(3) Affiliates of CHP II include Castle Harlan Offshore Partners, L.P. ("Offshore"), Dresdner Bank AG, Grand Cayman Branch Managed Account (the "Managed Account") and certain limited partners of the sole general partner of CHP II. Castle Harlan, Inc. acts as the investment manager for CHP II, Offshore and the Managed Account, pursuant to separate investment management agreements. Castle Harlan Associates, L.P. ("CHALP") is the sole general partner of each of CHP II and Castle Harlan Offshore Partners, L.P., and therefore may be deemed to be a beneficial owner of the shares owned by each of those two partnerships. Castle Harlan Partners II GP, Inc. is the sole general partner of CHALP, and therefore may be deemed to be a beneficial owner of the shares owned by CHALP. Castle Harlan, Inc. is the investment manager for each of CHP II, Offshore and the Managed Account (the owner of 18,551 shares of common stock and 18,551 shares of Series B Preferred Stock representing 4.95% of the total outstanding common stock and 4.95% of the total Series B Preferred Stock, respectively) ,and therefore may be deemed to be a beneficial owner of the shares owned by such entities.

(4) John K. Castle is a director of the Company and is the controlling stockholder of Castle Harlan Partners II G.P., Inc., the general partner of the general partner of CHP II, and as such may be deemed to be a beneficial owner of the shares owned by CHP II and its affiliates. Mr. Castle disclaims beneficial ownership of such shares in excess of his proportionate partnership share. In addition, Mr. Castle serves as voting trustee under a voting trust holding 3,544 shares of Common Stock and 3,544 shares of Series B Preferred (which amounts are included in the numbers set forth above) and as such may be deemed to be a beneficial owner of the shares held in such voting trust. The record holders of such shares consist of certain limited partners of CHALP and a corporate entity of which Mr. Castle is Chairman, Chief Executive Officer and principal stockholder. Mr. Castle disclaims beneficial ownership of such shares.

(5) The address for each individual identified above is c/o Commemorative Brands, Inc., 7211 Circle S Road, Austin, Texas 78745.

     CBI was formed during March 1996 by CHP II, for the purpose of effecting the Acquisitions. CHP II is a private equity investment partnership formed in February 1992 and managed by Castle Harlan, Inc., the New York merchant bank (the "Manager"), CHP II's capital is funded by corporate pension funds, college endowments, foundations and individual investors. The Manager also acts as investment manager for Castle Harlan Offshore Partners, L.P., a private equity investment partnership formed by it, and acts as the investment manager under a managed account formed by Dresdner Bank, AG, Grand Cayman Branch, the Cayman Islands branch of a German banking corporation.

     The Manager was founded by John K. Castle, former President and Chief Executive Officer of Donaldson, Lufkin & Jenrette, the investment banking firm, and Leonard M. Harlan, founder and former Chairman of The Harlan Company, a diversified real estate and corporate advisory firm.

     In accordance with a subscription agreement entered into by the Company and the members of the Castle Harlan Group in conjunction with the consummation of the Transactions, the Company granted to the Castle Harlan Group certain registration rights with respect to the shares of its capital stock owned by the Castle Harlan Group, pursuant to which the Company agreed, among other things, to effect the registration of such shares under the Securities Act at any time at the request of the Castle Harlan Group and granted to the Castle Harlan Group unlimited piggyback registration rights on certain registrations of shares by the Company. Castle Harlan, Inc. acts as the investment manager for certain members of the Castle Harlan Group pursuant to separate investment management agreements, and Mr. Castle acts as voting trustee with respect to the securities of the Company held by the remaining members of the Castle Harlan Group.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company entered into a Management Agreement, dated December 16, 1996, with Castle Harlan, Inc., as Manager, pursuant to which the Manager agreed to provide business and organizational strategy, financial and investment management and merchant and investment banking services to the Company upon the terms and conditions set forth therein. As compensation for such services, the Company will pay the Manager $1.5 million per year, which amount has been paid in advance for the first year and is payable quarterly in arrears thereafter. The agreement is for a term of 10 years, renewable automatically from year to year thereafter unless the Castle Harlan Group then owns less than 5% of the then outstanding capital stock of the Company. The Company has agreed to indemnify the Manager against liabilities, costs, charges and expenses relating to the Manager's performance of its duties, other than such of the foregoing resulting from the Manager's gross negligence or willful misconduct. The Indenture prohibits payment of the Management Fee in the event of a default by the Company in the payment of principal, Redemption Price, Purchase Price (as defined in the Indenture), interest, or Liquidated Damages (if any) on the Notes.

                                THE ACQUISITIONS

The ArtCarved Acquisition

     CBI entered into the ArtCarved Purchase Agreement with CJC as of May 20, 1996, as amended as of November 21, 1996 and December 16, 1996, for the acquisition by CBI of ArtCarved. In consideration for ArtCarved, CBI paid CJC in cash the sum of $97.8 million plus an amount equal to the Adjusted Working Capital (as defined in the ArtCarved Purchase Agreement) of ArtCarved as of the closing date. Based upon an estimated Adjusted Working Capital of $17.0 million, the ArtCarved Purchase Price was approximately $114.8 million, subject to adjustment upon final determination of the Adjusted Working Capital. In addition, CBI assumed certain liabilities of ArtCarved, including liabilities included in the determination of Adjusted Working Capital and certain liabilities relating to the employees to be employed by CBI.

     The ArtCarved Purchase Agreement contains customary representations, warranties and covenants. CBI and CJC have also indemnified one another for certain breaches of representations (which breaches are discovered by March 31, 1997) or covenants. No claims under the indemnity may be asserted by CBI or CJC against the other party unless such claims exceed $100,000 in the aggregate, in which event the indemnitor shall only be obligated to indemnify for the amount of such claims in excess of such amount. In addition, CJC's indemnification obligations are limited to a $3.0 million escrow account at Texas Commerce Bank, which will remain in place through March 31, 1997.

The Balfour Acquisition

     CBI entered into the Balfour Purchase Agreement with Town & Country, L.G. Balfour Company and Gold Lance, Inc. (another subsidiary of Town & Country, "Gold Lance") as of May 20, 1996, as amended and restated as of November 21, 1996 and December 16, 1996, for the acquisition by CBI of Balfour. In consideration for Balfour, CBI paid Town & Country and L.G. Balfour Company in cash the aggregate sum of $23.8 million plus an amount equal to the Adjusted Working Capital (as defined in the Balfour Purchase Agreement) of Balfour as of the closing date. In addition, CBI purchased the Balfour Gold for the Balfour Gold Purchase Price. Based upon an estimated Adjusted Working Capital of Balfour of $23.6 million, the Balfour Purchase Price was approximately $47.4 million, subject to adjustment upon final determination of the Adjusted Working Capital. In addition, CBI assumed certain liabilities of Balfour, including liabilities included in the determination of Adjusted Working Capital, certain liabilities relating to the employees to be assumed by CBI and an accumulated benefit obligation of $5.5 million related to the unfunded Balfour postretirement medical benefits plan.

     Originally, the Balfour Purchase Agreement contemplated that CBI would acquire the assets (and assume certain liabilities) of Gold Lance as well. The agreement was subsequently amended following the determination of the FTC that it would not grant its consent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if the Balfour Acquisition included such assets. Pursuant to the Final Order, CBI has agreed, among other things, not to acquire any assets of or interest in Gold Lance, another class ring manufacturing subsidiary of Town & Country, the assets of which CBI had originally contracted to buy together with Balfour. Also pursuant to the Final Order, Town & Country and Gold Lance agreed, among other things, not to sell any assets to or acquire any interest in CBI, other than the sale of the Balfour assets to CBI on the terms set forth in the Balfour Purchase Agreement. In accordance with the Balfour Purchase Agreement $14.0 million of the Balfour Purchase Price was originally paid into escrow pending receipt of the Final Order. Following receipt of the Final Order on December 20, 1996, such funds were paid to Town & Country.

     The Balfour Purchase Agreement contains customary representations, warranties and covenants. CBI, on the one hand, and Town & Country and L.G. Balfour Company, on the other hand, have also indemnified one another for certain breaches of representations (which breaches are discovered in a limited survival period, generally 15 months) or covenants. No claims under the indemnity may be asserted by CBI or Town & Country against the other party unless such claims exceed $150,000 in the aggregate, in which event the indemnitor shall only be obligated to indemnify for the amount of such claims in excess of such amount, and in no event shall an indemnifying party be liable to indemnify the other party for any amounts in excess of $7.5 million. If a petition under bankruptcy laws is filed by or against, or a receiver, fiscal agent or similar officer is appointed by a court for the business or property of, Town & Country or L.G. Balfour Company, there can be no assurance that the Company would be able to collect any amounts determined to be due to it by Town & Country or L.G. Balfour Company pursuant to such indemnities.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 750,000 shares of preferred stock, par value $.01 per share, and 750,000 shares of common stock, par value $.01 per share. The Company's Certificate of Incorporation, as amended, authorizes the Board of Directors (without stockholder approval) to, among other things, issue classes of preferred stock from time to time in one or more series, each series to have such designations, voting powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon as shall be stated in the resolutions providing for the issue thereof by the Board of Directors of the Company. As of the date hereof, the Company has authorized 100,000 shares of Series A Preferred and 375,000 shares of Series B Preferred, all of which are issued and outstanding. All of the outstanding shares of the Series A Preferred and Series B Preferred were initially purchased by the Castle Harlan Group as part of the Castle Harlan Investment. The shares of the Series A Preferred held by the Castle Harlan Group were subsequently sold by it to an unrelated third party.

     The following summary of the terms of the Company's capital stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Certificate of Incorporation, as amended, of the Company, a copy of which has been filed as an exhibit to the Registration Statement. See "Available Information,"

     Series A Preferred Stock ("Series A Preferred")

     Dividends. Dividends on the Series A Preferred are payable in cash, when, as and if declared by the board of directors of the Company, commencing on January 31, 1997, on a quarterly basis, and accrue cumulatively at a rate per annum of 12%, whether or not such dividends have been declared and whether or not there shall be surplus, net profits, or the assets of the Company legally available for the payment of dividends. All such dividends declared shall be paid pro rata to the holders entitled thereto. Accrued and unpaid dividends do not bear interest or dividends. Pursuant to the terms of the Indenture, dividends on the Series A Preferred may not be paid until the Fixed Charge Coverage Ratio (as defined) for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such dividend payment is made would have been at least 2.25 to 1, determined on a pro forma basis (including a pro forma application of such dividend payment), as if the dividend payment had been made at the beginning of such four-quarter period. See "Description of Notes--Certain Covenants; Restricted Payments." Pursuant to the terms of the Bank Credit Facility, dividends on the Series A Preferred may not be paid unless the Company shall have had, for the period of the four consecutive fiscal quarters most recently ended prior to the payment of any such dividend, a ratio of Consolidated EBITDA (as defined in the Bank Credit Agreement) to Consolidated Total Interest Expense (as defined in the Bank Credit Agreement) equal to at least 2.25 to 1.0 and no Event of Default (as defined) under the Bank Credit Facility shall have occurred and be continuing or would result from the making of such dividend. See "Description of the Bank Credit Facility."

     Redemption and Liquidation. The Series A Preferred is not subject to mandatory redemption. The Series A Preferred is redeemable at any time at the option of the Company. However, pursuant to the terms of the Indenture, the Company may not redeem the Series A Preferred (a) unless such redemption is for at least $2.0 million and (b) until the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such redemption is made would have been at least 2.5 to 1, determined on a pro forma basis (including a pro forma application of such redemption), as if the redemption had been made at the beginning of such four-quarter period. See "Description of Notes--Certain Covenants; Restricted Payments." The Bank Credit Facility prohibits the redemption of any shares of Series A Preferred except in connection with certain permitted replacements or refinancings of the Series A Preferred. See "Description of the Bank Credit Facility." Subject to the foregoing, the Company may redeem all or any portion of the Series A Preferred at its liquidation value of $100 per share, plus accrued and unpaid dividends thereon, if any, to the date fixed for redemption. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred will receive payment of the liquidation value of $100 per share plus all accrued and unpaid dividends thereon, if any, in full, prior to the payment of any distributions to the holders of the Series B Preferred or the holders of the Common Stock of the Company.

     Restrictions on Payment of Other Dividends and Redemptions. So long as any shares of the Series A Preferred remain outstanding, the Company may not declare, pay or set aside for payment dividends or other distributions with respect to, or redeem or otherwise repurchase any shares of, the Series B Preferred or any other shares of capital stock of the Company ranking, as to dividend rights and rights upon liquidation, dissolution or winding up, junior to the Series A Preferred, other than dividends payable in Common Stock or in another stock ranking junior to the Series A Preferred as to dividend rights and rights on liquidation, dissolution and winding up and other than redemptions or repurchases of shares of Common Stock or other capital stock of the Company issued to or held by any officer, director, employee, independent sales representative or agent of the Company or its subsidiaries (including, without limitation, any former officer, director, employee, independent sales representative or agent of the Company or its subsidiaries) or any employee stock ownership plan or similar trust for the account of any such person.

     Voting. Except as set forth below, the holders of shares of Series A Preferred are not entitled to voting rights. The Company shall not amend, alter or repeal any of the provisions of its Certificate of Incorporation or Bylaws, or merge with or into or consolidate with any other entity, in any case so as to affect adversely any of the preferences, rights, powers or privileges of the Series A Preferred or the holders thereof, without first obtaining the approval of at least a majority of the outstanding shares of Series A Preferred voting separately as one class.

     Series B Preferred Stock ("Series B Preferred")

     Dividends. No dividends shall accrue on the Series B Preferred. Dividends on the Series B Preferred shall be payable when, as and if declared by the Company's Board of Directors out of funds legally available therefor.

     Redemption and Liquidation. The Series B Preferred is non-redeemable. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred will receive payment of the liquidation value of $100 per share plus all accrued and unpaid dividends thereon, if any, in full, prior to the payment of any distributions to the holders of the Common Stock of the Company or any other class of stock of the Company junior to the Series B Preferred, but only to the extent that the liquidation preference (plus all accrued and unpaid dividends, if any) of the Series A Preferred and any other class of stock ranking senior to the Series B Preferred has been paid to the holders thereof.

     Restriction on Payment of Other Dividends. The Company may not declare, pay or set aside for payment any dividends or distributions (other than dividends payable in Common Stock or in another stock ranking junior to the Series B Preferred as to dividend rights and rights on liquidation, dissolution and winding up) on any Common Stock or other shares of capital stock ranking junior to the Series B Preferred so long as any shares of Series B Preferred remain outstanding.

     Voting. The holders of shares of Series B Preferred are entitled to one vote per share, voting together with the holders of the Common Stock on all matters presented to stockholders generally. The Company may not amend, alter or repeal any of the provisions of its Certificate of Incorporation or Bylaws, or merge with or into or consolidate with any other entity, in any case so as to affect adversely any of the preferences, rights, powers or privileges of the Series B Preferred or the holders thereof, without first obtaining the approval of at least a majority of the outstanding shares of Series B Preferred voting separately as one class.

     Common Stock

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and shall vote together as a class with the holders of the Series B Preferred.

     Dividends may be paid on the Common Stock, when and as declared by the Board of Directors out of funds legally available therefor. The Company does not expect to pay dividends on the Common Stock in the foreseeable future.

     Common Stock Purchase Warrants.

     The Company has issued Warrants, initially exercisable to purchase an aggregate of 21,405 shares of Common Stock (or an aggregate of approximately 5.4% of the outstanding shares of Common Stock on a fully-diluted basis), at an initial exercise price of $6.67 per share, at any time on or after December 16, 1997, and on or before January 31, 2008.

     In accordance with a subscription agreement entered into by the Company and the members of the Castle Harlan Group, the Company granted to the Castle Harlan Group certain registration rights with respect to the shares of capital stock owned by the Castle Harlan Group, pursuant to which the Company agreed, among other things, to effect the registration of such shares under the Securities Act of 1933, as amended, at any time at the request of the Castle Harlan Group and granted to the Castle Harlan Group unlimited piggyback registration rights on certain registrations of shares of capital stock by the Company.

                     DESCRIPTION OF THE BANK CREDIT FACILITY

     The following summarizes certain provisions of the bank credit agreement governing the Bank Credit Facility (the "Bank Credit Agreement"), which was entered into as of December 16, 1996, by and among the Company, as borrower, The First National Bank of Boston ("FNBB") and Rhode Island Hospital Trust National Bank ("RIHT", and together with FNBB, as agents, the "Agents") and the financial institutions party thereto. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Bank Credit Agreement, including all of the definitions therein of terms not defined in this Prospectus. The Bank Credit Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     General. The Bank Credit Facility consists of a senior secured credit facility of up to $60,000,000, including (i) a $25,000,000 term loan facility (the "Term Loan Facility"), (ii) a $25,000,000 revolving credit facility (with a letter of credit sublimit of $5,000,000) (the "Revolving Credit Facility") and
(iii) a $10,000,000 gold consignment and revolving credit facility (the "Gold Facility", and together with the Revolving Credit Facility, the "Revolving Credit and Gold Facilities"), for the purpose of financing, in part, the Acquisitions, and to support the ongoing working capital requirements of the Company.

Term Loan Facility

     The Term Loan Facility matures on December 16, 2003. The Company may prepay the Term Loan at any time, except that any repayment of any portion of the Term Loan bearing interest at the Eurodollar Rate may only be repaid on the last day of the Interest Period relating thereto. The Company must repay the Term Loan in 28 consecutive quarterly installments, commencing March 31, 1997, as follows:

                                   Quarterly                     Annual
      Year                          Amount                       Amount
    -------                    --------------                  ----------
        1                      $      125,000                  $  500,000
        2                      $      250,000                  $1,000,000
        3                      $      375,000                  $1,500,000
        4                      $      500,000                  $2,000,000
        5                      $      750,000                  $3,000,000
        6                      $    2,000,000                  $8,000,000
        7                      $    2,250,000                  $9,000,000

The final installment of principal of the Term Loan is due and payable on December 16, 2003.

     In addition, subject to certain exceptions set forth in the Bank Credit Agreement, the Company must make mandatory prepayments of the Term Loan in an amount equal to (i) 100% of the net proceeds received from the sale or disposition of assets of the Company (other than sales of inventory in the ordinary course of business or other asset sales and dispositions to the extent the net proceeds received do not exceed $500,000 during the period prior to the first anniversary of the closing date, and do not exceed $250,000 in any corresponding one-year period thereafter), (ii) 100% of net proceeds received from the issuance of equity of the Company until certain conditions are met, and
(iii) 50% of Consolidated Excess Cash Flow (as defined).

Revolving Credit and Gold Facilities

     Availability under the Revolving Credit Facility and the Gold Facility is subject to a borrowing base limitation (the "Borrowing Base") based on the aggregate of certain percentages of Eligible Receivables (as defined) and

Eligible Inventory (as defined) of the Company. If the aggregate amount of loans and other extensions of credit under the Revolving Credit Facility and the Gold Facility exceeds the Borrowing Base, the Company must immediately prepay or cash collateralize its obligations under the Revolving Credit Facility to the extent of such excess.

     The Gold Facility consists of (a) a purchase and consignment facility, pursuant to which the RIHT, as gold agent, on behalf of the lenders under the Gold Facility, will purchase amounts of gold inventory of the Company and consign such amounts to the Company, (b) a consignment facility, pursuant to which the gold agent, on behalf of the lenders under the Gold Facility, will obtain and consign amounts of gold to the Company and (c) a revolving loan facility. The obligation of any Gold Bank to lend to the Company pursuant to the Gold Facility is subject to the condition that, among other things, such Gold Loan will not cause the aggregate amount of outstanding Gold Loans by such Gold Bank to exceed such Gold Bank's Gold Commitment, minus such Gold Bank's percentage of the fair market value of Consigned Precious Metal outstanding. The obligation of the Gold Agent to make any gold consignment pursuant to the Gold Facility is subject to the condition that, among other things, the fair market value of gold consigned by the Gold Agent to the Company shall not exceed 95% multiplied by the fair market value of the sum of (i) gold consigned by the Gold Agent to the Company, plus (ii) gold owned by the Company.

     The outstanding principal of each loan under the Bank Credit Facility will bear interest at a rate per annum equal to (a) the Base Rate plus (i) 1.25% per annum, in the case of loans under the Revolving Credit and Gold Facilities, and
(ii) 1.75% per annum, in the case of the Term Loan Facility, or (b) at the option of the Company (but subject to certain specified conditions), the reserve adjusted Eurodollar Rate plus (i) 3.0% per annum in the case of borrowings under the Revolving Credit and Gold Facilities and (ii) 3.50% in the case of Term Loan Facility. The applicable interest rate margins will be subject to up to two decreases in 25 basis point increments after the first year following the closing date if the Company meets and maintains certain leverage and interest coverage ratios. If any payment event of default occurs, the interest rates and consignment fees will be increased by 2% above the then applicable rate for each Facility.

     Outstanding consigned or purchased and consigned gold under the Gold Facility shall accrue a daily consignment fee at a rate determined by the Gold Agent plus 3.0% per annum, payable monthly in arrears, or, at the Borrower's option, at a rate equal to (a) the greater of (i) the reserve adjusted Eurodollar Rate minus the average of rates quoted to the Gold Agent as the London Interbank Bullion Rates as displayed on Reuter's gold loan screen or, if Reuter's gold loan screen is not available, as set by the Gold Agent for gold forwards for such period and (ii) zero, plus (b) 3.0% per annum.

     In addition to the interest charges described above, the Company will pay to the applicable Agent (i) for the account of the Dollar Banks, a commitment fee on the unused portion of the Revolving Credit Facility of 1/2% per annum;
(ii) for the account of the Gold Banks, a commitment fee on the unused portion of the Gold Facility of 1/2% per annum; and (iii) a letter of credit fee equal to (a) for standby letters of credit, a rate per annum equal to the Eurodollar rate margin applicable to Loans under the Revolving Credit Facility then in effect, and (b) for documentary letters of credit, a per annum rate equal to the Eurodollar rate margin applicable to loans under the Revolving Credit Facility then in effect, less 1%.

     Repayment. The Revolving Credit and Gold Facilities may be borrowed, repaid and reborrowed from time to time until five years after the closing date of the Bank Credit Facility, subject to certain conditions on the date of any such borrowing. Amounts of principal repaid on the Term Loan Facility may not be reborrowed.

     Security. The Bank Credit Facility is secured by a first priority lien on substantially all assets of the Company, including all accounts receivable, inventory, equipment, general intangibles, real estate, buildings and improvements and the outstanding stock of its subsidiaries. The Company's U.S. subsidiary, CBI North America, Inc., has guaranteed the Company's obligations and granted a similar security interest.

     Covenants. The Bank Credit Agreement contains certain customary affirmative and negative covenants, including, among other things, requirements that the Company (i) periodically deliver certain financial information (including monthly borrowing base, consigned metal and receivables aging reports), (ii) not merge or make certain
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

asset sales, (iii) not permit certain liens to exist on its assets, (iv) not incur additional debt or liabilities except as may be permitted under the terms of the Bank Credit Agreement, (v) not make capital expenditures in excess of Fimits set forth in the Bank Credit Agreement, (vi) not declare or make certain dividend payments, (vii) not make certain investments or consummate certain acquisitions, (viii) not enter into any consignment transactions as consignee (except for deliveries of diamonds), (ix) not create a new subsidiary, (x) not establish any new bank account, and (xi) establish concentration accounts with FNBB and direct all of its depositary banks to transfer all amounts deposited (on a daily basis) to such concentration accounts (for application in accordance with the Bank Credit Agreement). Most of the covenants apply to the Company and its subsidiaries.

     In addition, the Company must comply with certain financial covenants, including maintaining a specified minimum interest coverage ratio of Consolidated EBITDA to Consolidated Interest Expense, maximum Consolidated Senior Funded Debt to Consolidated EBITDA and minimum Consolidated EBITDA (as those terms are defined in the Bank Credit Agreement) in amounts set forth in the Bank Credit Agreement.

     Events of Default. The Bank Credit Agreement contains certain customary events of default, including nonpayment, misrepresentation, breach of covenant, bankruptcy, ERISA, judgments, change of control and cross defaults. In addition, the Bank Credit Agreement provides that it shall be an Event of Default if the Company or any of its subsidiaries (other than its Mexican subsidiary) shall be enjoined or restrained from conducting any material part of its business for more than 30 days.

                              DESCRIPTION OF NOTES

     The Exchange Notes will be issued under the Indenture, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus constitutes a part. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of certain terms and provisions of the Indenture and the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act. The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon such person's written or oral request, copies of the Indenture and the Registration Rights Agreement. Any such request should be delivered to the Company, 7211 Circle S Road, Austin, Texas 78745 (telephone number (512) 444-0571), Attention: Secretary. In addition, definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions."

     On December 16, 1996, the Company issued $90,000,000 aggregate principal amount of Initial Notes under the Indenture. The terms of the Exchange Notes are identical in all material respects to the Initial Notes, except for certain transfer restrictions and registration and other rights relating to the exchange of the Initial Notes for the Exchange Notes. The Trustee will authenticate and deliver Exchange Notes for original issue only in exchange for a like principal amount of Initial Notes. Any Initial Notes that remain outstanding after the consummation of the Exchange Offer will be entitled to vote or consent on all matters, together with the Exchange Notes, as a single class of securities under the Indenture.

General

     The aggregate principal amount of the Notes that may be issued under the Indenture is limited to $90.0 million. The Notes mature on January 15, 2007, and bear interest at a rate of 11% from the date of original issuance of the Initial Notes (or from the most recent date to which interest has been paid), payable semi-annually on January 15 and July 15 of each year, commencing on July 15, 1997, to holders of record at the close of business on the January 1 or July 1 immediately preceding such interest payment date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.


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

     The Notes will rank junior in right of payment to all Senior Indebtedness, including borrowings under the Bank Credit Facility. Borrowings under the Bank Credit Facility are secured by substantially all of the Company's assets, including the capital stock of the Company's existing and future Subsidiaries, and will be guaranteed by all such Subsidiaries, which guarantees will be secured by substantially all of such Subsidiaries' assets. The Notes will rank pari passu in right of payment with all senior subordinated Indebtedness of the Company issued in the future (if any) and senior in right of payment to all other subordinated Indebtedness of the Company issued in the future, if any. As of December 16, 1996, the Company had approximately $36.2 million of Senior Indebtedness outstanding (exclusive of an unused commitment of up to $23.8 million under the Bank Credit Facility). See "Risk Factors--Substantial Leverage and Debt Service" and "Capitalization." Although the Indenture contains limitations on the amount of additional Indebtedness that the Company may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

     The Indenture provides that principal, Redemption Price and Purchase Price of, and interest and Liquidated Damages (if any) on the Notes will be payable, and the Notes will be exchangeable and transferable (subject to compliance with transfer restrictions imposed by applicable securities laws for so long as the Notes are not registered for resale under the Securities Act), at the office or agency of the Company in the City of New York maintained for such purposes; provided, however, that payment of interest may be made at the option of the Company by check mailed to the holders of record as shown on the security register. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Optional Redemption

     The Notes will be subject to redemption (an "Optional Redemption"), at the option of the Company, in whole or in part, at any time on or after January 15, 2002, upon not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof at the following Redemption Prices (expressed as a percentage of the principal amount), together with accrued and unpaid interest and Liquidated Damages (if any) to the applicable redemption date, if redeemed during the 12-month period beginning January 15 of the years indicated below:

        Year                               Redemption Price
        ----                               ----------------

        2002.............................      105.500%
        2003.............................      103.667%
        2004.............................      101.833%
        2005 and thereafter..............      100.000%



     If less than all the Notes are to be redeemed, the Trustee will select the particular Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and reasonable.

     The Company will comply with all applicable notice requirements regarding redemption as set forth in the Indenture.

Special Redemption

     The Indenture provides that in the event the Company completes one or more Public Equity Offerings on or before January 15, 2000, the Company, in its discretion, may use the net cash proceeds from any such Public Equity Offering to redeem up to 33 1/3% of the original principal amount of the Notes (a "Special Redemption") at a Redemption Price of 111% of the principal amount, together with accrued and unpaid interest and Liquidated Damages (if any), to the date of redemption, provided, however, that at least 66-2/3% of the original principal amount of the Notes will remain outstanding immediately after each such redemption; and provided, further, that


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

each such redemption shall occur within 90 days after the date of the closing of the applicable Public Equity Offering.

     If less than all the Notes are to be redeemed, the Trustee will select the particular Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and reasonable.

     The Company will comply with all applicable notice requirements regarding redemption as set forth in the Indenture.

Subsidiary Guarantees

     The Indenture provides that if any Subsidiary of the Company (other than an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary) becomes a Significant Subsidiary (whether as a result of creation, acquisition, additional investment, internal growth or otherwise), then such Subsidiary will be required to execute a subsidiary guarantee (a "Subsidiary Guarantee"); provided, however, that any Foreign Subsidiary shall only be required to execute a Subsidiary Guarantee to the extent permitted under the laws of its jurisdiction of organization. Each Subsidiary that is obligated to execute a Subsidiary Guarantee shall execute a Subsidiary Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture.

     "Subsidiary Guarantors" means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

     The Subsidiary Guarantee of each Subsidiary Guarantor will be unsecured and subordinated to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness of such Subsidiary Guarantor (including such Subsidiary Guarantor's guarantee of the Bank Credit Facility), and the amounts for which the Subsidiary Guarantors will be liable under the guarantees issued from time to time with respect to other Senior Indebtedness of the Company. The subordination of the Subsidiary Guarantees will be substantially similar to the subordination provided for in the Indenture with respect to the Notes. See "Subordination." The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited with the intent of not creating a fraudulent conveyance under applicable law. See, however, "Risk Factors --Fraudulent Conveyance."

     The Indenture provides that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity (other than the Company or another Subsidiary Guarantor) whether or not affiliated with such Subsidiary Guarantor unless subject to the provisions of the following paragraph, (i) the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor, in form and substance reasonably satisfactory to the Trustee, under the Notes and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) the Company would be permitted, by virtue of the Company's pro forma Fixed Charge Coverage Ratio immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

     The Indenture provides that in the event of a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "--Repurchase at the Option of Holders."

Subordination

     The Indenture provides that the payment of the principal, Redemption Price and Purchase Price of, and interest and Liquidated Damages (if any) on, the Notes (including, without limitation, by any purchase of Notes referred to in "--Repurchase at the Option of Holders") will be expressly subordinate and subject in right of payment, as provided in the Indenture, to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness (as hereinafter defined).

     "Senior Indebtedness" is defined as Designated Senior Indebtedness and the principal of, premium (if any) and interest (including interest accruing after the filing of a petition initiating any proceeding under any applicable bankruptcy law, whether or not a claim therefor is allowable in such proceeding) on, any other Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing, or the agreement governing, such Indebtedness or pursuant to which such Indebtedness is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (i) Indebtedness evidenced by the Notes; (ii) Indebtedness that is by its terms subordinate or junior in right of payment to any other Indebtedness of the Company; (iii) that portion of any Indebtedness which is incurred in violation of the Indenture; (iv) Indebtedness of the Company to a Subsidiary or any other Affiliate of the Company; (v) Indebtedness which is represented by Disqualified Stock; (vi) any liability for federal, state, local or other taxes owed or owing by the Company; (vii) accounts payable or other obligations to trade creditors created, incurred or assumed in the ordinary course of business in connection with obtaining materials or services and other current liabilities (excluding the current portion of long-term Senior Indebtedness); (viii) Indebtedness of or amounts owing by the Company for compensation to employees for services; and (ix) amounts owing under leases (other than Capitalized Lease Obligations).

     "Designated Senior Indebtedness" means (i) Indebtedness of the Company under the Bank Credit Facility, including without limitation all principal, interest (including interest accruing after the filing of a petition initiating any proceeding under any applicable bankruptcy law, whether or not a claim therefor is allowable in such preceding), reimbursements of amounts drawn under letters of credit, reimbursements of other amounts, Hedging Obligations with an agent or other representative of the lenders under the Bank Credit Facility, guarantees in respect thereof, and all charges, consignment and other fees, indemnifications, damages, penalties, expenses (including expenses accruing after the filing of a petition initiating any proceeding under any applicable bankruptcy law, whether or not a claim therefor is allowable in such proceeding) and all other amounts or liabilities payable in respect thereof; and (ii) any other Senior Indebtedness, and all fees, expenses, indemnities and other monetary obligations in respect thereof, which, at the date of creation thereof or determination, has an aggregate principal amount outstanding of, or under which at the date of creation thereof or determination, the holders thereof are committed to lend, at least $7.5 million and is specifically designated by the Company (with the consent of the Senior Representative for the Bank Credit Facility unless the Trustee has received written notice from such Senior Representative waiving such right of consent) in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

     During the continuance of any default in the payment of any principal of, gold consignment repurchase obligation or reimbursement obligation under, or premium (if any) or interest or consignment fee on, any Senior Indebtedness (a "Senior Payment Default"), no payment or distribution of any assets of the Company of any kind or character may be made on account of the Notes (including without limitation on account of the principal, Redemption Price and Purchase Price of, and interest and Liquidated Damages (if any) on, the Notes) unless and until such Senior Payment Default has been cured, waived or has ceased to exist or such Senior Indebtedness has been discharged or paid in full in cash or Cash Equivalents or the right under the Indenture to prevent any such payment has been waived by or on behalf of the holders of such Senior Indebtedness.

     During the continuance of any event (other than a Senior Payment Default), the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Indebtedness (a "Senior Covenant Default"), and the receipt by the Trustee from the Senior Representative for such Designated Senior Indebtedness of a written notice of such Senior Covenant Default, no payment or distribution of any assets of the Company of any kind or character may be made by the Company on account of the Notes (including without limitation on account of the principal, Redemption Price and Purchase Price of, and interest and Liquidated Damages (if any) on, the Notes) for the period specified below (a "Payment Blockage Period").

     A Payment Blockage Period shall commence upon the receipt by the Trustee of notice from a Senior Representative for Designated Senior Indebtedness of a Senior Covenant Default and shall end (subject to any blockage of payment that may be in effect in respect of a Senior Payment Default or insolvency) on the earliest of (i) 179 days after the receipt of such notice, provided such Designated Senior Indebtedness shall not theretofore have been accelerated and no Senior Payment Default shall be in effect; (ii) the date on which such Senior Covenant Default is cured, waived or ceases to exist or such Designated Senior Indebtedness is discharged or paid in full in cash or Cash Equivalents; or (iii) the date on which such Payment Blockage Period shall have been terminated by written notice to the Company and the Trustee from the Senior Representative initiating such Payment Blockage Period or the holders of at least a majority in principal amount of such issue of Designated Senior Indebtedness, after which the Company shall promptly resume making any and all required payments in respect of the Notes, including any missed payments. In no event will a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Trustee of the notice initiating such Payment Blockage Period. Any number of notices of a Senior Covenant Default may be given during a Payment Blockage Period; provided, that no such notice shall extend such Payment Blockage Period, only one Payment Blockage Period may be commenced within any 360-day period and there shall be at least 181 consecutive days in each period of 360 consecutive days when no Payment Blockage Period is in effect. No Senior Covenant Default with respect to Designated Senior Indebtedness that existed or was continuing on the date of the commencement of any Payment Blockage Period and that was known to the holders or the Senior Representative for such Designated Senior Indebtedness will be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 360 consecutive days, unless such Senior Covenant Default has been cured or waived for a period of not less than 90 consecutive days. The Company shall deliver a notice to the Trustee promptly after the date on which any Senior Covenant Default is cured or waived or ceases to exist or on which the Designated Senior Indebtedness related thereto is discharged or paid in full in cash or Cash Equivalents.

     If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the Holders of Notes to accelerate the maturity thereof in accordance with the Indenture. See "--Events of Default."

     In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of the Company (except in connection with the consolidation or merger of the Company or its liquidation or dissolution following the sale, assignment, transfer, lease or other disposition of all or substantially all of its assets in one or more related transactions, upon the terms and conditions described under "--Covenants--Limitation on Mergers, Consolidations and Sales of Assets" to the extent permitted under the terms of outstanding Senior Indebtedness), all Senior Indebtedness (including, in the case of Designated Senior Indebtedness, interest and consignment fees accruing after the commencement of any such proceeding at the rate specified in the instrument evidencing the applicable Designated Senior Indebtedness, whether or not a claim therefor is allowed in such proceeding, to the date of payment of such Designated Senior Indebtedness) must be paid in full in cash or Cash Equivalents before any payment or distribution of any assets of the Company of any kind or character is made on account of the Notes (including without limitation the principal, Redemption Price, and Purchase Price of, and interest and Liquidated Damages (if any) on, the Notes).

     By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company that are holders of Senior Indebtedness of the Company may recover more, ratably, than the Holders of Notes, and the Company may be unable to meet its obligations fully with respect to the Notes.


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

Repurchase at the Option of Holders

     Change of Control

     The Indenture provides that, upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a Purchase Price in cash equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest and Liquidated Damages (if any) thereon to the Purchase Date. Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On a date that is at least 30 but no more than 60 days from the date on which the Company mails notice of a Change of Control (the "Purchase Date"), the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Purchase Price, together with accrued and unpaid interest and Liquidated Damages (if any) thereon to the Purchase Date in respect of all Notes or portions thereof so tendered and accepted for repurchase and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being repurchased by the Company. The Paying Agent will promptly (but in any case not later than five days after the Purchase Date) mail to each Holder of Notes so repurchased the amount due in connection with such Notes, and the Company will promptly issue a new Note, and the Trustee, upon written request from the Company will authenticate and mail or deliver to each relevant Holder a new Note, in a principal amount equal to any unpurchased portion of the Notes surrendered to the Holder thereof; provided, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Purchase Date.

         Neither the Board of Directors of the Company nor the Trustee may waive compliance by the Company with its obligations under the Change of Control covenant. However, the Change of Control covenant may be amended in a manner that eliminates or limits a Holder's ability to cause the Company to repurchase such Holder's Notes as long as any such amendment is approved by a Holder or Holders of at least 75% in principal amount of the then outstanding Notes. See "-- Amendments, Supplement and Waiver."

         The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. Management has no current intention to engage in a transaction involving a Change of Control, although it is possible that the Company may decide to do so in the future. Subject to the limitations described below, including the limitation on the Company's ability to incur indebtedness, the Company is not prohibited by the terms of the Indenture from entering into certain transactions, including acquisitions, refinancings, recapitalizations or other highly-leveraged transactions, that do not constitute a Change of Control under the Indenture. Such transactions could adversely affect Holders by increasing the indebtedness of the Company, some or all of which may be senior to the Notes, or otherwise adversely affecting the Company's capital structure and credit ratings. The Company's ability to engage in such transactions is also limited by the restrictions under the Bank Credit Facility and the occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Bank Credit Agreement. See "-- Restrictions under Senior Indebtedness" and "Description of the Bank Credit Facility."

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, to any "person" (as such term is used in Section 13(d)(3) of the Exchange
Act), (ii) the adoption of a plan relating to the liquidation or dissolution of


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the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that (a) prior to a Public Equity Offering, the Principals and their Related Parties cease to be the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) of a majority of the total outstanding Voting Stock of the Company, or (b) after a Public Equity Offering, any "person" (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the total outstanding Voting Stock of the Company, and the Principals and their Related Parties beneficially own a lesser percentage of the Voting Stock of the Company than such person, or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     "Principals" means Castle Harlan Partners II, L.P., Castle Harlan, Inc. and their respective Affiliates and the officers and directors of the Company.

     "Related Party" means, with respect to any Principal, (A) any controlling stockholder, director or officer, 80% (or more) owned Subsidiary, or spouse or immediate family member or estate thereof (in the case of an individual) of such Principal or (B) or trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A).

     Asset Sales

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, engage in an Asset Sale unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee, provided that such Officers' Certificate shall be delivered only in the event of any Asset Sale involving $5.0 million or more of consideration) of the assets or Capital Stock issued or sold or otherwise disposed of and (ii) at least 80% of the consideration therefor received by the Company or such Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet), of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability and (y) any notes or other obligations received by the Company or any such Subsidiary from such transferee that are immediately converted by the Company or such Subsidiary into cash (to the extent of the cash received), will be deemed to be cash for purposes of this provision and provided, further, that (A) the Company and its Subsidiaries will not be required to comply with clauses (i) and (ii) of this paragraph in connection with any Asset Sale effected in order to comply with an FTC Order which is consummated within the lesser of (a) 365 days of the date of such FTC Order, or
(b) the time period specified in such FTC Order and (B) any Acquisition Subsidiary and any Subsidiary of an Acquisition Subsidiary will not be required to comply with clause (ii) of this paragraph in connection with any Asset Sale.

     Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the applicable Subsidiary may apply such Net Proceeds, at its option, (a) to permanently reduce outstanding Senior Indebtedness


                                       89
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(and correspondingly reduce commitments with respect thereto) or (b) to the acquisition of an interest in another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in a Permitted Line of Business on the date of such Asset Sale. Pending the final application of any such Net Proceeds, the Company or the applicable Subsidiary may temporarily reduce Indebtedness under the Revolving Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds."

     Within 30 days after the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase an aggregate principal amount of Notes equal to such Excess Proceeds (the "Offer Amount"), at a Purchase Price in cash in an amount equal to 100% of the principal amount thereof, together with accrued and unpaid interest and Liquidated Damages (if any) thereon to the Purchase Date, in accordance with the procedures set forth in the Indenture and described in such notice.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of an Asset Sale.

     On a date that is at least 30 but no more than 60 days from the date on which the Company mails notice of an Asset Sale Offer (the "Purchase Date"), the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Asset Sale Offer in an aggregate principal amount not in excess of the Offer Amount, (ii) deposit with the Paying Agent an amount equal to the Purchase Price, together with accrued and unpaid interest and Liquidated Damages (if any) thereon to the Purchase Date, in respect of all Notes or portions thereof so tendered and accepted for repurchase and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being repurchased by the Company. The Paying Agent will promptly (but in any case not later than five days after the Purchase Date) mail to each Holder of Notes so repurchased the amount due in connection with such Notes, and the Company will promptly issue a new Note, and the Trustee, upon written request from the Company in the form of an Officers' Certificate will authenticate and mail or deliver (or cause to transfer by book entry) to each relevant Holder a new Note, in a principal amount equal to any unpurchased portion of the Notes surrendered to the Holder thereof; provided, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Asset Sale Offer on or as soon as practicable after the Purchase Date.

     To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company or the applicable Subsidiary may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the Offer Amount, the Trustee shall select the particular Notes or portions thereof to be purchased on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

     The Asset Sale purchase feature is a result of negotiations between the Company and the Initial Purchasers. Management has no current intention to engage in a transaction involving an Asset Sale, although it is possible that the Company may decide to do so in the future. Subject to the limitations described below, including the limitation on the Company's ability to incur indebtedness, the Company is not prohibited by the terms of the Indenture from entering into certain transactions, including acquisitions, refinancings, recapitalizations or other highly-leveraged transactions, that do not constitute an Asset Sale under the Indenture. Such transactions could adversely affect Holders by increasing the indebtedness of the Company, some or all of which may be senior to the Notes, or otherwise adversely affecting the Company's capital structure and credit ratings. The Company's ability to engage in such transactions is also limited by restrictions under the Bank Credit Facility. See "--Restrictions under Senior Indebtedness" and "Description of the Bank Credit Facility."

     "Asset Sale" means (i) the sale (other than sales of inventory), lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business


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(provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sales of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Subsidiaries of Capital Stock of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Wholly Owned Subsidiary of the Company or by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary, (ii) an issuance or sale of Capital Stock by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owed Subsidiary of the Company, (iii) a Permitted Investment or a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments," (iv) a Permitted Lien, provided that no steps or actions have been taken by the holder of such Permitted Lien to realize upon or dispose of the assets subject thereto, (v) a sale or other disposition or abandonment of damaged, worn out or obsolete property, (vi) the licensing of any intellectual property for a period of not more than five years which is not in connection with the sale of any other assets of the Company (except for any such licensing of intellectual property that causes a reduction of the assets of the Company or any of its Subsidiaries under GAAP), and (vii) the sale of owned gold to consignment banks under the Bank Credit Facility in the ordinary course of business, will not be deemed to be Asset Sales.

     Restrictions under Senior Indebtedness

     The Indenture provides that prior to giving notice to Holders of Notes relating to a Change of Control Offer or an Asset Sale Offer, but in any event within 90 days following a Change of Control or the accumulation of Excess Proceeds in excess of $5.0 million, the Company shall (i) repay, or otherwise make arrangements satisfactory to the holders of all Senior Indebtedness (or their respective Senior Representatives) for the repayment of, all Senior Indebtedness in full in cash or Cash Equivalents or offer to repay all such Senior Indebtedness in full in cash or Cash Equivalents and have repaid, or otherwise made arrangements satisfactory to the holders of all Senior Indebtedness (or their respective Senior Representatives) for the repayment of, all Senior Indebtedness in full in cash or Cash Equivalents of any lender who accepts such offer; and/or (ii) obtain the requisite consents under the Bank Credit Facility or under agreements relating to other Senior Indebtedness to purchase Notes as required by the Indenture. The Company shall not effect the purchase of Notes until all Senior Indebtedness has been repaid in full in cash or Cash Equivalents and/or such requisite consents have been obtained. As of December 16, 1996, the Company had approximately $36.2 millions of Senior Indebtedness outstanding (exclusive of an unused commitment of up to $23.8 million) under the Bank Credit Facility.

     The Bank Credit Facility prohibits the Company from purchasing any Notes and also provides that certain change of control events with respect to the Company and asset sales would constitute a default thereunder. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under the Senior Indebtedness even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. As of the date hereof, there are no other outstanding securities or indebtedness of the Company (ranking pari passu with the Notes or otherwise), other than the Bank Credit Facility, that prohibit certain events that would constitute a Change of Control or an Asset Sale or that require the Company to repurchase or refinance such obligations upon a Change of Control of the Company or an Asset Sale; although any future agreements relating to Senior Indebtedness or other Indebtedness to which the Company becomes a party or other securities that may be issued by it in the future may contain similar restrictions and provisions. In the event the Company becomes obligated pursuant to the Indenture to purchase Notes at a time when the Company is contractually prohibited by the Bank Credit Facility or any other such agreement from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings under the agreements that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain contractually prohibited from purchasing Notes. In such case, the Company's failure to make the required Change of Control Offer or Asset Sale Offer or to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Bank of Credit Facility and any other Senior Indebtedness which contains terms which would result in any event of default upon the occurrence of an Event of Default under the Notes. In such circumstances, the Company's ability


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to make payments to the Holders of Notes would be subject to the subordination provisions of the Indenture. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Certain Covenants

     Restricted Payments

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's Capital Stock (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's Capital Stock in their capacity as such (other than dividends or distributions payable in Capital Stock (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Wholly Owned Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any direct or indirect parent or other Affiliate of the Company (other than a Wholly Owned Subsidiary of the Company); (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value prior to any scheduled maturity, scheduled repayment or sinking fund payment date any Indebtedness that is subordinated to the Notes; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) and (8) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Capital Stock of the Company (to the extent not used as described under the caption "Special Redemption") or of debt securities of the Company that have been converted into such Capital Stock (other than Capital Stock (or convertible debt securities) sold to a Subsidiary of the Company or Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment.

     The foregoing provisions will not prohibit (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (2) the payment of dividends on Series A Preferred Stock pursuant to the Certificate of Designation for such Series A Preferred Stock in effect on the date of the Indenture, provided that the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such payment of dividends is made would have been at least 2.25 to 1,


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determined on a pro forma basis, as if the Restricted Payment had been made at the beginning of such four-quarter period, provided that the amount of any such dividends paid on Series A Preferred Stock shall, after the date of payment, be subtracted from the computation of Consolidated Net Income solely for purposes of clause (c)(i) of the preceding paragraph; (3) the redemption, repurchase, retirement or other acquisition of Series A Preferred Stock pursuant to the Certificate of Designation for such Series A Preferred Stock in effect on the date of the Indenture, provided that (a) such redemption, repurchase, retirement or other acquisition is for at least $2 million of Series A Preferred Stock, and
(b) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such redemption, repurchase, retirement or other acquisition is made would have been at least 2.5 to 1, determined on a pro forma basis, as if the Restricted Payment had been made at the beginning of such four-quarter period; (4) the redemption, repurchase, retirement or other acquisition of any Capital Stock of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Capital Stock of the Company other than Disqualified Stock, provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (5) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Debt or the substantially concurrent sale (other than to a Subsidiary of the Company) of Capital Stock of the Company (other than Disqualified Stock), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (6) any Investment made by the Company or any of its Subsidiaries in an Acquisition Subsidiary with the net cash proceeds of an issuance of Designated Investment Stock within 30 days of such issuance, provided that the amount of any such net cash proceeds that are utilized for any such Investment shall be excluded from clause (c)(ii) of the preceding paragraph; (7) the purchase or redemption of shares of Capital Stock of the Company held by present or former officers, directors, employees or independent sales representatives of the Company or by any employee stock ownership plan or similar trust for the account of such present or former officers, directors, employees or independent sales representatives upon such person's death, disability, retirement or termination of employment or other association with the Company or under the terms of any such plan or trust or any other agreement under which such Capital Stock was issued in an aggregate amount not to exceed $500,000 per year, provided that to the extent that less than $500,000 of Capital Stock is purchased or redeemed in a given year, the difference between $500,000 and the amount purchased or redeemed during that year shall be added to the amount available to the Company for purchases and redemptions in the next subsequent year only (for which purpose the amount so added shall be deemed to be the last amount expended in such next subsequent year); (8) the payment to Castle Harlan, Inc. of a management fee of up to $1.5 million per year pursuant to the Management Agreement entered into between the Company and Castle Harlan, Inc., as in force on the Issue Date (the "Management Agreement") (the payment for the first year following the Issue Date to be a single installment payable at any time during such year and payments thereafter to be payable in arrears in four equal quarterly installments per annum), provided that, in the event the full amount thereof is not paid in any year, the deficiency may cumulate and, provided that there is no subsisting Default or Event of Default of a type described in clause (i) or (ii) under the caption "--Events of Default and Remedies" at the time of payment, may be paid together with the then current management fee for such subsequent year and (9) a Subsidiary of an Acquisition Subsidiary may purchase, redeem or otherwise acquire or retire for value any of its Capital Stock.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officer's Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant entitled "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

     Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture provides that the Company will not, nor will it permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or


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

otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock, nor will it permit any of its Subsidiaries to issue any shares of Preferred Stock (other than to the Company or a Wholly Owned Subsidiary of the Company other than an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary); provided, however, that the Company may incur Indebtedness (including Acquired
Debt) or issue shares of Disqualified Stock, if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; provided that (x) until the Company has internal financial statements for two full fiscal quarters the Company will not, and will not permit any of its Subsidiaries to, incur any additional Indebtedness or issue any shares of Preferred Stock, and (y) after the Company has internal financial statements for two full financial quarters, but before the Company has such internal financial statements for four full financial quarters, the Fixed Charge Coverage Ratio will be calculated by annualizing the available internal financial statements of the Company on a pro rata basis. Notwithstanding the foregoing, neither the Company nor any Subsidiary of the Company (other than an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary) may incur Indebtedness in respect of a Guarantee of Indebtedness of an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary.

     The foregoing provisions will not apply to the incurrence of the following:

     (i) the incurrence by the Company of Indebtedness under the term loan portion of the Bank Credit Facility in an aggregate principal amount at any time outstanding not to exceed $25 million less the aggregate amount of all repayments, optional or mandatory, of the principal thereof that have been made since the date of the Indenture;

     (ii) the incurrence by the Company of Indebtedness under the revolving credit and/or the gold consignment portions of the Bank Credit Facility in an aggregate principal amount at any time outstanding not to exceed the greater of
(x) $35 million less the aggregate amount of all Net Proceeds of Asset Sales or other dispositions of assets that have been applied since the date of the Indenture to permanently reduce the commitments with respect to such Indebtedness pursuant to the covenant described above under the caption "--Asset Sales," and (y) the "Borrowing Base" (as determined and calculated under the terms of the Bank Credit Facility);

     (iii) the incurrence by the Company and its Subsidiaries of Existing Indebtedness;

     (iv) the incurrence by the Company of Indebtedness represented by the Notes;

     (v) the incurrence by the Company or any of its Subsidiaries (other than an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary) of additional Indebtedness (including Acquired Debt) represented by Capital Lease Obligations, mortgage financings, or purchase money obligations, in each case incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Subsidiary, in an aggregate principal amount not to exceed $5.0 million at any time outstanding;

     (vi) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred;

     (vii) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries; provided, however, that (x) neither the Company nor any of its Subsidiaries may incur any Indebtedness to any Acquisition Subsidiary of the Company; (y) if the Company is the obligor of such Indebtedness, such Indebtedness is evidenced in writing and expressly subordinate to the payment in full of all obligations with respect to the Notes and (z)(I) any subsequent issuance, transfer or other disposition of Capital Stock that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Subsidiary which is not an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary and (II) any sale, transfer or other disposition of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary which is not an Acquisition Subsidiary or a Subsidiary of an Acquisition


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

Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

     (viii) the incurrence by the Company or any of its Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate, commodity or currency risk, in connection with the conduct of its business and not for speculative purposes;

     (ix) the incurrence by the Company of Indebtedness under a Guarantee of any Indebtedness permitted under the Indenture to be incurred by a Subsidiary of the Company which is not an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary;

     (x) the incurrence by any Subsidiary of the Company of Indebtedness under a Guarantee of any Indebtedness permitted under the Indenture to be incurred by the Company; provided that (a) in the case such Guarantee is of Indebtedness that is pari passu in right of payment with the Notes, all obligations with respect to the Notes are Guaranteed on an equal and ratable basis with the Indebtedness so Guaranteed, and (b) in the case such Guarantee is of Indebtedness that is subordinated in right of payment to the Notes, all obligations with respect to the Notes are Guaranteed on a senior basis reflecting the subordination of the Indebtedness so Guaranteed on terms substantially similar to, or more favorable to senior creditors than, those contained in the Indenture;

     (xi) the incurrence by the Company of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $8.0 million;

     (xii) the incurrence by the Company or any of its Subsidiaries of Indebtedness in respect of bid, performance or advance payment bonds, and appeal and surety bonds;

     (xiii) the incurrence of Indebtedness by an Acquisition Subsidiary or a Subsidiary or an Acquisition Subsidiary, provided that (a) any such Indebtedness is without recourse to, and is not Guaranteed by, the Company or any other Subsidiary of the Company (other than an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary) without regard to whether such recourse complies or would comply with the provisions described under the caption "--Restricted Payments," and (b) no Default or Event of Default is in existence and continuing after giving effect to such issuance or incurrence:

     (xiv) the issuance of Capital Stock, including Disqualified Stock, by a Subsidiary of an Acquisition Subsidiary, provided that (a) such Disqualified Stock, is without recourse to, and is not Guaranteed by, the Company or any other Subsidiary of the Company (other than a Subsidiary of an Acquisition Subsidiary) without regard to whether such recourse complies or would comply with the provisions described under the caption "--Restricted Payments," and (b) no Default or Event of Default is in existence and continuing after giving effect to such issuance;

     (xv) the incurrence by the Company of Indebtedness for the purpose of effecting a Restricted Payment described in clause (7) of the second paragraph under the caption "--Restricted Payments" above, provided that (a) the aggregate original issue price of such Indebtedness at any time outstanding does not exceed $1 million, (b) such Indebtedness pays no current interest and matures no earlier than six months after the scheduled maturity date of the Notes, and (c) such Indebtedness is subordinated to the Notes on terms substantially similar to, or more favorable to senior creditors than, those contained in the Indenture; and

     (xvi) the incurrence by the Company or any of its Subsidiaries of interest, fees or other expenses on Indebtedness otherwise permitted under this covenant, provided that such interest, fees or other expenses are payable on a current basis no less frequently than semi-annually and are paid when due or within any applicable customary grace period thereafter, not to exceed thirty days.


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     For purposes of determining compliance with this covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness permitted by this covenant, the Company in its sole discretion will classify such item of Indebtedness and will only be required to include the amount and type of each class of Indebtedness in the test specified in the first paragraph of this covenant or in one of the clauses of the second paragraph of this covenant; (ii) the amount of Indebtedness issued at a price which is less than the principal amount thereof shall be equal to the amount of liability in respect thereof determined in accordance with GAAP; and (iii) the amount of Indebtedness represented by a Guarantee of a primary obligation of another
Person shall be deemed to be the lower of (x) an amount equal to the maximum amount of the primary obligation (including without limitation all principal, premiums (if any), interest, fees and all other amounts in respect thereof) in respect of which such Guarantee is made and (y) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the applicable Guarantee, which, in any case in which such Guarantee consists solely of the granting of a Lien on any asset of such guaranteeing Person, shall be limited to the fair market value of such asset.

     Liens

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

     Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries (other than an Acquisition Subsidiary or a Subsidiary thereof) to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of such Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries, or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) written agreements evidencing Existing Indebtedness as in effect on the date of the Indenture, (b) the Bank Credit Facility as in effect from time to time, provided that such provisions are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Bank Credit Facility as in effect on the date of the Indenture, (c) the Indenture and Notes,
(d) applicable law, (e) any instrument or agreement governing Acquired Debt of the Company or any of its Subsidiaries or Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrances or restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (f) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) Permitted Refinancing Debt, provided that the restrictions contained in the agreements governing such Permitted Refinancing Debt are not more restrictive than those contained in the agreements governing the Indebtedness being refinanced, or (i) in the case of any Foreign Subsidiary, the laws, rules or regulations of any foreign nation.

     Limitation on Mergers, Consolidations and Sales of Assets

     The Indenture provides that the Company will not consolidate or merge with or into any other Person (other than a Wholly Owned Subsidiary which is not an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary), or permit any other Person to consolidate or merge with or into the Company, nor will the Company sell, lease, convey or otherwise dispose of all or substantially all of its assets unless (i) the Company shall be the continuing corporation or the entity formed by or surviving any such consolidation or merger, or to which such sale, lease, conveyance or other disposition shall have been made (the "Surviving Entity"), is a corporation organized and existing under the laws of the United States, any state thereof, or the District of Columbia; (ii) the Surviving Entity assumes by supplemental indenture all of the obligations of the Company under the Notes and the Indenture; (iii)


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immediately after giving effect to such transaction, no Default or Event of
Default shall have occurred and be continuing; (iv) immediately after giving effect to such transaction, the Consolidated Net Worth of the Company or the Surviving Entity, as the case may be, would be at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction; and
(v) immediately after giving effect to such transaction, the Company or the Surviving Entity, as the case may be, could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

     Transactions with Affiliates

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, loan, advance or guarantee with any Affiliate or with any Person (other than an Affiliate) for the benefit of any Affiliates (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee
(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing experienced in the appraisal or similar review of similar types of transactions; provided that (w) any employment or consulting agreement entered into or any employee benefit plan adopted by the Company or any of its Subsidiaries in the ordinary course of business, (x) transactions between or among the Company and/or its Wholly Owned Subsidiaries (other than Acquisition Subsidiaries and Subsidiaries of Acquisition Subsidiaries) and transactions between or among an Acquisition Subsidiary and/or its Subsidiaries, (y) Restricted Payments (including the management fee payable to Castle Harlan, Inc. pursuant to the Management Agreement) that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments" and Permitted Investments, and (z) reasonable and customary payments and other benefits (including indemnification) provided to directors for service on the Board of Directors of the Company or any of its Subsidiaries, including the reimbursement or advancement of out-of-pocket expenses and directors' and officers' liability insurance, in each case, shall not be deemed Affiliate Transactions. For the purposes of determining if a transaction is an Affiliate Transaction, Castle Harlan Partners II, L.P., Castle Harlan, Inc. and their respective Affiliates shall be deemed to be an Affiliate of the Company and each of its Subsidiaries.

     Limitation on Issuances and Sales of Capital Stock of Subsidiaries

     The Indenture provides that the Company (i) will not, and will not permit any Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Subsidiary of the Company which is not an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary), unless
(a) such transfer, conveyance, sale, lease or other disposition (unless made by an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary) is of all the Capital Stock of such Subsidiary and (b) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "--Asset Sales," and (ii) will not permit any Subsidiary of the Company (other than a Subsidiary of an Acquisition Subsidiary) to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares or, in the case of a Foreign Subsidiary, shares issued to foreign nationals pursuant to applicable law, provided, that such Foreign Subsidiary remains a Wholly Owned Subsidiary) to any Person other than to the Company or a Wholly Owned Subsidiary of the Company which is not an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary.


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     Business Activities

     The Indenture provides that the Company will not, nor will it permit any of its Subsidiaries to, engage in any business other than a Permitted Line of Business.

     Limitations on Future Senior Subordinated Indebtedness

     The Indenture provides that the Company will not incur any Indebtedness, other than the Notes, that is subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness, by its terms is pari passu with the Notes or subordinated to the Notes pursuant to subordination provisions substantially similar to, or more favorable to senior creditors than, those contained in the Indenture.

     Payments for Consent

     The Indenture provides that neither the Company, nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

     Reports

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company, and, if the Company is required to file financial statements for any Subsidiary Guarantor, such Subsidiary Guarantor, will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in filings with the Commission on Forms 10-Q and 10-K if the Company and/or any Subsidiary Guarantor was required to file such forms, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to annual consolidated financial statements and schedules only, a report thereon by the independent auditors of the Company and/or any Subsidiary Guarantor, and (ii) all information that would be required to be contained in filings with the Commission on Form 8-K if the Company and/or any Subsidiary Guarantor was required to file such form. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders, and to securities analysts and prospective investors upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies
     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest or Liquidated Damages (if any) on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal, Redemption Price or Purchase Price of the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with certain provisions described under the caption "--Repurchase at the Option of Holders" or the provisions described under the caption "--Limitation on Mergers, Consolidations and Sales of Assets"; (iv) failure by the Company for 30 days after notice from the Trustee or Holders of not less than 25% of the aggregate principal amount of the Notes outstanding to comply with the provisions described under the captions "Covenants--Restricted Payments" or "Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," (v) failure by the Company for 60 days after notice from the Trustee or Holders of not less than 25% of the aggregate principal amount of the Notes outstanding to comply with any of its other agreements in the Indenture or the Notes, (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries

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or the payment of which is Guaranteed by the Company or any of such
Subsidiaries, whether such Indebtedness or Guarantee now exists or is created after the date of the Indenture, which default (a) is caused by a failure to pay any amount due with respect to Indebtedness at the stated maturity thereof (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vii) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (viii) certain events of bankruptcy or insolvency with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes by written notice to the Company (and the Trustee, if such notice is given by such Holders) may declare all the Notes to be due and payable immediately. Upon such acceleration, the entire principal amount of, and accrued and unpaid interest and Liquidated Damages, if any, on the Notes (i) shall become immediately due and payable; or (ii) if there is any Designated Senior Indebtedness outstanding, shall become due and payable upon the first to occur of (a) an acceleration under such Designated Senior Indebtedness or (b) five days after receipt by the Company and the Senior Representative for such Designated Senior Indebtedness of such acceleration notice, unless all Events of Default specified in such acceleration notice (other than any Event of Default in respect of non-payment of principal, premium or interest, if any, which has become due solely by reason of such declaration of acceleration) shall have been cured. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. The Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to January 15, 2005 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to January 15, 2005, then the premium specified in the Indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal, Redemption Price or Purchase Price of, or interest or Liquidated Damages (if any) on, the Notes. In addition, after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of at least a majority in aggregate principal amount of Notes outstanding, by written notice to the Company and the Trustee, may annul such declaration if (i) the Company has paid or deposited with the Trustee a sum sufficient to pay (a) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (b) all overdue interest on all Notes, and (c) to the extent that payment of such interest is lawful, interest upon overdue interest and Liquidated Damages, if any, at the rate borne by the Notes; and (ii) all Events of Default, other than the non-payment of principal of the Notes which has become due solely by such declaration of acceleration, have been cured of waived.


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     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

     Under the Indenture, no past or future director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

     The Company may, at its option and at any time, elect to have all of the obligations of the Company and the Subsidiary Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, and premium (if any), interest and Liquidated Damages (if any) on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith, and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company, at its option at any time, may elect to have the obligations of the Company released with respect to certain covenants that are contained in the Indenture, including without limitation those described under the caption "--Repurchase at the Option of the Holders" ("Covenant Defeasance"), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event a Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient (without reinvestment), in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium (if any), interest and Liquidated Damages (if any) on the outstanding Notes on the stated maturity or on the applicable Redemption Date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular Redemption Date; (ii) in the case of a Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of a Covenant Defeasance, the Company shall have delivered to the Trustee as opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit after giving effect thereto or insofar as Events of Default from bankruptcy or insolvency events are concerned, no such Event of Default shall occur at any time during the period ending on the ninety-first day after the date of deposit (it being understood that such condition shall not be deemed to be satisfied until such ninety-first day); (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any


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material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must be delivered to the Trustee an opinion of counsel to the effect that after the ninety-first day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note during the period commencing 15 days before a selection of Notes to be redeemed. The registered Holder of a Note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

     Except as provided in the next two succeeding paragraphs, the Indenture and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).
     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal or Redemption Price of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest or Liquidated Damages (if any) on or with respect to any Note, (iv) waive a Default or Event of Default in the payment of principal, Redemption Price or Purchase Price of, or interest or Liquidated Damages (if any) on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal, Redemption Price or Purchase Price of, or interest or Liquidated Damages (if any) on the Notes (except as described above under the caption "--Repurchase at the Option of Holders"), (vii) waive a redemption or repurchase payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions. Without the consent of the Holders of at least 75% in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, tender offer or exchange offer for, the Notes), no waiver or amendment to the Indenture may make any change in the provisions described above under the captions "--Subordination" and "--Repurchase at the Option of the Holders" that adversely affect the rights of any Holder of Notes.
     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the


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Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims on certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it will be required to (i) eliminate such conflict within 90 days, (ii) subject to the consent of the Company, apply to the Commission for permission to continue or
(iii) resign.
     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing (which shall not be cured or waived in conformity with the Indenture), the Trustee will be required, in the exercise of its power, to use the degree of care and skill of a prudent man under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
Book Entry, Delivery and Form

     The certificates representing the Initial Notes were issued, and the certificates representing the Exchange Notes will be issued, in fully registered form (the "Global Note") without interest coupons and will be deposited with the Trustee, as custodian for The Depositary Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC for the accounts of Euroclear and Cedel. Except as set forth below, the record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Holders may hold their interests in the Global Note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Note to such persons may be limited.

     Foreign Persons may hold their interest in the Global Note directly through Cedel or Euroclear, or indirectly through organizations that are participants in Cedel or Euroclear. Cedel and Euroclear will hold interests in the Global Note on behalf of their participants through DTC. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Holders who are not Participants may beneficially own interests in the Global Note held by DTC only through Participants, including Euroclear and Cedel, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Note, Cede for all purposes will be considered the sole holder of the Global Note. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof.

     Payment of the principal, Redemption Price and Purchase Price of, and interest and Liquidated Damages (if any) on the Global Note will be made to Cede, the nominee for DTC, as the registered owner of the Global Note, by wire transfer of immediately available funds on each applicable payment date. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments


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made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company has been informed by DTC that, with respect to the principal, Redemption Price and Purchase Price of, and interest and Liquidated Damages (if any) on the Global Note, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Global Note, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Notes only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participant to owners of beneficial interests in the principal amount represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance of DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below), only at the direction of one or more Participants to whose account with DTC interests in the Global Note are credited, and only in respect of the principal amount of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, and clearing corporations and may include certain other organizations such as the Initial Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodian relationship, with a Participant, either directly or indirectly.

     Although DTC, Euroclear and Cedel have agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Participants of DTC, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

     Certificated Securities

     Exchange Notes exchanged for Initial Notes held in certificated form will be issued in the form of definitive registered certificates (the "Certificated Securities") and may not be represented by the Global Note. Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note holder of its Global Note, Notes in such form will be issued to each person that the Global Note holder and the Depositary identify as being the beneficial owner of the related Notes.


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

     Neither the Company nor the Trustee will be liable for any delay by the Global Note holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note holder or the Depositary for all purposes.

     Same-Day Settlement and Payment

     The Indenture requires that payments in respect of the Notes represented by the Global Note, including principal, Redemption Price, Purchase Price, interest and Liquidated Damages (if any), be made by wire transfer of immediately available funds to the amounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium (if any), interest and Liquidated Damages (if any) by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the Certificated Notes will be settled in immediately available funds.

Registration Rights; Liquidated Damages

     The Company and the Initial Purchasers entered into the Registration Rights Agreement on December 16, 1996. The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement and, accordingly, the Holders of the Initial Notes will have no further registration or other rights under the Registration Rights Agreement.

     Pursuant to the Registration Rights Agreement, the Company agreed to file with the Commission within 45 days after the Issue Date, and use its best efforts to cause to become effective within 120 days after the Issue Date, the Exchange Offer Registration Statement with respect to the Exchange Notes and, upon becoming effective, to offer the Holders of Transfer Restricted Securities who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for the Exchange Notes (the "Exchange Offer"). If
(i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Transfer Restricted Securities that is a QIB or an Accredited Investor notifies the Company within the specified time period that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company, the Company will use its best efforts to file with the Commission a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

     For purposes of the foregoing, "Transfer Restricted Securities" means each Note until the earliest to occur of (i) the date on which such Note has been exchanged for an Exchange Note in the Exchange Offer and is entitled to be resold to the public by the Holder thereof without complying with the prospectus delivery requirements of the Securities Act, (ii) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iii) the date on which such
Note is distributed to the public pursuant to Rule 144 under the Securities Act or by a Broker-Dealer pursuant to the "Plan of Distribution" contemplated by the registration statement for such Exchange Offer Registration Statement (including delivery of the Prospectus contained therein).

     The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 45 days after the Issue Date, (ii) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 120 days after the Issue Date, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 30 days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, Exchange Notes in exchange for all Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 60 days after such obligation arises.

     If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), or (c) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Notes during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will pay liquidated damages ("Liquidated Damages") to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Notes. All accrued Liquidated Damages will be paid by the Company on each Damages Payment Date to the Holder of record by wire transfer of immediately available funds or by federal funds check. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidating Damages set forth above.

Certain Definitions

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person or assumed in connection with the acquisition of assets from such other Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person or such acquisition of assets, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Acquisition Subsidiary" means any Wholly Owned Subsidiary of the Company or any of its Wholly Owned Subsidiaries which is newly formed in anticipation of and in order to effectuate the acquisition by such entity of the capital stock or assets of another Person; provided that the making of an Investment in such Subsidiary by the Company or any other Subsidiary shall be made in compliance with the covenant described under the caption "--Restricted Payments."

     "Affiliate" means with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the term "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the


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

power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Attributable Debt" means, in respect of a sale and leaseback transaction, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessee, be extended).

     "Bank Credit Facility" means the Revolving Credit, Term Loan and Gold Consignment Agreement among the Company, the Banks from time to time parties thereto, and The First National Bank of Boston and Rhode Island Hospital Trust National Bank, as agents for such Banks, together with the related documents thereto (including, without limitation, any letters of credit issued pursuant thereto, and any related guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified or replaced (including with other lenders or consignors), from time to time and including any agreement extending the maturity of, refinancing, modifying, increasing, substituting for or otherwise restructuring (including, but not limited to, the inclusion of additional or different or substitute lenders, consignors or bank agents thereunder) all or any portion of the Indebtedness, including changing the borrowing limits, under such agreements or any successor or replacement agreements, regardless of whether the Bank Credit Facility or any portion thereof was outstanding or in effect at the time of such replacement, refinancing, increase, substitution, extension, restructuring, supplement or modification.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of a partnership, partnership interests (whether general or limited), (iii) in the case of an association or any other business entity, any and all shares, interests, participations, rights or other equivalents (however designated) in the equity of such association or entity, and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.


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

     "Cash Equivalents" means (i) United States Dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) demand and time deposits, certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's and in each case maturing within six months after the date of acquisition.

     "Common Stock" means, with respect to any Person, Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, to the extent deducted in computing Consolidated Net Income: (i) an amount equal to any extraordinary loss plus any net loss realized in connection with any Asset Sale plus any loss realized on any extraordinary or non-recurring actuarial assumption adjustment with regard to post-retirement medical and other benefits, in each case for such periods, plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), plus (iv) depreciation, amortization (including amortization of goodwill, other intangibles and other assets) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period) of such Person and its Subsidiaries for such period, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to, the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the net income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication:

          (i) all items classified as extraordinary, unusual or nonrecurring gains (but not losses);

          (ii) any net loss or net income of any other Person (other than a Subsidiary of such Person), except to the extent of the amount of dividends or other distributions actually paid to such Person or its Subsidiaries by such other Person during such period;

          (iii) the net income of any Person acquired by such Person or a Subsidiary thereof in a pooling-of-interests transaction for any period prior to the date of such acquisition;

          (iv) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan;

          (v) gains (but not losses) in respect of Asset Sales by such Person or its Subsidiaries;

          (vi) the net income (but not net loss) of any Subsidiary of such Person to the extent that the declaration or payment of dividends or distributions to such Person is restricted by the terms of its constituent documents or any agreement, instrument, contract, judgment, order, decree, statute, rule, governmental regulation or otherwise, except for any dividends or distributions actually paid by such Subsidiary to such Person or other Subsidiary of such Person;

          (vii) with regard to a Subsidiary of such Person (other than a Wholly Owned Subsidiary of such Person), any aggregate net income (or loss) in excess of such Person's pro rata share of such Subsidiary's net income (or loss); and

          (viii) the cumulative effect of any change in accounting principles.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the consolidated stockholders' equity of such Person and its consolidated Subsidiaries, as determined in accordance with GAAP, less, to the extent included therein, all amounts, if any, attributable to Disqualified Stock.

     "Default" means any event, occurrence or condition that, with the passage of time, the giving of notice or both, would constitute an Event of Default.

     "Designated Investment Stock" means any Capital Stock of the Company, designated as such by the Board of Directors of the Company upon issuance for use in the capitalization of an Acquisition Subsidiary of the Company, up to a maximum net cash proceeds of $12.0 million.

     "disposition" or "sale" or "transfer" or other words of similar meaning do not include the granting or suffering of a Permitted Lien in order to secure Indebtedness permitted by the Indenture, provided that no steps or actions have been taken by the holder of such Permitted Lien to realize upon or dispose of the assets subject thereto.

     "Disqualified Stock" means any Capital Stock of any Person which, by its terms, or upon the happening of any event or with the passage of time, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to 91 days after the maturity date of the Notes, or which is exchangeable or convertible into debt securities of such Person, except to the extent that such exchange or conversion rights cannot be exercised prior to 91 days after the maturity date of the Notes. Series A Preferred Stock is not Disqualified Stock.

     "Escrow Agreement" means the escrow or other similar arrangement referred to in Exhibit D to the Balfour Purchase Agreement, as such may be amended.

     "Existing Indebtedness" means all Indebtedness of the Company and its Subsidiaries (other than under the Bank Credit Facility) in existence on the Issue Date, until such amounts are repaid.

     "Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period.

     In the event that such specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays or redeems any Indebtedness (other than ordinary course repayments of revolving credit borrowings under the Revolving Credit Facility or payments in connection with the consignment of gold under the Gold Facility) or such specified Person issues or redeems Disqualified Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment or redemption of Indebtedness or such issuance or redemption of Disqualified Stock (including giving pro forma effect to the application of any cash net proceeds therefrom), as if the same had occurred at the beginning of the applicable four-quarter reference period.

     In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the specified Person or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and
(iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date.

     "Fixed Charges" means, with respect to any Person for any period, the sum of (i) the consolidated interest expense of such Person and its Subsidiaries (other than an Acquisition Subsidiary or any Subsidiary thereof) for such period, whether paid or accrued and whether expensed or capitalized, determined on a consolidated basis and in accordance with GAAP (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), excluding, however, in the case of the Company, obligations of the Company resulting from any extraordinary or non-recurring actuarial adjustment assumptions with respect to post-retirement medical and other benefits, and (ii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries (other than an Acquisition Subsidiary or any Subsidiary thereof) or secured by a Lien on assets of such Person or one of its Subsidiaries (other than an Acquisition Subsidiary or any Subsidiary thereof) (whether or not such Guarantee or Lien is called upon) and (iii) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Subsidiary) on any series of Preferred Stock of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Foreign Subsidiary" means any Subsidiary formed under the laws of any jurisdiction other than the United States of America or any state, territory, possession or political subdivision thereof.

     "FTC Order" means any order of the Federal Trade Commission requiring the Company to sell certain Assets or to refrain from certain business activities or lines of business.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date; provided, however, that all financial statements of the Company (but not any other financial information or ratios calculated pursuant hereto) provided by the Company to the Holders of the Notes or the Trustee shall be prepared in accordance with GAAP as in effect on the date of such report or other financial information.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, foreign currency exchange contracts, foreign currency swaps, commodities futures and any other agreement designed to protect such Person against fluctuations in interest rates, currency valuations or commodity prices.

     "Indebtedness" means, with respect to any Person, without duplication (i) any liability of such Person (a) for borrowed money, or under any reimbursement obligation relating to a letter of credit, bankers' acceptance or note purchase facility; (b) evidenced by a bond, note, debenture or similar instrument; (c) for the balance deferred and unpaid of the purchase price for any property or service or any obligation upon which interest charges or consignment fees are customarily paid (except for trade payables (other than consignments) arising in the ordinary course of business); (d) for the payment of money relating to a lease that is required to be classified as a Capitalized Lease Obligation in accordance with GAAP; or (e) for the maximum fixed repurchase price of any Disqualified Stock of such Person plus accrued and unpaid dividends thereon;
(ii) any obligation of others secured by a Lien on any asset of such Person, whether or not any obligation secured thereby has been assumed, by such Person;
(iii) any obligations of such Person under any Hedging Obligation; and (iv) any Guarantee of such Person or any obligation of such Person which in economic effect is a guarantee with respect to any Indebtedness of another Person.

     For purposes of this definition, "maximum fixed repurchase price" of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the board of directors of the Person issuing such Disqualified Stock.

     "Investment" by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution (by means of any transfer of cash or other Property) to another Person or any other payments for Property or services for the account or use of another Person, including without limitation the following:

          (i) the purchase or acquisition of any Capital Stock or other evidence of beneficial ownership in another Person;

          (ii) the purchase, acquisition or Guarantee of the Indebtedness of another Person or the issuance of a "keep well" with respect thereto; and

          (iii) the purchase or acquisition of the business or assets of another Person;

     but shall exclude:

          (a) accounts receivable and other extensions of trade credit on commercially reasonable terms in accordance with normal trade practices;

          (b) the acquisition of property and assets from equipment suppliers and other vendors in the ordinary course of business, provided that such property and assets do not represent all or substantially all of the production capacity of the supplier or other vendor; and

          (c) the acquisition of assets, Capital Stock or other securities by the Company for consideration consisting solely of the Capital Stock of the Company other than Disqualified Stock.

     "Issue Date" means the date on which the Notes are first authenticated and delivered under the Indenture.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Net Proceeds" means the sum of the aggregate cash proceeds received by the Company or any of its Subsidiaries (other than an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary) in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), and any funds received by the Company pursuant to the Escrow Agreement, net of (i) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation, severance or shut-down costs expenses incurred as a result thereof, (ii) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), (iii) amounts required to be applied to the repayment of Indebtedness that is (a) secured by a Lien on the asset or assets that were the subject of such Asset Sale, (b) Senior Indebtedness, the repayment of which is required either pursuant to the terms thereof, by applicable law, or in order to obtain a necessary consent to such transaction, or (c) Indebtedness pari passu with the Notes, the repayment or purchase of which is required pursuant to the terms thereof on a pro rata basis with the Notes in the event of an Asset Sale, and (iv) any reserves established in accordance with GAAP for adjustment in respect of the sale price of such asset or assets or for any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities relating to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; provided that any reversal of any such reserve shall be added back in the determination of Net Proceeds.

     "Paying Agent" means Marine Midland Bank.

     "Permitted Investments" means (a) any Investment in the Company or in a Wholly Owned Subsidiary of the Company (other than an Acquisition Subsidiary or a Subsidiary thereof); (b) any Investment in Cash or Cash Equivalents; (c) any Investment by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Subsidiary of the Company (other than an Acquisition Subsidiary or a Subsidiary thereof) or
(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary of the Company (other than an Acquisition Subsidiary or a Subsidiary thereof); (d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Certain Covenants--Asset Sales"; (e) any obligations or shares of Capital Stock received in connection with or as a result of bankruptcy, workout or reorganization of the issuer of such obligations or shares of Capital Stock;
(f) any Investment received involuntarily; (g) any Investment existing on the date of the Indenture; (h) Investments by the Company or any Subsidiary of the Company in Permitted Lines of Business that do not exceed $5.0 million in the aggregate at any one time outstanding; (i) Investments by any Acquisition Subsidiary or any Subsidiary of an Acquisition Subsidiary in Permitted Lines of Business (without regard to the aggregate amount thereof) but excluding any Investment in Capital Stock or Indebtedness of the Company or any of its Subsidiaries (other than an Acquisition Subsidiary or any Subsidiary thereof),
(j) Investments representing loans or advances made to employees in the ordinary course of business not exceeding $500,000 at any one time; and (k) Investments representing loans or advances made to independent sales representatives made in the ordinary course of business.

     "Permitted Liens" means (i) Liens on assets of the Company or its Subsidiaries securing the Bank Credit Facility; (ii) Liens on assets of the Company or its Subsidiaries securing Senior Indebtedness which is permitted by the terms of the Indenture to be incurred; (iii) Liens securing Existing Indebtedness; (iv) Liens in favor of the Company; (v) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were not incurred in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or any Subsidiary of the Company; (vi) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were not incurred in contemplation of such acquisition and do not extend to any assets other than those so acquired by the Company or any Subsidiary of the Company; (vii) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (or to secure reimbursement obligations in respect of letters of credit issued in connection with any of the foregoing obligations); (viii) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (v) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness; (ix) Liens existing on the Issue Date; (x) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (xi) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary; (xii) Liens to secure any Indebtedness which is pari passu with or subordinate in right of payment to the Notes, where (a) in the case of any Lien securing Indebtedness that is pari passu in right of payment with the Notes, all obligations with respect to the Notes are secured on an equal and ratable basis with the Indebtedness so secured and (b) in the case of any Lien securing Indebtedness that is subordinated in right of payment to the Notes, all obligations with respect to the Notes are secured on a senior basis reflecting the subordination of the Indebtedness so secured on terms substantially similar to, or more favorable to senior creditors than, those contained in the Indenture, in each case, until such time as such pari passu or subordinated Indebtedness is no longer secured by such Lien, at which time such Lien securing the Notes shall be automatically released; (xiii) Liens granted by an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary to secure Indebtedness incurred by such Acquisition Subsidiary or Subsidiary of an Acquisition Subsidiary which is permitted by the terms of the Indenture.

     "Permitted Line of Business" means (i) the scholastic, graduation-related and commemorative products business, the fine paper and non-textbook graphics products business, the recognition, affinity and insignia products business, and such business activities as are incidental or related thereto, and (ii) such other businesses as the Company or its Subsidiaries are engaged in on the Issue Date.

     "Permitted Refinancing Debt" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries (other than an Acquisition Subsidiary or a Subsidiary of an Acquisition Subsidiary); provided that, except with respect to Indebtedness incurred to repay, repurchase, redeem or defease all of the outstanding Notes at one time: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of up to six months of accrued and unpaid interest on such Indebtedness and reasonable premiums, fees and expenses incurred in connection therewith); (ii) such Permitted Refinancing Debt has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Debt has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, limited or general partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any Person, all Capital Stock of such Person of any class or classes (however designated, whether voting or non-voting) that ranks prior, as to distribution in profit or liquidation, to shares of Common Stock of such Person.

     "Public Equity Offering" means any underwritten primary public offering of the Common Stock or other Voting Stock of the Company, pursuant to an effective registration statement (other than a registration statement on Form S-4, Form S-8, or any successor or similar form) under the Securities Act.

     "Purchase Price" means the amount payable for the repurchase of any Note on a Purchase Date, exclusive of accrued and unpaid interest and Liquidated Damages (if any) thereon to the Purchase Date, unless otherwise specifically provided.

     "Redemption Price" means the amount payable for the redemption of any Note, exclusive of accrued and unpaid interest and Liquidated Damages (if any) thereon to the date of redemption, unless otherwise specifically provided.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Senior Representative" means any trustee, agent or representative (if any) for the holders of any Designated Senior Indebtedness.

     "Series A Preferred Stock" means the Series A preferred stock of the Company, par value $.01 per share.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

     "Subsidiary" of any Person means any other Person, the majority of the Voting Stock or other ownership interests having ordinary voting power to elect a majority of the board of directors of which is directly or indirectly owned by such Person.

     "U.S. Government Securities" shall mean securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America , the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Securities or a specific payment of interest on or principal of any such U.S. Government Securities held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Securities or the specific payment of interest on or principal of the U.S. Government Securities evidenced by such depository receipt.

     "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or other governing body of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person, all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares or, in the case of a Foreign Subsidiary of the Company, shares otherwise required by law to be owned by Persons domiciled in the jurisdiction in which such Subsidiary is organized, up to a maximum of 5% of the outstanding Capital Stock, Voting Stock or other ownership interests of such Subsidiary) is at the time owned by (i) such Person or (ii) one or more Wholly Owned Subsidiaries of such Person or (iii) such Person and one or more Wholly Owned Subsidiaries of such Person.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion sets forth the material U.S. federal income tax consequences of the exchange of Initial Notes for Exchange Notes and of the ownership and disposition of the Exchange Notes. The discussion does not deal with all possible tax consequences relating to an investment in the Exchange Notes. In particular, the discussion does not address the tax consequences under state, local and foreign tax laws. In addition, the discussion does not address U.S. federal income tax consequences to persons who do not hold the Exchange Notes as capital assets. The discussion also does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities and holders whose functional currency is not the dollar. Accordingly, each prospective investor should consult its own tax advisor regarding the tax consequences to it of an investment in the Exchange Notes. The following discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this Prospectus, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below, possibly with retroactive effect. As used herein, a U.S. Holder is a beneficial owner who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. A Non-U.S. Holder is a beneficial owner who is not a U.S. Holder.

     PERSONS CONSIDERING THE EXCHANGE OF INITIAL NOTES FOR EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

U.S. Holders

     The Company has been advised by its counsel, Schulte Roth & Zabel LLP, that, in their opinion, the exchange of Exchange Notes for Initial Notes pursuant to the Exchange Offer will be disregarded for federal income tax purposes, and each Exchange Note will be treated as a continuation of the corresponding Initial Note. Accordingly, holders of Initial Notes will not recognize gain or loss on the exchange, and will have a basis in the New Notes equal to their basis in the Old Notes.

     Interest on a Note will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's method of tax accounting. Upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized and the adjusted tax basis of the Note. Such gain or loss will be capital gain or loss if such Holder holds the Note as a capital asset, and will be long-term capital gain or loss if the Holder held the Note for more than one year at the time of such sale, exchange or retirement. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

     Income, Withholding and Estate Tax

     Under current U.S. federal income and estate tax law, and subject to the discussion below concerning backup withholding:

          (a) payments of principal, interest and premium on the Notes by the Company or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest, (i)
     (A) such Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code and
     (B) either (I) such Holder certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United

     States person and provides its name and address or (II) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from such Holder by it or by a financial institution between it and such Holder and furnishes the payer with a copy thereof; (ii) such Holder is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and such Holder or such Holder's agent provides U.S. Internal Revenue Service ("IRS") Form 1001 claiming the exemption; or (iii) such Holder conducts a trade or business in the United States to which the interest is effectively connected and such Holder or such Holder's agent provides an IRS Form 4224 (in which case interest on the Note would be subject to U.S. income tax as if such interest was earned by a U.S. Holder and, in the case of any such Holder that is a corporation, would be subject to the so-called "Branch Profits Tax" unless an applicable income tax treaty exempts such owner from the imposition of such tax); provided that in each such case, the relevant certification or IRS form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax and none of the persons receiving the relevant certification or IRS form has actual knowledge that the certification or any statement on the IRS form is false;

          (b) a Non-U.S. Holder of a Note will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of such Note, if (i) such gain is not effectively connected with a U.S. trade or business and (ii) in the case of an individual, such holder is not present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; and

          (c) a Note held by an individual who is not a citizen or resident of the United States at the time of his death will not be subject to U.S. federal estate tax as a result of such individual's death, provided that the individual does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and, at the time of such individual's death, payments with respect to such Note would not have been effectively connected to the conduct by such individual of a trade or business in the United States.

     If the conditions set forth in the preceding clause (a) are not satisfied, payments of interest and premium on the Exchange Notes would be subject to a 30% U.S. Federal Withholding Tax (or such lower rate as may apply pursuant to an applicable treaty).

     Proposed Regulations. On April 15, 1996, the IRS issued proposed Treasury Regulations that revise the procedures, discussed in the preceding paragraph
(a), for securing an exemption from U.S. federal withholding tax (the "Proposed Regulations"). If adopted in final form, the Proposed Regulations would apply to payments made on the Notes after December 31, 1997. In general, the Proposed Regulations would (a) provide additional methods for avoiding such withholding in the case of payment of "portfolio interest" described in clause (i) of such paragraph (a), (b) replace Forms 1001 and 4224 with a new Form W-8, and (c) require beneficial owners who claim entitlement to the benefits of a United States income tax treaty to include a taxpayer identification number that has been certified by the IRS on such Form W-8. Additionally, in the case of Notes held by a foreign partnership, the Proposed Regulations would require both that the certification described in clause (a)(i)(B) above be provided by the partners rather than by the foreign partnership and that the partnership provide certain information, including a taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if they are adopted.

Backup Withholding and Information Reporting

     In general, information reporting requirements will apply to payments of principal, interest, and premium on the Notes, and to the proceeds of the sale, exchange or retirement of a Note, other than to certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the holder fails to provide a taxpayer identification number or certificate of exempt status, or fails to report in full dividend and interest income. Any amounts withheld under backup withholding rules will be allowed as a refund or credit against such holder's

U.S. federal income tax liability provided the required information is furnished to the IRS. Under current Treasury Regulations, backup withholding will not apply to payments of (i) principal, premium or interest made outside the United States on the Notes if the certifications described in paragraph (a)(i)(B) under "U.S. Holders", above, are received, provided, in each case, that the Company or such paying agent, as the case may be, does not have actual knowledge that the payee is a U.S. person and (ii) dividends that are subject to withholding at the 30% rate (or lower treaty rate) discussed above.

                              PLAN OF DISTRIBUTION

     Except as described below, a broker-dealer may not participate in the Exchange Offer in connection with a distribution of the Exchange Notes. A broker-dealer that participates in the Exchange Offer in connection with a distribution of the Exchange Notes would be deemed an underwriter in connection with such distribution, and such broker-dealer would be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any such secondary resale transactions. Any broker-dealer who holds Initial Notes that are Transfer Restricted Securities and that were acquired for its own account as a result of market-making activities or other trading activities (other than Transfer Restricted Securities acquired directly from the Company or an affiliate of the Company), may exchange such Initial Notes pursuant to the Exchange Offer; however, such broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act and must therefore deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the Exchange Notes received by such broker-dealer in the Exchange Offer, which prospectus delivery requirement may be satisfied by the delivery by such broker-dealer (other than an "affiliate" of the Company) of the Prospectus contained in this Registration Statement. The Company has agreed that for a period of one year from the date on which the Registration Statement of which this Prospectus is a part is declared effective, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of one year from the date on which the Registration Statement of which this Prospectus is a part is declared effective, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer other than certain applicable taxes and commissions or concessions of any brokers or dealers.

     The Company will indemnify the holders of the Initial Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     The validity of the Notes offered hereby and certain legal matters will be passed upon for the Company by Schulte Roth & Zabel LLP, New York, New York.

                                     EXPERTS

     The balance sheet of CBI as of November 30, 1996 (and the accompanying footnote) included in this Prospectus has been audited by Arthur Andersen LLP, independent public accountants, and is included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of ArtCarved included in this Prospectus to the extent and for the periods indicated in their report dated November 13, 1996 (except for the matter discussed in Note 12, for which the date is December 16, 1996), have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Balfour included in this Prospectus to the extent and for the periods indicated in their report dated September 30, 1996 (except for the matter discussed in Note 10, for which the date is December 30, 1996), have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                         INDEX TO FINANCIAL STATEMENTS

                           COMMEMORATIVE BRANDS, INC.

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................        F-2
Balance Sheet as of November 30, 1996 and Notes to Balance Sheet...........................................        F-3

                               CJC HOLDINGS, INC.

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................        F-4
Balance Sheets as of August 27, 1994, August 26, 1995, August 31, 1996 and
  November 30, 1996 (Unaudited)............................................................................        F-5
Statements of Income (Loss) for the Years Ended August 27, 1994, August 26, 1995 and August 31, 1996 and to
  the Three Months Ended November 25, 1995 (Unaudited) and
  November 30, 1996 (Unaudited)............................................................................        F-6
Statements of Changes in Advances and Equity (Deficit) for the Years Ended August 27, 1994, August 26, 1995
  and August 31, 1996 and to the Three Months Ended November 25, 1995 and November 30, 1996 (Unaudited)....        F-7
Statements of Cash Flows for the Years Ended August 27, 1994, August 26, 1995
  and August 31, 1996 and the Three Months Ended November 25, 1995 (Unaudited) and
  November 30, 1996 (Unaudited)............................................................................        F-8
Notes to Financial Statements..............................................................................        F-9

                           L.G. BALFOUR COMPANY, INC.

Report of Independent Public Accountants.............................................       F-22
Balance Sheets as of February 27, 1994, February 26, 1995, February 25, 1996 and
  November 24, 1996 (Unaudited)......................................................       F-23
Statement of Operations for the Years ended February 27, 1994, February 26, 1995 and
  February 25, 1996 and for the Nine Months Ended November 26, 1995 (Unaudited) and
  November 24, 1996 (Unaudited)......................................................       F-24
Statements of Stockholder's Equity for the Years Ended February 27, 1994, February
  26, 1995, and February 25, 1996 and for the Nine Months Ended November 24, 1996
  (Unaudited)........................................................................       F-25
Statements of Cash Flows for the Years Ended February 27, 1994, February 26, 1995 and
  February 25, 1996 and for the Nine Months Ended November 26, 1995 (Unaudited) and
  November 24, 1996 (Unaudited)......................................................       F-26
Notes to Financial Statements (Including Data Applicable to Unaudited Periods).......       F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of Commemorative Brands, Inc.:

      We have audited the accompanying balance sheet of Commemorative Brands, Inc. (a Delaware corporation and the "Company"), as of November 30, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

      We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also incudes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of November 30, 1996, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

      Houston, Texas
      March 24, 1997

                           COMMEMORATIVE BRANDS, INC.
                                  BALANCE SHEET
                                NOVEMBER 30, 1996

ASSETS
CURRENT ASSETS:
  Cash...........................................................    $10
                                                                  ---------
    Total current assets.........................................     10
NONCURRENT ASSETS:...............................................     -
                                                                  ---------
    Total assets.................................................    $10
                                                                  ---------

LIABILITIES AND STOCKHOLDERS EQUITY
LIABILITIES:.....................................................     $-
Common Stock, $.01 par value, 1000 shares
  authorized, 100 issued.........................................     10
Additional paid-in capital.......................................     -
Retained earnings................................................     -
                                                                  ---------
    Total stockholders' equity...................................     10
                                                                  ---------
Total liabilities and stockholders' equity.......................    $10
                                                                  =========

      Castle Harlan Partners II, L.P. formed Commemorative Brands, Inc. (formerly Scholastic Brands, Inc.) (the "Company") on March 28, 1996, for the purpose of acquiring the class rings business of CJC Holdings, Inc. ("ArtCarved") and L.G. Balfour Company, Inc., a wholly-owned subsidiary of Town & Country Corporation ("Balfour"). The Company had no business activity from the date of incorporation (except for its formation, the negotiation of the acquisitions and the financing thereof, and the initial funding of $10) until it purchased the assets, rights, claims and contracts of ArtCarved and Balfour on December 16, 1996 (the "Closing Date"). At that time, the capitalization of the Company was as follows (in thousands):

Total debt (including current maturities):

  Revolving Credit and Gold Facilities.......................... $ 11,201
  Term Loan Facility............................................   25,000
  11% Senior Subordinated Notes due 2007                           90,000
                                                                 --------
Total debt......................................................  126,201
                                                                 --------
Stockholders' equity:
  Preferred stock...............................................   47,500
  Common Stock..................................................    2,500
                                                                 --------
  Total stockholders' equity....................................   50,000
                                                                 --------
Total capitalization............................................ $176,201
                                                                 ========
----------
Includes $10.0 million of Series A Preferred Stock and $37.5 million of Series B Preferred Stock.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors,
CJC Holdings, Inc.:

    We have audited the accompanying balance sheets of the class rings business (the Business) of CJC Holdings, Inc. (a Texas corporation), as of August 27, 1994, August 26, 1995, and August 31, 1996, and the related statements of income
(loss), changes in advances and equity (deficit) and cash flows for each of the three fiscal years ended August 31, 1996. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 1, the Business has been a member of a group of affiliated entities and, as disclosed in the financial statements, has many transactions with other members of the group and is allocated certain costs within the group. Because of these relationships, the terms of some or all of the transactions and allocations between the Business and affiliated entities included in the accompanying financial statements are not necessarily indicative of those which would have resulted had the Business operated as a stand-alone entity.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Business (as defined above) as of August 27, 1994, August 26, 1995, and August 31, 1996, and the results of its operations and its cash flows for each of the three fiscal years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.

    As discussed in Note 2 to the consolidated financial statements, effective September 1, 1993, the Business changed its fiscal year to a 52/53-week fiscal year.

                                                    /S/ ARTHUR ANDERSEN LLP

    Houston, Texas
    November 13, 1996
    (except for the matter discussed in Note 12, for which the date is December 16, 1996)

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

                                 BALANCE SHEETS

    AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996, AND NOVEMBER 30, 1996

                             (DOLLARS IN THOUSANDS)

                                                                     AUGUST 27,   AUGUST 26,   AUGUST 31,
                                                                        1994         1995         1996
                                                                     -----------  -----------  -----------  NOVEMBER 30,
                                                                                                                1996
                                                                                                            ------------
                                                                                                            (UNAUDITED)
                                                         ASSETS

CURRENT ASSETS:
  Cash.............................................................   $  --        $  --        $  --        $    4,456
  Receivables--
    Trade, net of allowance for doubtful accounts of $540, $630,
      $633, and $701                                                  $   8,072    $   9,312    $   8,959    $   14,248
    Other..........................................................         250          554          432           433
  Inventories......................................................       4,081        3,902        5,402         5,298
  Prepaid expenses.................................................       2,209        2,495        2,115           784
                                                                     -----------  -----------  -----------  ------------
        Total current assets.......................................      14,612       16,263       16,908        25,219
PROPERTY, PLANT AND EQUIPMENT, at cost, net of accumulated
 depreciation of $11,373, $13,037 and $14,884......................      12,692       12,148       11,149        10,848
TRADEMARKS, net of accumulated amortization of $4,275, $4,950 and
 $5,626............................................................      22,725       22,050       21,421        21,207
GOODWILL, net of accumulated amortization of $2,457, $2,846 and
 $3,232............................................................      13,059       12,670       12,284        12,186
IDENTIFIABLE INTANGIBLE ASSETS, net of accumulated amortization of
 $2,846, $3,296 and $3,745.........................................       2,974        2,524        2,075         1,963
OTHER ASSETS, net of accumulated amortization of $15,575, $21,070
 and $22,731.......................................................      12,838       10,300       10,705        11,970
                                                                     -----------  -----------  -----------  ------------
        Total assets...............................................   $  78,900    $  75,955    $  74,542    $   83,393
                                                                     -----------  -----------  -----------  ------------
                                                                     -----------  -----------  -----------  ------------

                                       LIABILITIES, ADVANCES AND EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable.................................................   $   2,649    $   2,344    $   1,953    $    2,385
  Accrued interest payable.........................................      12,708       10,229        1,429         2,345
  Accrued expenses.................................................       1,705        2,054        2,088         4,312
  Gold loan........................................................      14,614       14,614        6,375         2,116
  Current portion of long-term debt................................      --            8,200        2,000        --
                                                                     -----------  -----------  -----------  ------------
        Total current liabilities..................................      31,676       37,441       13,845        11,158
LONG-TERM DEBT, net of current maturities..........................      98,728       91,700       89,221        80,144
COMMITMENTS AND CONTINGENCIES
ADVANCES AND EQUITY (DEFICIT)......................................     (51,504)     (53,186)     (28,524)       (7,909)
                                                                     -----------  -----------  -----------  ------------
        Total liabilities, advances and equity (deficit)...........   $  78,900    $  75,955    $  74,542    $   83,393
                                                                     -----------  -----------  -----------  ------------
                                                                     -----------  -----------  -----------  ------------

   The accompanying notes are an integral part of these financial statements.

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

                          STATEMENTS OF INCOME (LOSS)

   FOR THE YEARS ENDED AUGUST 27, 1994, AUGUST 26, 1995, AND AUGUST 31, 1996
     AND FOR THE THREE MONTHS ENDED NOVEMBER 25, 1995 AND NOVEMBER 30, 1996

                             (DOLLARS IN THOUSANDS)

                                                            FISCAL YEAR ENDED            FOR THE THREE MONTHS ENDED
                                                  -------------------------------------  --------------------------
                                                  AUGUST 27,   AUGUST 26,   AUGUST 31,   NOVEMBER 25,  NOVEMBER 30,
                                                     1994         1995         1996          1995          1996
                                                  -----------  -----------  -----------  ------------  ------------

                                                                                                (UNAUDITED)
NET SALES.......................................   $  69,820    $  71,994    $  70,671    $   21,923    $   21,963
COST OF SALES...................................      30,572       32,879       32,655         9,209          9626
                                                  -----------  -----------  -----------  ------------  ------------
      Gross profit..............................      39,248       39,115       38,016        12,714        12,337
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES....     (26,618)     (28,224)     (27,940)       (8,484)       (8,110)
RESTRUCTURING CHARGES...........................      --           (3,244)      --            --            --
                                                  -----------  -----------  -----------  ------------  ------------
OPERATING INCOME................................      12,630        7,647       10,076         4,230         4,227
INTEREST INCOME.................................         463          995          651           151            78
INTEREST EXPENSE................................     (11,969)     (14,608)     (12,558)       (3,506)        (2581)
                                                  -----------  -----------  -----------  ------------  ------------
  Income (loss) before income tax expense.......       1,124       (5,966)      (1,831)          875         1,724
INCOME TAX EXPENSE..............................        (137)      --           --            --
                                                  -----------  -----------  -----------  ------------  ------------
NET INCOME (LOSS)...............................   $     987    $  (5,966)   $  (1,831)   $      875    $    1,724
                                                  -----------  -----------  -----------  ------------  ------------
                                                  -----------  -----------  -----------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

             STATEMENTS OF CHANGES IN ADVANCES AND EQUITY (DEFICIT)

   FOR THE YEARS ENDED AUGUST 27, 1994, AUGUST 26, 1995, AND AUGUST 31, 1996

                AND FOR THE THREE MONTHS ENDED NOVEMBER 30, 1996

                             (DOLLARS IN THOUSANDS)

BALANCE AT AUGUST 31, 1993........................................................  $ (27,931)
Net decrease in advances from parent..............................................    (24,560)
Net income for the year ended August 27, 1994.....................................        987
                                                                                    ---------
BALANCE AT AUGUST 27, 1994........................................................    (51,504)
Net increase in advances from parent..............................................      4,284
Net loss for the year ended August 26, 1995.......................................     (5,966)
                                                                                    ---------
BALANCE AT AUGUST 26, 1995........................................................    (53,186)
Net increase in advances from parent..............................................     26,493
Net loss for the year ended August 31, 1996.......................................     (1,831)
                                                                                    ---------
BALANCE AT AUGUST 31, 1996........................................................    (28,524)
Net increase in advances from parent..............................................     18,891
Net income for the three months ended November 30, 1996...........................      1,724
                                                                                    ---------
BALANCE AT NOVEMBER 30, 1996 (Unaudited)..........................................  $  (7,909)
                                                                                    ---------
                                                                                    ---------

   The accompanying notes are an integral part of these financial statements.

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

                            STATEMENTS OF CASH FLOWS

   FOR THE YEARS ENDED AUGUST 27, 1994, AUGUST 26, 1995, AND AUGUST 31, 1996
     AND FOR THE THREE MONTHS ENDED NOVEMBER 25, 1995 AND NOVEMBER 30, 1996

                             (DOLLARS IN THOUSANDS)

                                                                                               FOR THE THREE MONTHS ENDED
                                                                 FOR THE YEARS ENDED
                                                        -------------------------------------  --------------------------
                                                        AUGUST 27,   AUGUST 26,   AUGUST 31,   NOVEMBER 25,  NOVEMBER 30,
                                                           1994         1995         1996          1995          1996
                                                        -----------  -----------  -----------  ------------  ------------

                                                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...................................  $       987   $ (5,966)   $   (1,831)   $      875    $    1,724
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities--
    Deferred income tax expense.......................          137          --            --           --            --
    Depreciation......................................        1,395       1,664         1,843          455           483
    Amortization of other assets......................        3,299       3,950         3,172          809           981
    Provisions for doubtful accounts..................          292         522           596          118           108
    Discount accretion................................          242       1,172            --           --            --
    Restructuring charges.............................           --       3,244            --           --            --
    Change in assets and liabilities:
      Increase in receivables.........................        (942)     (2,066)         (121)      (5,542)       (5,398)
      (Increase) decrease in inventories..............        (992)         179       (1,500)      (1,424)           104
      (Increase) decrease in prepaid expenses.........        (578)       (286)         1,880        1,723         1,331
      Increase in other assets........................      (4,179)     (3,138)       (2,113)        (724)       (1,822)
      Increase (decrease) in accounts payable.........          533       (305)         (391)          243           432
      Increase (decrease) in accrued expenses.........       10,938     (2,134)           128         2954         3,140
                                                        -----------  -----------  -----------  ------------  ------------
    Net cash provided by (used in) operating
      activities......................................       11,132     (3,164)         1,663        (513)         1,083
                                                        -----------  -----------  -----------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment..........      (1,186)     (1,120)         (844)         (52)         (182)
                                                        -----------  -----------  -----------  ------------  ------------
    Net cash used in investing activities.............      (1,186)     (1,120)         (844)         (52)         (182)
                                                        -----------  -----------  -----------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in advances..............................     (24,560)       4,284        15,620          565        18,891
  Note payments.......................................           --          --      (16,439)           --      (15,336)
  Note borrowings.....................................       14,614          --            --           --            --
                                                        -----------  -----------  -----------  ------------  ------------
    Net cash provided by (used in) financing
      activities......................................      (9,946)       4,284         (819)          565         3,555
                                                        -----------  -----------  -----------  ------------  ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.........................................           --          --            --           --         4,456
CASH AND CASH EQUIVALENTS, beginning of period........           --          --            --           --            --
                                                        -----------  -----------  -----------  ------------  ------------
CASH AND CASH EQUIVALENTS, end of period..............  $        --   $      --   $        --   $       --    $    4,456
                                                        -----------  -----------  -----------  ------------  ------------
                                                        -----------  -----------  -----------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

                         NOTES TO FINANCIAL STATEMENTS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND BASIS OF FINANCIAL STATEMENT PRESENTATION:

    The accompanying financial statements represent the class rings business (the Business) of CJC Holdings, Inc. (CJC). Since the Business is not operated nor accounted for as a separate entity for the periods presented in the accompanying financial statements, it was necessary for management to make allocations (carve-outs) for certain accounts to reflect the financial statements of the Business. Management considers the allocations to be reasonable and believes the accompanying financial statements materially represent the operations of the Business on a stand-alone basis. Selling, general and administrative expenses from the operations of the Business as shown in the accompanying statements of income (loss) represent all the expenses incurred by CJC excluding only the expenses directly related to the non-Business operations of CJC. CJC has entered into an agreement to sell the assets of the Business as defined (see Note 12), and CJC intends to use the sale proceeds to repay its outstanding debt obligations. Accordingly, the debt obligations of CJC to be repaid with the sale proceeds have been recorded on the accompanying balance sheets with the offsetting charge included in the advances and equity (deficit) account, and the accompanying statements of income (loss) of the Business presented herein include all of CJC's debt-related interest expense on such debt obligations. Interest income of CJC is included in the statements of income (loss) since all excess cash balances are used to pay principal and interest on debt obligations.

    All cash balances are intended to remain with CJC after sale of the assets. No cash balances have been included in the accompanying balance sheets. All amounts due to/from CJC for the Business's operations have been included in advances and equity (deficit). Also, included in advances and equity (deficit) are all intercompany accounts.

    Although management considers the above allocation (carve-out) methods to be reasonable, due to the relationship between the Business and other operations and activities of CJC, the terms of some or all of the transactions and allocations discussed above may not necessarily be indicative of that which would have resulted had the Business been a stand-alone entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    FISCAL YEAR-END

    Effective September 1, 1993, CJC (and the Business) changed its fiscal year to a 52/53-week fiscal year ending on the last Saturday of August. This change in accounting period did not have a material effect on the Business's financial position or results of operations.

    INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method.

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided principally using the straight-line method based on estimated useful lives of the assets as follows:

DESCRIPTION                                                                     USEFUL LIFE
----------------------------------------------------------------------------  ----------------
Land improvements...........................................................  15 years
Buildings and improvements..................................................  10 to 25 years
Tools and dies..............................................................  5 to 10 years
Machinery and equipment.....................................................  3 to 10 years

    Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and betterments are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected as other income or expense for the period.

    INTANGIBLE ASSETS

    Costs in excess of fair value of net tangible assets acquired and related acquisition costs are included in goodwill and identifiable intangible assets in the accompanying balance sheets. Intangible assets are being amortized on a straight-line basis over their estimated lives, not exceeding 40 years.

    OTHER ASSETS

    Other assets include debt costs, software and software development costs, and engineering and design costs. Debt costs are amortized over the lives of the specific debt instruments, one to six years. Software and software development have a useful life of three to five years, and engineering and design costs are amortized over six years.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Business' financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and long-term debt (including current maturities). The carrying amounts of the Business' cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. The fair value of the Business' long-term debt is estimated based on current rates offered to the Business for debt with the same or similar terms.

    CASH FLOWS

    Total cash interest paid during the fiscal years 1994, 1995 and 1996 was approximately $359,000, $15,905,000 and $12,464,000, respectively. Total cash paid for income taxes during the fiscal years 1994, 1995 and 1996 was approximately $159,000, $89,000 and $83,000, respectively. Noncash financing activities during the year ended August 31, 1996, include $7,021,000 of accrued interest, which was converted to New Subordinated Notes, and $7,500,000 of Original Subordinated Notes and $1,873,000 of related accrued interest that were both converted to Series 2 common stock (see Note 7).

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    ACCOUNTING FOR INCOME TAXES

    Effective September 1, 1992, CJC (and the Business) adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recorded for the tax consequences of applying currently enacted statutory tax rates applicable to differences between the financial reporting and income tax basis of assets and liabilities.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

    RECLASSIFICATIONS

    Certain reclassifications of amounts previously reported have been made to conform to the current-year presentation.

    SEASONALITY

    The Business's sales are highly seasonal. Historically, the Business has achieved its highest sales and income levels in its first fiscal quarter (September through November), followed in descending order by the third, second and fourth fiscal quarters. This is primarily due to the fall "back-to-school" selling season for class rings. The third fiscal quarter includes the spring semester school activities including graduation events, while the fourth fiscal quarter (and the second fiscal quarter to a lesser extent) includes the periods when school is not in session.

    CONCENTRATION OF CREDIT RISK

    Credit is extended to various companies in the retail industry which may be affected by changes in economic or other external conditions. The Business's policy is to manage its exposure to credit risk through credit approvals and limits.

    PENDING ACCOUNTING PRONOUNCEMENTS

    In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," which will be effective for fiscal year 1997. The statement sets forth guidelines regarding when to recognize an impairment of long-lived assets, including goodwill and other intangible assets, and how to measure such impairment. Management does not expect the adoption of SFAS No. 121 to have a significant effect on the Business's financial statements.

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    INTERIM FINANCIAL STATEMENTS

    The financial statements for the three months ended November 25, 1995, and November 30, 1996, are unaudited. In management's opinion, these unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial data for such periods. The unaudited results for the three months ended November 30, 1996, are not necessarily indicative of the results expected for the entire fiscal year.

3. RESTRUCTURING CHARGES:

    During fiscal 1995, the Business provided for restructuring charges totaling $3,244,000. Charges include professional advisory fees and the write-down of previously incurred financing costs.

4. INVENTORIES:

    Inventory components are as follows (in thousands):

                                                                 AUGUST 27,   AUGUST 26,   AUGUST 31,   NOVEMBER 30,
                                                                    1994         1995         1996          1996
                                                                 -----------  -----------  -----------  -------------
                                                                                                         (UNAUDITED)
Raw materials..................................................   $   2,150    $   2,699    $   4,007     $   3,601
Work in process................................................       1,253          890        1,010         1,155
Finished goods.................................................         678          313          385           542
                                                                 -----------  -----------  -----------       ------
                                                                  $   4,081    $   3,902    $   5,402     $   5,298
                                                                 -----------  -----------  -----------       ------
                                                                 -----------  -----------  -----------       ------

    Inventories are priced using the dollar-value LIFO link-chain method. The carrying value of LIFO inventories at August 27, 1994, August 26, 1995, August 31, 1996 and November 30, 1996, was approximately $519,000, $356,000, $355,000, and $132,000, respectively, greater than costs as determined by the first-in, first-out method.

    The cost elements of inventory include raw materials, labor and overhead and other manufacturing and production costs. Included in raw materials are supplies inventory of approximately $916,000, $486,000, $451,000 and $459,000 at August 27, 1994, August 26, 1995, August 31, 1996, and November 30, 1996, respectively. See Note 6 for discussion of gold inventory.

    Cost of sales includes depreciation and amortization of approximately $1,562,000, $1,674,000, $1,709,000 and $541,000 for the fiscal years 1994, 1995,
1996 and the three months ended November 30, 1996, respectively.

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

5. PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment is as follows (in thousands):

                                                                 AUGUST 27,   AUGUST 26,   AUGUST 31,   NOVEMBER 30,
                                                                    1994         1995         1996          1996
                                                                 -----------  -----------  -----------  ------------
                                                                                                        (UNAUDITED)
Land and improvements..........................................   $   4,742    $   4,742    $   4,742    $    4,742
Building and improvements......................................       4,922        5,089        5,172         5,363
Tools and dies.................................................       6,241        6,241        6,241         6,241
Machinery and equipment........................................       8,160        9,113        9,878         9,869
                                                                 -----------  -----------  -----------  ------------
                                                                     24,065       25,185       26,033        26,215
Less--Accumulated depreciation.................................     (11,373)     (13,037)     (14,884)      (15,367)
                                                                 -----------  -----------  -----------  ------------
                                                                  $  12,692    $  12,148    $  11,149    $   10,848
                                                                 -----------  -----------  -----------  ------------
                                                                 -----------  -----------  -----------  ------------

6. GOLD LOAN:

    As a means of hedging against gold market price fluctuations and financing its needs for gold in the manufacturing process, CJC had historically entered into a fee-bearing gold consignment agreement with a bank (the Consignor). During the term of the consignment agreement, title to the gold covered by the consignment remained with the Consignor. CJC had a credit facility with a bank which provided for a $25,000,000 letter-of-credit facility which could be utilized to request letters of credit pursuant to the gold consignment agreement. The consignment agreement expired in June 1994 and was not renewed. In connection with the expiration of the gold consignment agreement, the Consignor presented to the bank a draft for payment under the letter of credit in the amount of $14,614,255, and such draft was honored by the bank in that amount. The amount invoiced CJC was for 38,053 ounces of gold at a price of $384.05 per ounce. At August 27, 1994, August 26, 1995, August 31, 1996, and
November 30, 1996 there are 7,439, 9,327, 10,555 and 10,319 ounces of gold, respectively, with an approximate market value of $2,851,000, $3,573,000, $4,079,000, and $3,849,000, respectively, included in the Business's balance sheets. Although a substantial amount of gold is held by other operations of CJC and serves as collateral for the loan, the entire Gold Loan is to be paid with the proceeds from the asset sale and, therefore, the full amount of the loan is included in the Business's balance sheets. See Note 7 for a discussion regarding the refinancing of the Gold Loan.

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

7. LONG-TERM DEBT:

    Long-term debt consists of the following (in thousands):

                                                                 AUGUST 27,   AUGUST 26,   AUGUST 31,   NOVEMBER 30,
                                                                    1994         1995         1996          1996
                                                                 -----------  -----------  -----------  ------------
                                                                                                        (UNAUDITED)
Senior secured notes...........................................   $  64,900    $  64,900    $  56,700    $   45,623
Senior subordinated notes, net of unamortized discount of
  $1,172, $--, $-- and $--, respectively.......................      33,828       35,000       34,521        34,521
                                                                 -----------  -----------  -----------  ------------
                                                                     98,728       99,900       91,221        80,144
Less--Current portion..........................................      --           (8,200)      (2,000)       --
                                                                 -----------  -----------  -----------  ------------
Long-term debt.................................................   $  98,728    $  91,700    $  89,221    $   80,144
                                                                 -----------  -----------  -----------  ------------
                                                                 -----------  -----------  -----------  ------------

    The following is a summary of scheduled debt maturities by fiscal year (in thousands):

1997...............................................................  $   2,000
1998...............................................................      4,000
1999...............................................................     10,677
2000...............................................................     40,023
2001...............................................................     --
Thereafter.........................................................     34,521
                                                                     ---------
                                                                     $  91,221
                                                                     ---------
                                                                     ---------

    In November 1995, CJC's board of directors, shareholders and principal creditors approved its Restructuring Plan and the Plan and Agreement of Merger (as defined) whereby CJC's common and preferred shareholders agreed to a recapitalization, and holders of senior secured, senior subordinated notes and the Gold Loan agreed to restructure their debt obligations. On March 12, 1996, the Restructuring Agreement was consummated. It is anticipated that the debt obligations discussed below will be paid with the proceeds of the asset sale of the Business and, therefore, they are included in the Business's financial statements.

    The significant components of the restructuring and recapitalization are as follows:

        a. New capital stock consisting of 30,000,000 authorized shares of common stock designated as either Series 1, Series 2 or Series 3, as defined, of CJC Newco, Inc. (Newco), was authorized and issued in the following order:

           (1) The holder of CJC's Series A preferred stock received an aggregate of 100 percent or 8,750,000 shares of the Series 1 common stock, such number to be reduced by that number of shares of Series 1 common stock to be issued to the subordinated noteholders.

           (2) A holder of CJC's senior subordinated notes due 1998 and 1999 (the Original Subordinated Notes), pursuant to the restructuring, received 4,410,000 shares of the Series 1 common stock in lieu of debt of CJC. Holders of CJC's Original Subordinated Notes also received 94,000 shares of the Series 1 common stock as compensation for a payment-in-kind
       (PIK), nondefault

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

7. LONG-TERM DEBT: (CONTINUED)
       rate interest option, as defined, contained in CJC's new senior subordinated notes due 2002 (the New Subordinated Notes). In addition, 974,000 shares of the Series 1 common stock authorized to be issued to the holders of CJC's New Subordinated Notes were not issued as of the Restructuring Date but were reserved for issuance in accordance with the terms of the New Subordinated Note agreement and the new shareholders' agreement.

           (3) The holders of CJC's Series B preferred stock received an aggregate of 1,249,020 shares of Series 2 common stock. Each such holder received 11.67 shares of Series 2 common stock for each previously held share of Series B preferred stock.

           (4) Previous holders of CJC's common stock received an aggregate of 9,992,317 shares of Series 3 common stock. Each such holder received 4.20 shares of Series 3 common stock for each previously held share of common stock.

           (5) Holders of CJC's warrants issued in 1990 received new warrants to purchase 3,023,623 shares of Series 3 common stock. These warrants expired on June 30, 1996. All other existing warrants, rights or options outstanding immediately prior the to Merger were canceled and extinguished.

           Effective June 30, 1996, the Series 3 shares were redeemed at $0.001 per share.

        b. Holders of CJC's Floating Rate Senior Secured Notes, Series A due 1996 (the Series A Notes), and holders of CJC's 12.12 percent Senior Secured Notes, Series B-2 due 1998 (the Series B Notes, and together with the Series A Notes, the Original Senior Notes), received all accrued interest on the unpaid principal amount of such notes. Pursuant to the terms of a Senior Note Purchase Agreement, the holders of the Series A Notes received New Series A Notes and the holders of Series B Notes received New Series B Notes.

        The New Series A Notes were issued in the aggregate principal amount of $14,677,000, the outstanding principal balance on the Restructuring Data. The New Series A Notes are mandatorily redeemable under certain circumstances. The maturity date of the New Series A Notes shall be July 15, 1999, and such notes bear interest at the Eurodollar Rate, as defined, plus
    2.25 percent. In addition, the principal of the New Series A Notes will be repaid in installments of $2.0 million on each semiannual period currently anticipated to commence no later than July 15, 1997. Interest on the New Series A Notes is due on the 15th day of each quarter, beginning April 15, 1996.

        The New Series B Notes were issued in the aggregate principal amount of $42,023,000, the outstanding principal balance on the Restructuring Date. The New Series B Notes are mandatorily redeemable under certain circumstances. The maturity date of the New Series B Notes shall be July 15, 2000 and bear interest at the rate of 12.12 percent. The New Series B Notes shall be payable in full at maturity. After the New Series A Notes have been repaid in full, the $2.0 million semiannual principal repayments shall be applied to the New Series B Notes. Interest on the New Series B Notes shall be due on the 15th day of each quarter beginning April 15, 1996. Finally, the holders of the New Series B Notes may be entitled to certain "make-whole" payments on the original amount issued once the New Series A Notes have been repaid in full or replaced. The New Series A Notes and New Series B Notes shall be secured by substantially all of CJC's assets.

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

7. LONG-TERM DEBT: (CONTINUED)
        Under the terms of the New Series A Notes and New Series B Notes, CJC, among other restrictions, will be required to maintain a current ratio, as defined (excluding current maturities of Funded Debt), of 3.2 to 1.0 for the period March 12, 1996, to February 28, 1998, and 2.5 to 1.0 for the period March 1, 1998, to maturity, minimum shareholders' equity (deficit), as defined, of $(8,000,000) for the period March 12, 1996, to June 30, 1996, $(9,000,000) for the period July 1, 1996, to May 31, 1997, $(10,000,000) for the period June 1, 1997, to November 30, 1997, and beginning to increase to $(5,000,000) until maturity, and an interest coverage ratio, as defined, of
    1.25 to 1.0 for the period March 12, 1996, to February 28, 1998, 1.50 to 1.0 for the period March 1, 1998, to August 31, 1999, and 1.75 to 1.0 for the period September 1, 1999, to maturity. CJC will also have certain limitations relating to additional debt, liens, mergers, asset sales transactions, restricted investments and payments of dividends and is obligated to make certain reports periodically to the lenders. As of August 31, 1996, CJC was in compliance with these covenants.

        c. Holders of CJC's Original Subordinated Notes in the amount of $35,000,000 were issued either (1) New Subordinated Notes having an aggregate principal amount equal to the unpaid principal under the Original Subordinated Notes plus accrued interest through June 30, 1995, as well as shares of Series 1 common stock as described in a.(2) above, or (2) New Subordinated Notes having an aggregate principal amount equal to 50 percent of the unpaid principal under the Original Subordinated Notes plus accrued interest through June 30, 1995, as well as shares of Series 1 common stock as described in a.(2) above. One holder elected to convert 50 percent of its Original Subordinated Notes (principal amount of $7,500,000 plus accrued interest through June 30, 1995, of approximately $1,873,000) into Series 1 common stock.

        The New Subordinated Notes have a maturity of July 15, 2002, with certain Mandatory Prepayments, as defined, based upon Net Cash Proceeds, as defined. The New Subordinated Notes are subordinate to the New Senior Notes and the New Gold Notes. The New Subordinated Notes have loan covenants that are substantially identical to the New Senior Notes. Finally, the holders of the New Subordinated Notes may be entitled to certain "make-whole" payments on the original amount issued if both the New Senior Notes and New Subordinated Notes are repaid in full prior to March 1997.

        d. Each Gold Loan holder shall receive a new promissory note evidencing the existing obligation having a maturity date of February 28, 1997 (the New Gold Notes). The New Gold Notes shall be issued in an aggregate principal amount of $8,641,125, the outstanding principal balance on the Restructuring Date. The New Gold Notes shall bear interest at the lesser of the (1) Alternate Base Rate, as defined, plus 1.5 percent or (2) the Highest Lawful Rate, as defined. Principal payments under the New Gold Notes are $2,267,000 and $6,374,125 for fiscal years 1996 and 1997, respectively. CJC shall prepay the New Gold Notes using available Net Cash Proceeds, as defined. The New Gold Notes shall be secured by substantially all of CJC's assets.

        In connection with the New Gold Notes, CJC purchased options for 24,053 ounces of gold, exercisable at $384.05 per ounce. The total premiums for fiscal 1996 relating to these options were approximately $238,000. As of August 31, 1996, CJC has options on 17,800 ounces of gold outstanding which expire March 28, 1997. CJC is required to purchase the options under the New Gold Notes to

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

7. LONG-TERM DEBT: (CONTINUED)
    hedge the collateral against changing gold prices. CJC does not engage in gold option speculation. CJC has not recorded any significant gains or losses related to such options as the price of gold has not fluctuated significantly.

        Under the terms of the New Gold Notes, CJC, among other restrictions, will be required to maintain a current ratio, as defined (excluding current maturities of Funded Debt), of 3.2 to 1.0, minimum shareholders' equity (deficit), as defined, of $(8,000,000) for the period March 12, 1996, to June 30, 1996, and $(9,000,000) for the period July 1, 1996, to maturity, and an interest coverage ratio, as defined, of 1.25 to 1.0. CJC will also have certain limitations relating to additional debt, liens, mergers, asset sales transactions, restricted investments and payments of dividends and is obligated to make certain reports periodically to the lenders. As of August 31, 1996, CJC was in compliance with these covenants.

    Management believes the carrying amount of long-term debt, including the current maturities, approximated fair value as of August 31, 1996, based upon current rates offered for debt with the same or similar debt terms.

    Subsequent to year-end, CJC was not in compliance with certain financial covenants and, accordingly, applied for and has been granted a necessary waiver through October 31, 1996, and an amendment with respect to such covenants from its lenders.

8. INCOME TAXES:

    For federal income tax purposes, the Business's operating results have been included in CJC's consolidated federal income tax return. For financial reporting purposes, the Business has provided federal income taxes as if it were a stand-alone entity. However, since the Business is not a taxpaying entity with respect to federal income taxes, deferred income taxes payable have been included in the advances and equity (deficit) in the accompanying balance sheets.

    As discussed in Note 2, CJC (and the Business) adopted SFAS No. 109 as of the beginning of fiscal year 1993. Under SFAS 109, deferred tax assets and liabilities are computed based on the difference between the financial reporting and income tax bases of assets and liabilities applying currently enacted statutory tax rates. The components of deferred taxes of the Business are comprised of the following (in thousands):

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

8. INCOME TAXES: (CONTINUED)

                                                                                AUGUST 27,   AUGUST 26,   AUGUST 31,
                                                                                   1994         1995         1996
                                                                                -----------  -----------  -----------
Current deferred taxes--
  Gross assets................................................................   $     597    $   1,835    $   1,969
  Gross liabilities...........................................................        (508)        (385)        (328)
                                                                                -----------  -----------  -----------
      Total, net..............................................................          89        1,450        1,641
                                                                                -----------  -----------  -----------
Noncurrent deferred taxes--
  Gross assets................................................................       1,947        2,741        2,862
  Gross liabilities...........................................................      (1,586)      (1,318)      (1,067)
  Less--Valuation allowance...................................................        (450)      (2,873)      (3,436)
                                                                                -----------  -----------  -----------
      Total, net..............................................................         (89)      (1,450)      (1,641)
                                                                                -----------  -----------  -----------
Net deferred income taxes.....................................................   $  --        $  --        $  --
                                                                                -----------  -----------  -----------
                                                                                -----------  -----------  -----------

    The significant increase in the valuation allowance as of August 26, 1995, is due to the increase in deferred tax assets arising from the restructuring charges being reserved.

    The tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows (in thousands):

                                                                                AUGUST 27,   AUGUST 26,   AUGUST 31,
                                                                                   1994         1995         1996
                                                                                -----------  -----------  -----------
UNICAP........................................................................   $     597    $     587    $     658
Net operating loss and tax credit carryforwards...............................       1,947        2,741        2,862
Depreciation and amortization.................................................      (1,586)      (1,318)      (1,067)
Deferred advertising..........................................................        (399)        (385)        (328)
Other, net....................................................................        (109)       1,248        1,311
                                                                                -----------  -----------  -----------
Net deferred tax asset........................................................         450        2,873        3,436
Less--Valuation allowance.....................................................        (450)      (2,873)      (3,436)
                                                                                -----------  -----------  -----------
Net deferred tax liability....................................................   $  --        $  --        $  --
                                                                                -----------  -----------  -----------
                                                                                -----------  -----------  -----------

    The income tax provision for the fiscal year 1994, 1995 and 1996 consisted of the following (in thousands):

                                                                                                 FISCAL YEAR ENDED
                                                                                          -------------------------------
                                                                                            1994       1995       1996
                                                                                          ---------  ---------  ---------
Current.................................................................................  $  --      $  --      $  --
Deferred................................................................................     --         --         --
State Income taxes......................................................................       (137)    --         --
                                                                                          ---------  ---------  ---------
                                                                                          $    (137) $  --      $  --
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

8. INCOME TAXES: (CONTINUED)
    The following represents a reconciliation between tax computed by applying the 35 percent statutory income tax rate to income (loss) before income taxes and reported income tax expense for the years ended August 27, 1994, August 26, 1995, and August 31, 1996 (in thousands):

                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------
Pretax book income (loss).........................................................       35.0%     (35.0)%     (35.0)%
Permanent differences.............................................................       (8.7)       1.0        3.2
                                                                                    ---------  ---------  ---------
Addition to (utilization of) operating loss carryforwards.........................      (26.3)      34.0       31.8
                                                                                    ---------  ---------  ---------
                                                                                       --%        --%        --%
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    Since the Business's financial results have been included in CJC's consolidated federal income tax return, the Business's federal net operating tax losses and other credits have been included in CJC's income tax return. As a result, any carryovers of such losses or credits which might have existed had the Business reported on a stand-alone basis will not be available to the Business after the sale to Class Rings, Inc. is completed.

9. COMMITMENTS AND CONTINGENCIES:

    Various lawsuits and claims arising in the ordinary course of business are pending or threatened against CJC. While plaintiffs to these matters are seeking recoveries from CJC and other relief, management believes that the ultimate resolution of these matters will not have a material effect on CJC's financial position or results of operations.

10. LEASES:

    The Business leases certain of its manufacturing and office facilities and equipment, under various noncancelable operating leases. Expenses under all operating leases for the fiscal years ended August 27, 1994, August 26, 1995, and August 31, 1996, were approximately $784,000, $577,000 and $577,000, respectively. Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more are as follows at August 31, 1996.

Fiscal 1997.......................................................  $ 383,000
Fiscal 1998.......................................................    241,000
Fiscal 1999.......................................................    241,000
Fiscal 2000.......................................................     32,000
Fiscal 2001.......................................................     --
                                                                    ---------
                                                                    $ 897,000
                                                                    ---------
                                                                    ---------

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

11. EMPLOYEE BENEFIT PLANS:

    DEFINED BENEFIT PLAN

    CJC adopted an employee benefit plan for substantially all hourly class ring employees. The benefits were based on the employee's years of service. CJC's funding policy was to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act of 1974.

    The plan was frozen in 1989 and, effective September 5, 1995, the plan was terminated. Upon receiving a favorable determination on termination, dated December 1, 1995, all assets of the plan were distributed.

    The following components of net periodic pension income are presented for the hourly class ring employees' plan for the fiscal years ended August 27, 1994, August 26, 1995 and August 31, 1996:

                                                                                   1994        1995        1996
                                                                                ----------  ----------  ----------
Service cost, benefits earned during the year.................................  $   --      $   --      $   --
Interest cost of projected benefit obligation.................................      64,000      69,200      --
Actual return on plan assets..................................................     (43,900)    (51,800)     --
Net amortization and deferral.................................................     (40,300)    (50,800)     --
                                                                                ----------  ----------  ----------
Net periodic pension income...................................................  $  (20,200) $  (33,400) $   --
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

    Assumptions used in accounting for the pension plan for the fiscal years ended August 27, 1994, and August 26, 1995, are as follows:

                                                                                  1994       1995
                                                                                ---------  ---------
Discount rate.................................................................       7.85%      7.30%
Rate of increase in compensation levels.......................................        N/A        N/A
Expected long-term rate of return on assets...................................       8.75       7.30

    The following table sets forth the hourly class ring employees' plan's funded status and the amount recognized in the Business's balance sheets at August 27, 1994, August 26, 1995, and August 31, 1996, for the pension plan:

                                                                             1994          1995           1996
                                                                         ------------  -------------  ------------
Actuarial present value of benefit obligations--
  Accumulated benefit obligations, including vested benefits of
    $855,000, $1,139,000 and $-- at August 27, 1994, August 26, 1995,
    and August 31, 1996, respectively..................................  $   (882,000) $  (1,139,000) $    --
                                                                         ------------  -------------  ------------
Projected benefit obligation...........................................  $   (882,000) $  (1,139,000)      --
Plan assets at fair value..............................................     1,101,000      1,139,000       --
                                                                         ------------  -------------  ------------
Plan assets in excess of projected benefit obligation..................       219,000       --             --
Unrecognized net loss (gain)...........................................      (219,000)      --             --
Prior service cost not yet recognized in net periodic
  pension cost.........................................................       --            --             --
                                                                         ------------  -------------  ------------
Prepaid pension cost...................................................  $    --       $    --        $    --
                                                                         ------------  -------------  ------------
                                                                         ------------  -------------  ------------

                    CJC HOLDINGS, INC., CLASS RINGS BUSINESS

               AUGUST 27, 1994, AUGUST 26, 1995, AUGUST 31, 1996
                       AND NOVEMEBER 30, 1996 (UNAUDITED)

11. EMPLOYEE BENEFIT PLANS: (CONTINUED)
    401(K) PLAN

    CJC has a defined contribution plan that is available to all employees. Employees are eligible to make contributions to the plan after one year of employment. CJC does not make contributions to the plan but pays substantially all administrative fees related to the plan.

12. SALE OF CLASS RINGS BUSINESS:

    On December 16, 1996, (closing date) CJC completed the sale of substantially all of the properties, assets, rights, claims and contracts of CJC associated with the Business to Commemorative Brands, Inc. (formerly Scholastic Brands, Inc. which was formerly Class Rings, Inc.) (CBI). In consideration for the Business, CBI paid CJC in cash the sum of $97.8 million plus an amount equal to the Adjusted Working Capital (as defined in the ArtCarved Purchase Agreement) of ArtCarved as of the closing date. Based upon the estimated Adjusted Working Capital of ArtCarved of $17.0 million, the ArtCarved Purchase Price was approximately $114.8 million, subject to adjustment upon final determinations of the Adjusted Working Capital.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of
L.G. Balfour Company, Inc.:

    We have audited the accompanying balance sheets of L.G. Balfour Company, Inc. (a Delaware corporation and the Company), a wholly owned subsidiary of Town & Country Corporation (a Massachusetts corporation and the Parent), as of February 27, 1994, February 26, 1995 and February 25, 1996, and the related statements of operations, stockholder's equity and cash flows for the years ended February 27, 1994, February 26, 1995 and February 25, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.G. Balfour Company, Inc., as of February 27, 1994, February 26, 1995 and February 25, 1996, and the results of its operations and its cash flows for the years ended February 27, 1994, February 26, 1995 and February 25, 1996, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company relies on funding from its Parent to support operations and there is no assurance that the Parent will be able to continue to provide financial support to the Company. Therefore, there is substantial doubt about the Company's ability to continue as a going concern. The Parent's plans with regard to these matters, which primarily relate to the sale of the Company, are discussed in Notes 1 and 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                             /S/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
September 30, 1996 (except for the
matter discussed in Note 10,
for which the date is December 30, 1996)

                           L.G. BALFOUR COMPANY, INC.

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                                           FEBRUARY 27,  FEBRUARY 26,  FEBRUARY 25,  NOVEMBER 24,
                                                               1994          1995          1996          1996
                                                           ------------  ------------  ------------  ------------
                                                                                                     (UNAUDITED)
                                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents (Note 1).....................   $       25    $       25    $       80    $       59
  Accounts receivable, less allowance for doubtful
    accounts of $1,961, $5,866, $711 and $871 at February
    27, 1994, February 26, 1995, February 25, 1996 and
    November 24, 1996, respectively......................       17,374        14,427        15,362        20,605
  Accounts receivable--affiliates........................          104             6            62        --
  Inventories (Note 1)...................................        9,382        11,685        10,791         9,472
  Prepaid expenses and other current assets (Note 7).....        3,641         3,149         2,483         2,447
                                                           ------------  ------------  ------------  ------------
      Total current assets...............................       30,526        29,292        28,778        32,583
PROPERTY, PLANT AND EQUIPMENT, net (Note 1)..............       13,478        12,285        10,399         9,324
INTANGIBLE ASSETS (Note 1)...............................        2,986         2,842         2,698         2,590
OTHER ASSETS.............................................          999           817           688           553
                                                           ------------  ------------  ------------  ------------
                                                            $   47,989    $   45,236    $   42,563    $   45,050
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Bank overdraft.........................................   $    1,866    $    1,986    $    1,829    $      708
  Current portion of long-term debt
    (Note 2).............................................           78           217           245           257
  Accounts payable--trade................................        3,022         1,756         1,551         2,079
  Accounts payable--affiliates...........................          447            40            43           123
  Accrued expenses (Note 6)..............................        9,896        11,079        11,212         9,307
                                                           ------------  ------------  ------------  ------------
      Total current liabilities..........................       15,309        15,078        14,880        12,474
DUE TO PARENT, NET (Note 9)..............................        6,014        14,516        12,767        19,148
LONG-TERM DEBT, less current portion (Note 2)............           44           403           154        --
DEFERRED COMPENSATION, less current portion (Note 8).....        1,656         1,215           874           826
                                                           ------------  ------------  ------------  ------------
      Total liabilities..................................       23,023        31,212        28,675        32,448
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------
COMMITMENTS AND CONTINGENCIES (Note 5)
STOCKHOLDER'S EQUITY:
  Capital stock..........................................            4             4             4             4
  Additional paid-in capital.............................       75,970        75,970        75,970        75,970
  Accumulated deficit....................................      (51,008)      (61,950)      (62,086)      (63,372)
                                                           ------------  ------------  ------------  ------------
      Total stockholders' equity.........................       24,966        14,024        13,888        12,602
                                                           ------------  ------------  ------------  ------------
                                                            $   47,989    $   45,236    $   42,563    $   45,050
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                           L.G. BALFOUR COMPANY, INC.

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                                         FOR THE NINE MONTHS
                                                      FOR THE YEARS ENDED                       ENDED
                                            ----------------------------------------  --------------------------
                                            FEBRUARY 27,  FEBRUARY 26,  FEBRUARY 25,  NOVEMBER 26,  NOVEMBER 24,
                                                1994          1995          1996          1995          1996
                                            ------------  ------------  ------------  ------------  ------------

                                                                                             (UNAUDITED)
NET SALES.................................   $   85,304    $   77,491    $   71,300    $   53,413    $   55,521
COST OF SALES.............................       35,860        35,406        35,598        27,160        27,021
                                            ------------  ------------  ------------  ------------  ------------
      Gross profit........................       49,444        42,085        35,702        26,253        28,500
                                            ------------  ------------  ------------  ------------  ------------
EXPENSES:
  Selling.................................       36,220        42,891        27,788        20,695        22,899
  General and administrative (Note 4).....        7,130         8,852         5,708         5,136         5,011
                                            ------------  ------------  ------------  ------------  ------------
      Total expenses......................       43,350        51,743        33,496        25,831        27,910
                                            ------------  ------------  ------------  ------------  ------------
OTHER (INCOME) EXPENSE:
  Payroll tax refund (Note 5).............       --              (574)       --            --            --
  Gain on sale of facility (Note 1).......       --            --              (418)         (418)       --
  Interest expense (Note 8)...............          673           700           583           450           432
  Interest on due to Parent, net (Note
    9)....................................          683         1,093         1,986         1,401         1,384
                                            ------------  ------------  ------------  ------------  ------------
      Net other expense...................        1,356         1,219         2,151         1,433         1,816
                                            ------------  ------------  ------------  ------------  ------------
      Income (loss) before provision for
        income taxes......................        4,738       (10,877)           55        (1,011)       (1,226)
PROVISION FOR INCOME TAXES
  (Notes 1 and 3).........................           50            65           191           144            60
                                            ------------  ------------  ------------  ------------  ------------
      Net income (loss)...................   $    4,688    $  (10,942)   $     (136)   $   (1,155)   $   (1,286)
                                            ------------  ------------  ------------  ------------  ------------
                                            ------------  ------------  ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                           L.G. BALFOUR COMPANY, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                 (IN THOUSANDS)

                                                                                                              TOTAL
                                                                                ADDITIONAL                    STOCK-
                                                                                  PAID-IN    ACCUMULATED     HOLDER'S
                                                               CAPITAL STOCK      CAPITAL      DEFICIT        EQUITY
                                                             -----------------  -----------  ------------  ------------
BALANCE, FEBRUARY 28, 1993.................................      $       4       $  75,970    $  (55,696)   $   20,278
  Net income...............................................                         --             4,688         4,688
                                                                        --
                                                                                -----------  ------------  ------------
BALANCE, FEBRUARY 27, 1994.................................      $       4          75,970       (51,008)       24,966
  Net loss.................................................                         --           (10,942)      (10,942)
                                                                        --
                                                                                -----------  ------------  ------------
BALANCE, FEBRUARY 26, 1995.................................      $       4          75,970       (61,950)       14,024
  Net loss.................................................                         --              (136)         (136)
                                                                        --
                                                                                -----------  ------------  ------------
BALANCE, FEBRUARY 25, 1996.................................      $       4          75,970       (62,086)       13,888
  Net loss.................................................                         --            (1,286)       (1,286)
                                                                        --
                                                                                -----------  ------------  ------------
BALANCE, NOVEMBER 24, 1996 (Unaudited).....................      $       4       $  75,970    $  (63,372)   $   12,602
                                                                        --
                                                                        --
                                                                                -----------  ------------  ------------
                                                                                -----------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                           L.G. BALFOUR COMPANY, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                          FOR THE
                                                               FOR THE YEARS ENDED                   NINE MONTHS ENDED
                                                    ------------------------------------------  ----------------------------
                                                    FEBRUARY 27,   FEBRUARY 26,  FEBRUARY 25,   NOVEMBER 26,   NOVEMBER 24,
                                                        1994           1995          1996           1995           1996
                                                    -------------  ------------  -------------  -------------  -------------

                                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...............................    $   4,688     $  (10,942)    $    (136)     $  (1,155)     $  (1,286)
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities--
    Depreciation and amortization.................        1,899          1,978         2,026          1,548          1,460
    (Gain) loss on sale of property, plant and
      equipment...................................           25             89          (417)          (417)        --
    Change in assets and liabilities--
      (Increase) decrease in accounts receivable..       (5,759)         3,045          (991)        (4,736)        (5,181)
      (Increase) decrease in inventories..........       (1,351)        (2,303)          894         (1,085)         1,319
      (Increase) decrease in prepaid expenses and
        other current assets......................        1,278            492           666            787             36
      (Increase) decrease in other assets.........        2,559            182           129             52            135
      Increase (decrease) in bank overdraft and
        accounts payable, net.....................        1,931         (1,553)         (359)           714           (513)
      Increase (decrease) in accrued expenses.....       (6,444)         2,376           133         (1,386)        (2,312)
      Increase (decrease) in deferred
        compensation..............................       (1,239)          (441)         (341)          (150)           (48)
                                                         ------    ------------       ------    -------------  -------------
        Net cash provided by (used in) operating
          activities..............................       (2,413)        (7,077)        1,604         (5,828)        (6,390)
                                                         ------    ------------       ------    -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of fixed assets:.............           13             65           951            951            440
  Capital expenditures............................       (1,820)        (1,274)         (530)          (320)          (252)
                                                         ------    ------------       ------    -------------  -------------
        Net cash provided by (used in) investing
          activities..............................       (1,807)        (1,209)          421            631            188
                                                         ------    ------------       ------    -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (payments on) borrowings from
    Parent, net...................................        4,213          8,502        (1,749)         5,364          6,381
  Borrowings (payments) on capital leases.........           32           (216)         (221)          (163)          (200)
                                                         ------    ------------       ------    -------------  -------------
        Net cash provided by (used in) financing
          activities..............................        4,245          8,286        (1,970)         5,201          6,181
                                                         ------    ------------       ------    -------------  -------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.....................................           25         --                55              4            (21)
CASH AND CASH EQUIVALENTS, beginning of year......       --                 25            25             25             80
                                                         ------    ------------       ------    -------------  -------------
CASH AND CASH EQUIVALENTS, end of year............    $      25     $       25     $      80      $      29      $      59
                                                         ------    ------------       ------    -------------  -------------
                                                         ------    ------------       ------    -------------  -------------
SUPPLEMENTAL CASH FLOW DATA:
  Cash paid during the year for--
    Interest......................................    $      20     $       72     $      52      $      42      $      23
                                                         ------    ------------       ------    -------------  -------------
                                                         ------    ------------       ------    -------------  -------------
    Taxes.........................................    $      78     $       65     $     191      $     191      $      42
                                                         ------    ------------       ------    -------------  -------------
                                                         ------    ------------       ------    -------------  -------------
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES (Note 1)

   The accompanying notes are an integral part of these financial statements.

                           L.G. BALFOUR COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    GENERAL

    The accompanying financial statements are for L.G. Balfour Company, Inc. (the Company), a wholly owned subsidiary of Town & Country Corporation (the Parent). This subsidiary is engaged in the production and distribution of high school and college class rings on a made-to-order basis. The Company markets directly to students on campus and at campus book stores and offers a variety of graphics products, including graduation announcements, diplomas and memory books, and novelty items, such as T-shirts, key chains and pendants. During fiscal 1994 and 1995, the Company operated a licensed sports products direct mail distribution business. During the fourth quarter of fiscal 1995, the Company began selling the licensed sports products through retail as opposed to direct mail distribution channels.

    The Company relies on funding from the Parent to support operations.This funding is primarily obtained by the Parent through borrowings under its debt obligations. Compliance with the financial covenants under its debt obligations are measured quarterly. There can be no assurance that the Parent will remain in compliance with the financial covenants included in its working capital facility, Senior Secured and Senior Subordinated Notes and can continue to provide funding to support the Company's operations through fiscal year 1997. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    In addition, substantially all of the Company's assets have been pledged as collateral against the Parent's debt obligations.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include highly liquid investments with original maturities of three months or less; the carrying amount approximates fair market value because of the short-term maturities of these investments.

    REVENUE RECOGNITION

    Revenues from product sales are recognized as the time the product is shipped.

    IMPAIRMENT OF LONG-LIVED ASSETS

    In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. This statement deals with accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of.

    This statement requires that long-lived assets (e.g., property and equipment and intangibles) be reviewed for impairment whenever events or changes in circumstances, such as change in market value, indicate that the assets' carrying amounts may not be recoverable. In performing the review for recoverability, if future undiscounted cash flows (excluding interest charges) from the use and ultimate disposition of the assets are less than their carrying values, an impairment loss is recognized. Impairment losses are to be measured based on the fair value of the asset.

    On February 26, 1996, the Company adopted SFAS No. 121, which did not have a material impact on the Company's financial position or results of operations.

                           L.G. BALFOUR COMPANY, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, bank overdraft, accounts payable, long-term debt (including current maturities) and due to Parent, net. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, bank overdraft and accounts payable approximate fair value due to their short-term nature. See Notes 2 and 9 for fair value information pertaining to the Company's long-term debt and due to Parent, net. In fiscal 1995, in connection with its licensed sports products direct mail distribution business, the Company determined that its actual collection rate of sales was significantly less than previously estimated. Overall, the Company provided approximately 22% (the average provision rate) for allowances for uncollectible amounts relating to sales of products through this distribution channel. In fiscal 1995, the Company provided additional reserves to take into account its change in estimate regarding the realizability of these receivables, which resulted in a charge of approximately $2.6 million over the average provision rate.

    INVENTORIES

    Inventories, which include materials, labor and manufacturing overhead, are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

    Inventories consisted of the following:

                                                        FEBRUARY 27,  FEBRUARY 26,   FEBRUARY 25,   NOVEMBER 24,
                                                            1994          1995           1996           1996
                                                        ------------  -------------  -------------  ------------
                                                                                                    (UNAUDITED)
Raw materials.........................................  $  3,158,000  $   4,020,000  $   3,851,000   $3,766,000
Work-in-process.......................................     4,197,000      3,897,000      3,622,000    2,978,000
Finished goods........................................     2,027,000      3,768,000      3,318,000    2,728,000
                                                        ------------  -------------  -------------  ------------
                                                        $  9,382,000  $  11,685,000  $  10,791,000   $9,472,000
                                                        ------------  -------------  -------------  ------------
                                                        ------------  -------------  -------------  ------------

    The effects of gold price fluctuations are mitigated by the use of a consignment program with bullion dealers. As the gold selling price for orders is confirmed, the Company's Parent purchases the gold requirements at the then current market prices; any additional requirements for gold are held as consignee. This technique enables the Company to match the price it pays for gold with the price it charges its customers. The Company pays a fee, which is subject to periodic change, for the value of the gold it holds on consignment during the period prior to sale. For the years ended February 27, 1994, February 26, 1995 and February 25, 1996, these fees totaled approximately $200,000 each year and for the nine month periods ended November 26, 1995 and November 24, 1996, these fees totaled $162,000 and $214,000, respectively.

    The Company does not include the value of consigned gold in inventory or the corresponding liability in borrowings for financial statement purposes. As of February 27, 1994, February 26, 1995, February 25, 1996 and November 24, 1996, the Company held approximately 15,027 ounces valued at $5.7 million, 12,298 ounces valued at $4.6 million, 12,212 ounces valued at $4.9 million and 13,431 ounces valued at $5.1 million, respectively, of gold on consignment under its Parent's domestic gold agreements. The lenders under the Parent's domestic gold consignment agreements have a first priority security interest in the gold content of inventory.

                           L.G. BALFOUR COMPANY, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ADVERTISING

    The Company expenses the costs of advertising as incurred, except for certain direct-response advertising costs, which are capitalized and amortized over their expected period of future benefits.

    For the years ended February 27, 1994, February 26, 1995 and February 25, 1996 and for the nine-month periods ended November 26, 1995 and November 24, 1996, advertising expense was approximately $9,022,000, $10,565,000, $2,465,000,
$1,797,000 and $2,321,000, respectively. At February 27, 1994, February 26, 1995, February 25, 1996 and November 24, 1996, approximately $2,644,000, $0, $0 and $0, respectively, of direct response advertising costs were capitalized and included in prepaid expenses and other current assets.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Maintenance and repair items and charged to expense when incurred; renewals and betterments are capitalized. When property, plant and equipment are retired or sold, their costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in income. Included in other income in the accompanying statement of operations for the nine-month period ended November 26, 1995 and year ended February 25, 1996 is a $418,000 gain associated with the sale of one of the Company's manufacturing facilities.

    The Company provides for depreciation, principally using the straight-line method, at rates adequate to depreciate the applicable assets over their estimated useful lives, which range from 3 to 30 years.

    PROPERTY, PLANT AND EQUIPMENT CONSISTED OF THE FOLLOWING:

                                               USEFUL LIFE   FEBRUARY 27,   FEBRUARY 26,   FEBRUARY 25,   NOVEMBER 24,
                                                 RANGES          1994           1995           1996           1996
                                              -------------  -------------  -------------  -------------  -------------
                                                                                                           (UNAUDITED)
Real estate.................................    10-20 Years  $   7,720,000  $   7,629,000  $   6,875,000  $   5,271,000
Furniture and fixtures......................      3-7 Years        268,000        817,000        820,000        878,000
Tools and dies..............................     3-15 Years      7,700,000      7,700,000      7,700,000      7,700,000
Equipment...................................      3-8 Years      6,675,000      6,957,000      7,119,000      7,361,000
Leasehold improvements......................     4-20 Years       --              629,000        931,000        931,000
                                                             -------------  -------------  -------------  -------------
    Property, plant and equipment, gross....                    22,363,000     23,732,000     23,445,000     22,141,000
Less--Accumulated depreciation (Note 4).....                     8,885,000     11,447,000     13,046,000     12,817,000
                                                             -------------  -------------  -------------  -------------
    Property, plant and equipment, net......                 $  13,478,000  $  12,285,000  $  10,399,000  $   9,324,000

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

                           L.G. BALFOUR COMPANY, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES (CONTINUED)

reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized net of any valuation allowance. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company and its Parent have a tax-allocation agreement. The Company's results of operations are included in the consolidated federal return of the Parent. The agreement calls for the provisions (benefits) and payments (refunds) to be made as if the Company were to file its own separate company tax returns.

    LONG-TERM INTANGIBLE ASSETS

    The excess $5,612,000 of purchase price over the values assigned to the net assets acquired is being amortized using the straight-line method over approximately 40 years. The Company continually evaluates whether events and circumstances have occurred that indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business units' undiscounted operating income over the remaining life of the goodwill, as well as the pending sale of the Company (see Note 10), in measuring whether the goodwill is recoverable. Accumulated amortization was approximately $2,626,000, $2,770,000, $2,914,000 and $3,022,000 at February 27, 1994, February 26, 1995,
February 25, 1996 and November 24, 1996, respectively.

    SALES REPRESENTATIVE ADVANCES AND RESERVE FOR SALES REPRESENTATIVE ADVANCES

    The Company advances funds to new sales representatives in order to open up new sales territories or makes payments to predecessor sales representatives on behalf of successor sales representatives (Note 5). Such amounts are repaid by the sales representatives through earned commissions on product sales. The Company provides reserves to cover those amounts which it estimates to be uncollectible (Note 7).

    SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES

    During fiscal 1994 and 1995 and the nine-month period ended November 24, 1996, the Company had fixed asset additions of approximately $90,000, $700,000 and $58,000, respectively, funded by increases in capital lease obligations.

    INTERIM FINANCIAL STATEMENTS

    The financial statements for the nine months ended November 26, 1995 and November 24, 1996 are unaudited. In management's opinion, these unaudited financial statements have been prepared on the

                           L.G. BALFOUR COMPANY, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INTERIM FINANCIAL STATEMENTS (CONTINUED)

same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial data for such periods. The unaudited results for the nine months ended November 24, 1996 are not necessarily indicative of the results expected for the entire fiscal year.

(2) LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                 FEBRUARY 27,  FEBRUARY 26,  FEBRUARY 25,  NOVEMBER 24,
                                                                     1994          1995          1996          1996
                                                                 ------------  ------------  ------------  ------------
                                                                                                           (UNAUDITED)
Lease obligation for office furniture and equipment, payable in
  monthly installments with interest of 9.67%..................   $   --        $  620,000    $  399,000    $  218,000
Other obligations..............................................      122,000        --            --            39,000
                                                                 ------------  ------------  ------------  ------------
                                                                     122,000       620,000       399,000       257,000
Less--Current portion..........................................       78,000       217,000       245,000       257,000
                                                                 ------------  ------------  ------------  ------------
                                                                  $   44,000    $  403,000    $  154,000    $   --
                                                                 ------------  ------------  ------------  ------------
                                                                 ------------  ------------  ------------  ------------

    The Company's management believes, based on the short-term nature of the Company's debt and because interest rates approximate the Company's incremental borrowing rate, that the carrying value approximates fair value.

(3) INCOME TAXES

    The components of the provision for income taxes are as follows:

                                                                                      FOR THE NINE MONTHS ENDED
                                                                                      --------------------------
                                            FEBRUARY 27,  FEBRUARY 26,  FEBRUARY 25,  NOVEMBER 26,  NOVEMBER 24,
                                                1994          1995          1996          1995          1996
                                            ------------  ------------  ------------  ------------  ------------
                                                                                             (UNAUDITED)
Current--
  Federal.................................   $   --        $   --        $   --        $   --        $   --
  State...................................       50,000        65,000       191,000       144,000        60,000
                                            ------------  ------------  ------------  ------------  ------------
      Total provision.....................   $   50,000    $   65,000    $  191,000    $  144,000    $   60,000
                                            ------------  ------------  ------------  ------------  ------------
                                            ------------  ------------  ------------  ------------  ------------

                           L.G. BALFOUR COMPANY, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(3) INCOME TAXES (CONTINUED)
    The Company's effective tax rate differs from the federal statutory rate of 35% for the years ended February 27, 1994, February 26, 1995 and February 25, 1996 and for the nine months ended November 26, 1995 and November 24, 1996 due to the following (in thousands):

                                                                                                              FOR THE
                                                                                                         NINE MONTHS ENDED
                                                                                                  --------------------------------
                                                    FEBRUARY 27,   FEBRUARY 26,   FEBRUARY 25,     NOVEMBER 26,     NOVEMBER 24,
                                                        1994           1995           1996             1995             1996
                                                    -------------  ------------  ---------------  ---------------  ---------------

                                                                                                            (UNAUDITED)
Computed tax provision (benefit) at statutory
  rate............................................    $   1,658     $   (3,807)     $      20        $    (354)       $    (429)
Increases resulting from State taxes..............           50             65            191              144               60
Items not deductible for income tax purposes......           68             64             64               48               48
(Utilization) deferral of net operating losses....       (1,726)         3,743            (84)             306              381
                                                         ------    ------------         -----            -----            -----
                                                      $      50     $       65      $     191        $     144        $      60
                                                         ------    ------------         -----            -----            -----
                                                         ------    ------------         -----            -----            -----

                                                                 FEBRUARY 27,  FEBRUARY 26,  FEBRUARY 25,  NOVEMBER 24,
                                                                     1994          1995          1996          1996
                                                                 ------------  ------------  ------------  ------------
                                                                                                           (UNAUDITED)
Deferred tax assets--
  Accounts receivable reserves.................................   $    1,174    $    2,190    $      883    $      856
  Accrual for loss on assets held for sale or disposal.........        1,873           742           561        --
  Inventories..................................................          526           525           452           373
  Other........................................................          594         1,345         1,570         1,347
  Net operating loss carryforwards.............................        6,790        12,042        14,554        14,502
                                                                 ------------  ------------  ------------  ------------
      Total gross deferred tax assets..........................       10,957        16,844        18,020        17,078
Less--Valuation allowance......................................        8,344        14,356        16,069        15,529
                                                                 ------------  ------------  ------------  ------------
      Net deferred tax assets..................................   $    2,613    $    2,488    $    1,951    $    1,549
                                                                 ------------  ------------  ------------  ------------
Deferred tax liabilities--
  Property, plant and equipment, principally due to differences
    in depreciation............................................   $    2,613    $    2,488    $    1,951    $    1,549
                                                                 ------------  ------------  ------------  ------------
      Total deferred tax liabilities...........................        2,613         2,488         1,951         1,549
      Net deferred tax asset (liability).......................   $   --        $   --        $   --        $   --
                                                                 ------------  ------------  ------------  ------------
                                                                 ------------  ------------  ------------  ------------

    The valuation allowance relates to uncertainty surrounding the realizability of the deferred tax assets, principally the net operating loss carryforwards.

    For tax reporting purposes, the Company has U.S. net operating loss carryforwards of approximately $36.3 million as of November 24, 1996, subject to Internal Revenue Service (IRS) review and approval and certain IRS limitations on net operating loss utilization. Utilization of the net operating loss carryforwards is contingent on the Company's ability to generate income in the future. The net operating loss carryforwards will expire from 2006 to 2012 if not utilized.

                           L.G. BALFOUR COMPANY, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(4) LOSS ON ASSETS HELD FOR SALE OR DISPOSAL

    In fiscal 1993, the Company's management decided to make changes with respect to certain of its operations. As a result of this decision, the Company recognized a pretax charge of $14.5 million in the fourth quarter of fiscal 1993 to reserve for the losses associated with the disposal of certain inventory and fixed assets, including property, plant and equipment of approximately $12.9 million and intangible assets of approximately $1.6 million no longer considered necessary to its future business plans. At February 26, 1995, the disposals had been substantially completed and the remaining reserve of approximately $1.8 million was intended to cover the net book value and demolition costs associated with the disposition of a manufacturing facility. At February 25, 1996, the remaining reserve was approximately $1.4 million. In fiscal 1996, due to a change in estimates for demolishing the facility, the Company reduced the reserve by approximately $400,000, which is included as a reduction of general and administrative expenses in the accompanying statement of operations. At February 26, 1995 and February 25, 1996, approximately $1.2 million of the reserve is included in accumulated depreciation as an offset against property, plant and equipment (Note 1), and the remaining reserve is included in accrued expenses in the accompanying balance sheets. During the nine-month period ended November 24, 1996, the Company completed the demolition and sale of the manufacturing facility and reduced the reserve by approximately $150,000, which is included as a reduction of general and administrative expenses in the accompanying statement of operations. Additionally, the remaining reserve of approximately $1.2 million was utilized to write-off the associated property, plant and equipment as opposed to being included in accumulated depreciation as an offset, against property, plant and equipment as described above.

(5) COMMITMENTS AND CONTINGENCIES

    Certain Company facilities and equipment are leased under agreements expiring at various dates through 2009. The Company's commitments under the noncancelable portion of all operating leases for the next five years and in total thereafter at February 25, 1996 are approximately as follows:

                                                                           TOTAL
YEAR                                                                     COMMITMENT
----------------------------------------------------------------------  ------------
1997..................................................................   $1,086,000
1998..................................................................    1,069,000
1999..................................................................    1,037,000
2000..................................................................    1,057,000
2001..................................................................    1,073,000
Thereafter............................................................    7,579,000

    There were no significant additions, deletions or modifications to the Company's commitments under the noncancelable portion of all operating leases from February 25, 1996 through November 24, 1996.

    Lease and rental expense included in the accompanying statements of operations amounted to approximately $184,000, $483,000 and $920,000 for the years ended February 27, 1994, February 26, 1995 and February 25, 1996, respectively, and approximately $673,000 and $866,000 for the nine month periods ending November 26, 1995 and November 24, 1996, respectively.

    The Company is a party to certain contracts with some of its sales representatives whereby the representatives have purchased the right to sell the Company's products in a territory from their predecessor. The contracts generally provide that the value of these rights is primarily determined by the

                           L.G. BALFOUR COMPANY, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(5) COMMITMENTS AND CONTINGENCIES (CONTINUED) amount of business achieved by a successor sales representative and is therefore not determinable in advance of performance by the successor sales representative.

    Substantially all of the Company's assets have been pledged as collateral against the Parent's debt obligations.

    During fiscal 1995, the Company received an IRS tax refund of approximately $574,000 (including interest), which is reflected in other income in the accompanying statement of operations. This amount represents a favorable settlement related to payroll taxes paid by the Company for individuals determined to be independent contractors.

    The Company is not party to any pending legal proceedings other than ordinary routine litigation incidental to the business. In management's opinion, adverse decisions on those legal proceedings, in the aggregate, would not have a materially adverse impact on the Company's results of operations or financial position.

(6) ACCRUED EXPENSES

    The principal components of accrued expenses are approximately as follows:

                                                               FEBRUARY 27,  FEBRUARY 26,   FEBRUARY 25,   NOVEMBER 24,
                                                                   1994          1995           1996           1996
                                                               ------------  -------------  -------------  ------------
                                                                                                           (UNAUDITED)
Compensation and related costs...............................  $  1,854,000  $   1,926,000  $   2,442,000  $  1,857,000
Sales and use tax............................................       969,000        794,000        503,000       687,000
Commissions and royalties....................................     1,479,000      2,900,000      2,296,000     2,710,000
Customer deposits............................................     4,243,000      4,199,000      4,717,000     2,756,000
Current portion of deferred compensation (Note 8)............       414,000        380,000        355,000       344,000
Other........................................................       937,000        880,000        899,000       953,000
                                                               ------------  -------------  -------------  ------------
      Total accrued expenses.................................  $  9,896,000  $  11,079,000  $  11,212,000  $  9,307,000
                                                               ------------  -------------  -------------  ------------
                                                               ------------  -------------  -------------  ------------

(7) PREPAID EXPENSES AND OTHER CURRENT ASSETS

    Prepaid expenses and other current assets consisted of approximately the following:

                                                              FEBRUARY 27,   FEBRUARY 26,   FEBRUARY 25,   NOVEMBER 24,
                                                                  1994           1995           1996           1996
                                                              -------------  -------------  -------------  -------------
                                                                                                            (UNAUDITED)
Sales representative advances (Note 1)......................  $   4,056,000  $   5,169,000  $   4,571,000  $   2,386,000
Reserve on sales representative advances (Note 1)(a)........     (3,295,000)    (2,305,000)    (2,497,000)      (733,000)
Prepaid advertising (Note 1)................................      2,644,000       --             --             --
Other.......................................................        236,000        285,000        409,000        794,000
                                                              -------------  -------------  -------------  -------------
                                                              $   3,641,000  $   3,149,000  $   2,483,000  $   2,447,000
                                                              -------------  -------------  -------------  -------------
                                                              -------------  -------------  -------------  -------------




(a)

                   Valuation and Qualifying Accounts --

-------------------------------------------------------------------------------------------------------------------------------
                              Column A                Column B              Column C                 Column D        Column E
-------------------------------------------------------------------------------------------------------------------------------
                                                                            ADDITIONS
                                                                  ------------------------------
                                                                     (1)              (2)
                                                    BALANCE       Charged to       Charged to                        BALANCE AT
  FOR THE PERIOD                                    BEGINNING     Costs and     Other Accounts--     DEDUCTIONS-      END OF
      ENDING                 DESCRIPTION            OF PERIOD     Expenses          Describe          DESCRIBE(*)      PERIOD
-------------------------------------------------------------------------------------------------------------------------------
Twelve Months Ending     Reserve on Sales
 February 27, 1994        Representative Advances   $5,095,000    703,100             --             2,503,100      $3,295,000

Twelve Months Ending     Reserve on Sales
 February 26, 1995        Representative Advances   $3,295,000    284,900             --             1,274,900      $2,305,000

Twelve Months Ending     Reserve on Sales
 February 25, 1996        Representative Advances   $2,305,000    659,900             --               467,900      $2,497,000

Nine Months Ending       Reserve on Sales
 November 24, 1996        Representative Advances   $2,497,000    491,800             --             2,255,800        $733,000
-------------------------------------------------------------------------------------------------------------------------------

* Represents write-off of terminated sales representatives amount and foregiveness of amounts by Balfour.

                           L.G. BALFOUR COMPANY, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(8) EMPLOYEE BENEFIT PLANS

    POSTEMPLOYMENT MEDICAL BENEFITS

    In December 1990, the Financial Accounting Standards Board issued SFAS No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, which requires that the accrual method of accounting for certain postretirement benefits be adopted. Adoption is required for fiscal years beginning after December 1992. The Company provides certain health care and life insurance benefits for employees who retired prior to December 31, 1990. The Company adopted this statement in fiscal 1994 and is recognizing the actuarial present value of the accumulated postretirement benefit obligation (APBO) of approximately $6.2 million using the delayed recognition method over a period of 20 years. Prior to adopting SFAS No. 106, the cost of providing these benefits was expensed as incurred and amounted to approximately $508,000 for the year ended February 28, 1993.

    The following table sets forth the plan status (in thousands):

                                                                          FEBRUARY 27,  FEBRUARY 26,  FEBRUARY 25,
                                                                              1994          1995          1996
                                                                          ------------  ------------  ------------
Accumulated postretirement benefit obligation--
  Retired employees.....................................................   $   (6,477)   $   (6,088)   $   (5,710)
  Active employees......................................................       --            --            --
                                                                          ------------  ------------  ------------
      Total.............................................................       (6,477)       (6,088)       (5,710)
Plan assets at fair value...............................................       --            --            --
                                                                          ------------  ------------  ------------
      Unfunded accumulated benefit obligation in excess of plan
        assets..........................................................       (6,477)       (6,088)       (5,710)
Unrecognized net gain...................................................       --               (73)         (336)
Unrecognized transition obligation......................................        6,162         5,810         5,487
                                                                          ------------  ------------  ------------
      Accrued postretirement medical benefit cost.......................   $     (315)   $     (351)   $     (559)
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    As of November 24, 1996, there was $738,000 accrued for postretirement medical benefit costs.

                           L.G. BALFOUR COMPANY, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(8) EMPLOYEE BENEFIT PLANS (CONTINUED)
    The net periodic postretirement benefit costs for the years ending February 27, 1994, February 26, 1995 and February 25, 1996 and for the nine-month periods ended November 26, 1995 and November 24, 1996 included the following components (in thousands):

                                                                                                           FOR THE
                                                                                                         NINE MONTHS
                                                                                                            ENDED
                                                                                                       ---------------
                                                     FEBRUARY 27,     FEBRUARY 26,     FEBRUARY 25,     NOVEMBER 26,
                                                         1994             1995             1996             1995
                                                    ---------------  ---------------  ---------------  ---------------

                                                                                                         (UNAUDITED)
Service costs--benefits attributed to service
  during the period...............................     $  --            $  --            $  --            $  --
Interest cost.....................................           494              474              444              356
Actuarial assumptions.............................        --               --               --               --
Amortization of unrecognized transition
  obligation......................................           324              323              323              242
                                                           -----            -----            -----            -----
      Net periodic postretirement benefit cost....     $     818        $     797        $     767        $     598
                                                           -----            -----            -----            -----
                                                           -----            -----            -----            -----


                                                     NOVEMBER 24,
                                                         1996
                                                    ---------------

Service costs--benefits attributed to service
  during the period...............................     $  --
Interest cost.....................................           326
Actuarial assumptions.............................        --
Amortization of unrecognized transition
  obligation......................................           242
                                                           -----
      Net periodic postretirement benefit cost....     $     568
                                                           -----
                                                           -----

    For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits is assumed for fiscal 1996; the rate was assumed to decrease gradually to 6% for fiscal 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate one percentage point each year would increase the APBO as of February 25, 1996 by $380,000 or 7%, and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for fiscal 1996 by $30,000 or 4%.

    The weighted average discount rate used in determining APBO was 8.0% in fiscal 1994, 1995 and 1996.

    Interest cost associated with the accumulated postretirement benefit obligation is included as a component of interest expense in the statements of operations.

    DEFERRED COMPENSATION

    The Company has deferred compensation agreements with certain sales representatives and executives, which provide for payments upon retirement or death based on the value of life insurance policies or mutual fund shares at the retirement date. The cost of the Company's liability under these compensation agreements for the years ended February 27, 1994, February 26, 1995 and February 25, 1996 was approximately $156,000, $156,000 and $50,000, respectively, and for the nine-month periods ended November 26, 1995 and November 24, 1996 was approximately $50,000 and $79,000, respectively.

    EMPLOYEE STOCK PURCHASE PLAN

    On January 25, 1988, the Board of Directors of the Parent adopted the 1988 Employee Stock Purchase Plan (the Stock Purchase Plan) for 500,000 shares of the Parent Class A Common Stock. Under the Stock Purchase Plan, each eligible participating employee is deemed to have been granted an option to

                           L.G. BALFOUR COMPANY, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(8) EMPLOYEE BENEFIT PLANS (CONTINUED)
purchase shares of the Parent's Class A Common Stock on a semiannual basis at a price equal to 90% of the market value on the last day of the period.

(9) RELATED PARTY TRANSACTIONS

    The Parent administers certain programs (health insurance, workmen's compensation, gold consignment, etc.) and charges all directly identifiable costs to the Company. The Parent does not charge or allocate any indirect costs; however, management believes these amounts are not significant in fiscal 1994, 1995 and 1996 and for the nine-month periods ending November 26, 1995 and November 24, 1996.

    The net amount due to Parent of $6,014,000, $14,516,000, $12,767,000 and
$19,148,000 at February 27, 1994, February 26, 1995, February 25, 1996 and
November 24, 1996, respectively, represent advances to fund operating needs and include the charges discussed previously. The Parent charged or credited the Company interest on a monthly basis at a rate of 11% in fiscal 1994 and 1995 and 11.5% in fiscal 1996 and for the nine-month period ending November 24, 1996. Included in the accompanying statements of operations are net interest charges of $683,000, $1,093,000 and $1,986,000 in fiscal 1994, 1995 and 1996, respectively, and $1,401,000 and $1,384,000 for the nine-month periods ended November 26, 1995 and November 24, 1996, respectively.

    As the net amount due to Parent has no specified maturity date and the Parent has no present intention to demand repayment, management believes that estimating its fair market value is not practicable.

(10) PENDING SALE

    The Parent company, having reviewed the Company's performance, concluded that it would be in the best interest of the Parent's investors and creditors to consider opportunities to sell the Company.

    On May 20, 1996 (the "Original Agreement"), the Parent entered into an agreement to sell the assets and liabilities of the Company (the "Balfour Acquisition") and Gold Lance, Inc. (the "Gold Lance Acquisition"), another class ring manufacturing subsidiary of the Parent, constituting substantially all of the operations of the Company and Gold Lance, Inc. to Commemorative Brands, Inc. ("CBI" and formerly Class Rings, Inc. and Scholastic Brands, Inc.), a new company formed by Castle Harlan Partners II, L.P. ("CHP II"). The Original Agreement was amended on November 21, 1996 (the "Modified Agreement"), to exclude the Gold Lance Acquisition, among other things. Separately, CBI entered into an agreement with CJC Holdings, Inc. ("CJC") to acquire its class ring and recognition and affinity businesses.

    On September 6, 1996, CBI, CHP II and the Parent entered into an Agreement Containing Consent Order (the "Consent Agreement") with the Federal Trade Commission (the "FTC"). Pursuant to the Consent Agreement, CBI has agreed, among other things, not to acquire any assets of or interests in Gold Lance, Inc., which CBI had originally contracted to buy together with the Company. Also, pursuant to the Consent Agreement, the Parent and Gold Lance, Inc. agreed, among other things, not to sell any assets to CBI, other than pursuant to the Balfour Acquisition, or to acquire any interest in CBI. On October 8, 1996, the FTC placed the Consent Agreement and the proposed order on the public record for a period of 60 days for the receipt and consideration of comments or views from any interested person.

                           L.G. BALFOUR COMPANY, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(10) PENDING SALE (CONTINUED)
    On December 16, 1996, the Parent completed the sale of certain assets and liabilities of the Company (the "Closing"). At Closing, the Parent received cash equal to the purchase price of $44 million, plus $3.4 million in working capital adjustments from January 28, 1996 to the date of Closing, plus $4.9 million representing the value of gold on-hand as of the date of Closing less $14 million placed in escrow pending final FTC approval. Following the expiration of the public comment period described above, final approval from the FTC was received on December 20, 1996. The $14 million in escrowed funds were subsequently released and paid to the Parent on December 30, 1996. The working capital and gold values are contingent upon pending reconciliations to be completed within 45 days from the date of closing for working capital and 90 days for the value of gold on-hand.

     No person has been authorized to give any information or to make any representations not in this Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes to any person in any jurisdiction in which it would be unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                   ____________________

                    TABLE OF CONTENTS
                                                    Page
                                                    ----
Available Information .............................   i
Prospectus Summary ................................   1
Risk Factors ......................................  15
Use of Proceeds ...................................  20
The Exchange Offer.................................  20
Capitalization ....................................  28
Unaudited Pro Forma Combined Financial
     Statements and Other Data ....................  30
Selected Historical Financial and Other Data.......  39
Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations ...................................  43
Business ..........................................  54
Management ........................................  70
Principal Stockholders ............................  74
Certain Relationships and Related
     Transactions .................................  75
The Acquisitions ..................................  75
Description of Capital Stock ......................  76
Description of the Bank Credit Facility ...........  78
Description of Notes ..............................  81
Certain Federal Income
     Tax Considerations ........................... 111
Plan of Distribution .............................. 113
Legal Matters ..................................... 114
Experts ........................................... 114
Index to Financial Statements ..................... F-1

              COMMEMORATIVE BRANDS, INC.

            Offer to exchange $90,000,000
                        of new
            11% Senior Subordinated Notes
                       due 2007
for $90,000,000 of any and all outstanding 11% Senior
                  Subordinated Notes
                       due 2007

                 Marine Midland Bank
                    Exchange Agent
                     40 Broadway
               New York, New York 10005
      Attention: Corporate Trust Administration
              Telephone: (212) 658-1000
              Telecopier: (212) 658-6425